Registration No.  333-162524
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 2210

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 31, 2009 at 2:00 p.m. pursuant to Rule 487.

                ________________________________



                  Dow(R) Target 5 1Q '10 - Term 3/31/11
                 Global Target 15 1Q '10 - Term 3/31/11
                MSCI EAFE Target 20 1Q '10 - Term 3/31/11
               Nasdaq(R)  Target 15 1Q '10 - Term 3/31/11
              NYSE(R) Intl. Target 25 1Q '10 - Term 3/31/11
                   S&P Target 24 1Q '10 - Term 3/31/11
                S&P Target SMid 60 1Q '10 - Term 3/31/11
                   Target 50/50 1Q '10 - Term 3/31/11
                Target Divsd. Dvd. 1Q '10 - Term 3/31/11
             Target Dvd. Multi-Strat. 1Q '10 - Term 3/31/11
                 Target Dbl. Play 1Q '10 - Term 3/31/11
                  Target Focus 5 1Q '10 - Term 3/31/11
                   Target Growth 1Q '10 - Term 3/31/11
                  Target Mega-Cap 1Q '10 - Term 3/31/11
                 Target Small-Cap 1Q '10 - Term 3/31/11
              Target VIP Cons. Eqty. 1Q '10 - Term 3/31/11
          Value Line(R) Divsd. Target 40 1Q '10 - Term 3/31/11
             Value Line(R) Target 25 1Q '10 - Term 3/31/11

                                 FT 2210

FT 2210 is a series of a unit investment trust, the FT Series. FT 2210 consists of 18 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              FIRST TRUST(R)

                              1-800-621-1675


            The date of this prospectus is December 31, 2009

                                Table of Contents

Summary of Essential Information                                    3
Fee Table                                                           9
Report of Independent Registered Public Accounting Firm            14
Statements of Net Assets                                           15
Schedules of Investments                                           21
The FT Series                                                      53
Portfolios                                                         54
Risk Factors                                                       62
Hypothetical Performance Information                               66
Public Offering                                                    72
Distribution of Units                                              74
The Sponsor's Profits                                              76
The Secondary Market                                               76
How We Purchase Units                                              76
Expenses and Charges                                               76
Tax Status                                                         77
Retirement Plans                                                   80
Rights of Unit Holders                                             81
Income and Capital Distributions                                   81
Redeeming Your Units                                               82
Investing in a New Trust                                           83
Removing Securities from a Trust                                   84
Amending or Terminating the Indenture                              84
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                         85
Other Information                                                  86

                     Summary of Essential Information

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                           The Dow(R)       Global           MSCI EAFE
                                                                           Target 5         Target 15        Target 20
                                                                           Portfolio, 1st   Portfolio, 1st   Portfolio, 1st
                                                                           Quarter 2010     Quarter 2010     Quarter 2010
                                                                           Series           Series           Series
                                                                           ______________   ______________   ______________
Initial Number of Units (1)                                                    12,829           14,965           14,909
Fractional Undivided Interest in the Trust per Unit (1)                      1/12,829         1/14,965         1/14,909
Public Offering Price:
Public Offering Price per Unit (2)                                         $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                                       (.100)           (.100)           (.100)
                                                                           ___________      __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                  9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                                      (.145)           (.145)           (.145)
                                                                           __________       __________       __________
Redemption Price per Unit (5)                                                   9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                                        (.029)           (.029)           (.029)
                                                                           __________       __________       __________
Net Asset Value per Unit                                                   $    9.676       $    9.676       $    9.676
                                                                           ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)                             $    .3640       $    .3857       $    .1965
Cash CUSIP Number                                                          30269F 109       30269F 158       30269F 208
Reinvestment CUSIP Number                                                  30269F 117       30269F 166       30269F 216
Fee Accounts Cash CUSIP Number                                             30269F 125       30269F 174       30269F 224
Fee Accounts Reinvestment CUSIP Number                                     30269F 133       30269F 182       30269F 232
FTPS CUSIP Number                                                          30269F 141       30269F 190       30269F 240
Security Code                                                                  059668           059673           059468
Ticker Symbol                                                                  FBLCDX           FDLBRX           FTHJNX

First Settlement Date                                        January 6, 2010
Mandatory Termination Date (7)                               March 31, 2011
Rollover Notification Date (8)                               March 15, 2011
Special Redemption and Liquidation Period (8)                March 15, 2011 to March 31, 2011
Distribution Record Date                                     Tenth day of each month, commencing January 10, 2010.
Distribution Date (6)                                        Twenty-fifth day of each month, commencing January 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                           NYSE (R)
                                                          Nasdaq (R)       International    S&P              S&P
                                                          Target 15        Target 25        Target 24        Target SMid 60
                                                          Portfolio, 1st   Portfolio, 1st   Portfolio, 1st   Portfolio, 1st
                                                          Quarter 2010     Quarter 2010     Quarter 2010     Quarter 2010
                                                          Series           Series           Series           Series
                                                          ______________   ______________   ______________   ______________
Initial Number of Units (1)                                   14,260           17,689           12,361           17,369
Fractional Undivided Interest in the Trust per Unit (1)     1/14,260         1/17,689         1/12,361         1/17,369
Public Offering Price:
Public Offering Price per Unit (2)                        $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                      (.100)           (.100)           (.100)           (.100)
                                                          __________       __________       __________       __________
Aggregate Offering Price Evaluation of Securities per          9.900            9.900            9.900            9.900
Unit (4)
   Less Deferred Sales Charge per Unit (3)                     (.145)           (.145)           (.145)           (.145)
                                                          __________       __________       __________       __________
Redemption Price per Unit (5)                                  9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)          (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                       (.029)           (.025)           (.029)           (.029)
                                                          __________       __________       __________       __________
Net Asset Value per Unit                                  $    9.676       $    9.680       $    9.676       $    9.676
                                                          ==========       ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)            $    .0496       $    .1964       $    .1570       $    .1880
Cash CUSIP Number                                         30269F 257       30269F 307       30269F 356       30269F 406
Reinvestment CUSIP Number                                 30269F 265       30269F 315       30269F 364       30269F 414
Fee Accounts Cash CUSIP Number                            30269F 273       30269F 323       30269F 372       30269F 422
Fee Accounts Reinvestment CUSIP Number                    30269F 281       30269F 331       30269F 380       30269F 430
FTPS CUSIP Number                                         30269F 299       30269F 349       30269F 398       30269F 448
Security Code                                                 059473           059678           059683           059649
Ticker Symbol                                                 FTDAPX           FJKLOX           FORJNX           FSMDNX

First Settlement Date                                        January 6, 2010
Mandatory Termination Date (7)                               March 31, 2011
Rollover Notification Date (8)                               March 15, 2011
Special Redemption and Liquidation Period (8)                March 15, 2011 to March 31, 2011
Distribution Record Date                                     Tenth day of each month, commencing January 10, 2010.
Distribution Date (6)                                        Twenty-fifth day of each month, commencing January 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                               Target
                                                                               Diversified      Target Dividend
                                                                Target 50/50   Dividend         Multi-Strategy   Target Double Play
                                                                Portfolio, 1st Portfolio, 1st   Portfolio, 1st   Portfolio, 1st
                                                                Quarter 2010   Quarter 2010     Quarter 2010     Quarter 2010
                                                                Series         Series           Series           Series
                                                                ______________ ______________   ______________   __________________
Initial Number of Units (1)                                         23,151         15,511           24,534           16,679
Fractional Undivided Interest in the Trust per Unit (1)           1/23,151       1/15,511         1/24,534         1/16,679
Public Offering Price:
Public Offering Price per Unit (2)                              $   10.000     $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                            (.100)         (.100)           (.100)           (.100)
                                                                __________     __________       __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)       9.900          9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                           (.145)         (.145)           (.145)           (.145)
                                                                __________     __________       __________       __________
Redemption Price per Unit (5)                                        9.755          9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                (.050)         (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                             (.029)         (.029)           (.029)           (.025)
                                                                __________     __________       __________       __________
Net Asset Value per Unit                                        $    9.676     $    9.676       $    9.676       $    9.680
                                                                ==========     ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)                  $    .2779     $    .3837       $    .4023       $    .1969
Cash CUSIP Number                                               30269F 455     30269F 505       30269F 554       30269F 604
Reinvestment CUSIP Number                                       30269F 463     30269F 513       30269F 562       30269F 612
Fee Accounts Cash CUSIP Number                                  30269F 471     30269F 521       30269F 570       30269F 620
Fee Accounts Reinvestment CUSIP Number                          30269F 489     30269F 539       30269F 588       30269F 638
FTPS CUSIP Number                                               30269F 497     30269F 547       30269F 596       30269F 646
Security Code                                                       059510         059688           059562           059693
Ticker Symbol                                                       FTYKMX         FDVKGX           FCHALX           FRTKBX

First Settlement Date                                         January 6, 2010
Mandatory Termination Date (7)                                March 31, 2011
Rollover Notification Date (8)                                March 15, 2011
Special Redemption and Liquidation Period (8)                 March 15, 2011 to March 31, 2011
Distribution Record Date                                      Tenth day of each month, commencing January 10, 2010.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing January 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                 Target         Target           Target
                                                                 Focus Five     Growth           Mega-Cap         Target Small-Cap
                                                                 Portfolio, 1st Portfolio, 1st   Portfolio, 1st   Portfolio, 1st
                                                                 Quarter 2010   Quarter 2010     Quarter 2010     Quarter 2010
                                                                 Series         Series           Series           Series
                                                                 ______________ ______________   ______________   ______________
Initial Number of Units (1)                                          24,937         14,144           28,177           13,878
Fractional Undivided Interest in the Trust per Unit (1)            1/24,937       1/14,144         1/28,177         1/13,878
Public Offering Price:
Public Offering Price per Unit (2)                               $   10.000     $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                             (.100)         (.100)           (.100)           (.100)
                                                                 __________     __________       __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)        9.900          9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                            (.145)         (.145)           (.145)           (.145)
                                                                 __________     __________       __________       __________
Redemption Price per Unit (5)                                         9.755          9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                 (.050)         (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                              (.029)         (.029)           (.029)           (.029)
                                                                 __________     __________       __________       __________
Net Asset Value per Unit                                         $    9.676     $    9.676       $    9.676       $    9.676
                                                                 ==========     ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)                   $    .1662     $    .0395       $    .0947       $    .0494
Cash CUSIP Number                                                30269F 653     30269F 703       30269F 752       30269F 802
Reinvestment CUSIP Number                                        30269F 661     30269F 711       30269F 760       30269F 810
Fee Accounts Cash CUSIP Number                                   30269F 679     30269F 729       30269F 778       30269F 828
Fee Accounts Reinvestment CUSIP Number                           30269F 687     30269F 737       30269F 786       30269F 836
FTPS CUSIP Number                                                30269F 695     30269F 745       30269F 794       30269F 844
Security Code                                                        059698         059478           059567           059572
Ticker Symbol                                                        FWNTRX         FSLETX           FSTARX           FGRNCX

First Settlement Date                                         January 6, 2010
Mandatory Termination Date (7)                                March 31, 2011
Rollover Notification Date (8)                                March 15, 2011
Special Redemption and Liquidation Period (8)                 March 15, 2011 to March 31, 2011
Distribution Record Date                                      Tenth day of each month, commencing January 10, 2010.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing January 25, 2010.
____________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                           Target VIP       Value Line(R)
                                                                           Conservative     Diversified      Value Line(R)
                                                                           Equity           Target 40        Target 25
                                                                           Portfolio, 1st   Portfolio, 1st   Portfolio, 1st
                                                                           Quarter 2010     Quarter 2010     Quarter 2010
                                                                           Series           Series           Series
                                                                           ______________   ______________   ______________
Initial Number of Units (1)                                                    24,307           15,533           15,603
Fractional Undivided Interest in the Trust per Unit (1)                      1/24,307         1/15,533         1/15,603
Public Offering Price:
Public Offering Price per Unit (2)                                         $   10.000        $  10.000        $  10.000
   Less Initial Sales Charge per Unit (3)                                       (.100)           (.100)           (.100)
                                                                           __________       __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                  9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                                      (.145)           (.145)           (.145)
                                                                           __________       __________       __________
Redemption Price per Unit (5)                                                   9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                                        (.029)           (.029)           (.025)
                                                                           __________       __________       __________
Net Asset Value per Unit                                                   $    9.676       $    9.676       $    9.680
                                                                           ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)                             $    .1872       $    .0378              N/A
Cash CUSIP Number                                                          30269D 310       30269D 369       30269D 419
Reinvestment CUSIP Number                                                  30269D 328       30269D 377       30269D 427
Fee Accounts Cash CUSIP Number                                             30269D 336       30269D 385       30269D 435
Fee Accounts Reinvestment CUSIP Number                                     30269D 344       30269D 393       30269D 443
FTPS CUSIP Number                                                          30269D 351       30269D 401       30269D 450
Security Code                                                                  059547           059552           059557
Ticker Symbol                                                                  FTAGSX           FTMONX           FABRDX

First Settlement Date                                         January 6, 2010
Mandatory Termination Date (7)                                March 31, 2011
Rollover Notification Date (8)                                March 15, 2011
Special Redemption and Liquidation Period (8)                 March 15, 2011 to March 31, 2011
Distribution Record Date                                      Tenth day of each month, commencing January 10, 2010.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing January 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on January 4, 2010, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                          Global
                                                           Target 5 Portfolio                Target 15 Portfolio
                                                         1st Quarter 2010 Series           1st Quarter 2010 Series
                                                         -----------------------           -----------------------
                                                                     Amount                            Amount
                                                                     per Unit                          per Unit
                                                                     --------                          --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                                    1.00%(a)     $.100                1.00%(a)     $.100
Deferred sales charge                                   1.45%(b)     $.145                1.45%(b)     $.145
Creation and development fee                            0.50%(c)     $.050                0.50%(c)     $.050
                                                        -----        ------               -----        ------
Maximum sales charge
(including creation and development fee)                2.95%        $.295                2.95%        $.295
                                                        =====        ======               =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                            .290%(d)     $.0290               .290%(d)     $.0290
                                                        =====        ======               =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                            .060%        $.0060               .060%        $.0060
Trustee's fee and other operating expenses              .144%(f)     $.0144               .214%(f)     $.0214
                                                        -----        ------               -----        ------
Total                                                   .204%        $.0204               .274%        $.0274
                                                        =====        ======               =====        ======

                                                      MSCI EAFE Target 20         Nasdaq(R) Target 15        NYSE(R) International
                                                           Portfolio                   Portfolio              Target 25 Portfolio
                                                    1st Quarter 2010 Series     1st Quarter 2010 Series     1st Quarter 2010 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .250%(d)     $.0250
                                                   =====        ======         =====        ======         ======       ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .504%(f)     $.0504         .154%(f)     $.0154         .154%(f)     $.0154
                                                   -----        ------         -----        ------         -----        ------
Total                                              .564%        $.0564         .214%        $.0214         .214%        $.0214
                                                   =====        ======         =====        ======         =====        ======

                                                          S&P Target 24           S&P Target SMid 60             Target 50/50
                                                           Portfolio                   Portfolio                   Portfolio
                                                    1st Quarter 2010 Series     1st Quarter 2010 Series     1st Quarter 2010 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .164%(f)     $.0164         .149%(f)     $.0149         .305%(f)      .0305
                                                   -----        ------         -----        ------         -----        ------
Total                                              .224%        $.0224         .209%        $.0209         .365%        $.0365
                                                   =====        ======         =====        ======         =====        ======


                                                      Target Diversified            Target Dividend           Target Double Play
                                                      Dividend Portfolio       Multi-Strategy Portfolio            Portfolio
                                                    1st Quarter 2010 Series     1st Quarter 2010 Series     1st Quarter 2010 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .250%(d)     $.0250
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .114%(f)     $.0114         .429%(f)     $.0429         .179%(f)     $.0179
                                                   -----        ------         -----        ------         -----        ------
Total                                              .174%        $.0174         .489%        $.0489         .239%        $.0239
                                                   =====        ======         =====        ======         =====        ======

                                                      Target Focus Five             Target Growth                   Target
                                                         Portfolio                    Portfolio               Mega-Cap Portfolio
                                                    1st Quarter 2010 Series     1st Quarter 2010 Series     1st Quarter 2010 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100        1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145        1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050        0.50%(c)     $.050
                                                   -----        -----          -----        ------       -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295        2.95%        $.295
                                                   =====        =====          =====        ======       =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290       .290%(d)     $.0290
                                                   =====        ======         =====        ======       =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%         $.0060      .060%        $.0060
Trustee's fee and other operating expenses         .531%        $.0531         .114%(f)      $.0114      .114%(f)     $.0114
                                                   -----        ------         -----         ------      -----        ------
Total                                              .591%        $.0591         .174%         $.0174      .174%        $.0174
                                                   =====        ======         =====         ======      =====        ======

                                                                                     Target VIP
                                                      Target Small-Cap           Conservative Equity
                                                          Portfolio                   Portfolio
                                                   1st Quarter 2010 Series     1st Quarter 2010 Series
                                                   -----------------------     -----------------------
                                                               Amount                      Amount
                                                               per Unit                    per Unit
                                                               --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .114%(f)     $.0114         .491%(f)     $.0491
                                                   -----        ------         -----        ------
Total                                              .174%        $.0174         .551%        $.0551
                                                   =====        ======         =====        ======

                                                  Value Line(R) Diversified        Value Line(R)
                                                     Target 40 Portfolio         Target 25 Portfolio
                                                   1st Quarter 2010 Series     1st Quarter 2010 Series
                                                  -------------------------    -----------------------
                                                               Amount                      Amount
                                                               per Unit                    per Unit
                                                               --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .250%(d)     $.0250
                                                   =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .264%(f)     $.0264         .214%(f)     $.0214
                                                   -----        ------         -----        ------
Total                                              .324%        $.0324         .274%        $.0274
                                                   =====        ======         =====        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(R) Target 5Portfolio, 1st Quarter 2010 Series                       $344       $847       $1,131     $2,322
Global Target 15 Portfolio, 1st Quarter 2010 Series                          351        868        1,166      2,395
MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series                       380        954        1,311      2,688
Nasdaq(R) Target 15 Portfolio, 1st Quarter 2010 Series                       345        850        1,136      2,333
NYSE(R) International Target 25 Portfolio, 1st Quarter 2010 Series           341        838        1,120      2,300
S&P Target 24 Portfolio, 1st Quarter 2010 Series                             346        853        1,141      2,343
S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series                        345        849        1,133      2,328
Target 50/50 Portfolio, 1st Quarter 2010 Series                              361        895        1,212      2,488
Target Diversified Dividend Portfolio, 1st Quarter 2010 Series               341        838        1,115      2,291
Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series            373        932        1,274      2,613
Target Double Play Portfolio, 1st Quarter 2010 Series                        344        846        1,132      2,326
Target Focus Five Portfolio, 1st Quarter 2010 Series                         383        962        1,325      2,715
Target Growth Portfolio, 1st Quarter 2010 Series                             341        838        1,115      2,291
Target Mega-Cap Portfolio, 1st Quarter 2010 Series                           341        838        1,115      2,291
Target Small-Cap Portfolio, 1st Quarter 2010 Series                          341        838        1,115      2,291
Target VIP Conservative Equity Portfolio, 1st Quarter 2010 Series            379        950        1,305      2,675
Value Line(R) Diversified Target 40 Portfolio, 1st Quarter 2010 Series       356        883        1,191      2,446
Value Line(R) Target 25 Portfolio, 1st Quarter 2010 Series                   347        856        1,150      2,362

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2010.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 2210


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 2210, comprising Dow(R) Target 5 1Q '10 -
 Term 3/31/11 (The Dow(R) Target 5 Portfolio, 1st Quarter 2010 Series); Global Target 15 1Q '10 - Term 3/31/11 (Global Target 15 Portfolio, 1st Quarter 2010 Series); MSCI EAFE Target 20 1Q '10 - Term 3/31/11 (MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series); Nasdaq(R) Target 15 1Q '10 - Term 3/31/11 (Nasdaq(R) Target 15 Portfolio, 1st Quarter 2010 Series); NYSE(R) Intl. Target 25 1Q '10 - Term 3/31/11 (NYSE(R) International Target 25 Portfolio, 1st Quarter 2010 Series); S&P Target 24 1Q '10 - Term 3/31/11 (S&P Target 24 Portfolio, 1st Quarter 2010 Series); S&P Target SMid 60 1Q '10 - Term 3/31/11 (S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series); Target 50/50 1Q '10 - Term 3/31/11 (Target 50/50 Portfolio, 1st Quarter 2010 Series); Target Divsd. Dvd. 1Q '10 - Term 3/31/11 (Target Diversified Dividend Portfolio, 1st Quarter 2010 Series); Target Dvd. Multi-Strat. 1Q '10 - Term 3/31/11 (Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series); Target Dbl. Play 1Q '10 - Term 3/31/11 (Target Double Play Portfolio, 1st Quarter 2010 Series); Target Focus 5 1Q '10 - Term 3/31/11 (Target Focus Five Portfolio, 1st Quarter 2010 Series); Target Growth 1Q '10 - Term 3/31/11 (Target Growth Portfolio, 1st Quarter 2010 Series); Target Mega-Cap 1Q '10 - Term 3/31/11 (Target Mega-Cap Portfolio, 1st Quarter 2010 Series); Target Small-Cap 1Q '10 - Term 3/31/11 (Target Small-Cap Portfolio, 1st Quarter 2010 Series); Target VIP Cons. Eqty. 1Q '10 - Term 3/31/11 (Target VIP Conservative Equity Portfolio, 1st Quarter 2010 Series); Value Line(R) Divsd. Target 40 1Q '10 - Term 3/31/11 (Value Line(R) Diversified Target 40 Portfolio, 1st Quarter 2010 Series) and Value Line(R) Target 25 1Q '10 - Term 3/31/11 (Value Line(R) Target 25 Portfolio, 1st Quarter 2010 Series) (collectively, the "Trusts"), as of the opening of business on December 31, 2009 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on December 31, 2009, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 2210, comprising the above-mentioned Trusts, as of the opening of business on December 31, 2009 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Chicago, Illinois
December 31, 2009

                            Statements of Net Assets

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                                                           MSCI EAFE
                                                                  The Dow(R)            Global Target 15   Target 20
                                                                  Target 5 Portfolio    Portfolio          Portfolio
                                                                  1st Quarter           1st Quarter        1st Quarter
                                                                  2010 Series           2010 Series        2010 Series
                                                                  __________________    ________________   ___________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                  $127,005              $148,156           $147,599
Less liability for reimbursement to Sponsor
   for organization costs (3)                                         (372)                 (434)              (432)
Less liability for deferred sales charge (4)                        (1,860)               (2,170)            (2,162)
Less liability for creation and development fee (5)                   (641)                 (748)              (745)
                                                                  ________              ________           ________
Net assets                                                        $124,132              $144,804           $144,260
                                                                  ========              ========           ========
Units outstanding                                                   12,829                14,965             14,909
Net asset value per Unit (6)                                      $  9.676              $  9.676           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                             $128,289              $149,653           $149,090
Less maximum sales charge (7)                                       (3,785)               (4,415)            (4,398)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                        (372)                 (434)              (432)
                                                                  ________              ________           ________
Net assets                                                        $124,132              $144,804           $144,260
                                                                  ========              ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

                            Statements of Net Assets

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                      Nasdaq (R)       NYSE (R)             S&P
                                                      Target 15        International        Target 24          S&P
                                                      Portfolio        Target 25            Portfolio          Target SMid 60
                                                      1st Quarter      Portfolio, 1st       1st Quarter        Portfolio, 1st
                                                      2010 Series      Quarter 2010 Series  2010 Series        Quarter 2010 Series
                                                      ___________      ___________________  ___________        ___________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                      $141,176         $175,124             $122,370           $171,952
Less liability for reimbursement to Sponsor
   for organization costs (3)                             (414)            (442)                (358)              (504)
Less liability for deferred sales charge (4)            (2,068)          (2,565)              (1,792)            (2,519)
Less liability for creation and development fee (5)       (713)            (884)                (618)              (868)

                                                      ________         ________             ________           ________
Net assets                                            $137,981         $171,233             $119,602           $168,061
                                                      ========         ========             ========           ========
Units outstanding                                       14,260           17,689               12,361             17,369
Net asset value per Unit (6)                          $  9.676         $  9.680             $  9.676           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                 $142,602         $176,893             $123,606           $173,689
Less maximum sales charge (7)                           (4,207)          (5,218)              (3,646)            (5,124)
Less estimated reimbursement to Sponsor
   for organization costs (3)                             (414)            (442)                (358)              (504)
                                                      ________         ________             ________           ________
Net assets                                            $137,981         $171,233             $119,602           $168,061
                                                      ========         ========             ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

                            Statements of Net Assets

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                                           Target Dividend   Target
                                                    Target 50/50       Target Diversified  Multi-Strategy    Double Play
                                                    Portfolio          Dividend Portfolio  Portfolio         Portfolio
                                                    1st Quarter        1st Quarter         1st Quarter       1st Quarter
                                                    2010 Series        2010 Series         2010 Series       2010 Series
                                                    ____________       __________________  _______________   ___________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                    $229,198           $153,555            $242,884          $165,123
Less liability for reimbursement to Sponsor
   for organization costs (3)                           (671)              (450)               (711)             (417)
Less liability for deferred sales charge (4)          (3,357)            (2,249)             (3,557)           (2,418)
Less liability for creation and development fee (5)   (1,158)              (776)             (1,227)             (834)

                                                    ________           ________            ________          ________
Net assets                                          $224,012           $150,080            $237,389          $161,454
                                                    ========           ========            ========          ========
Units outstanding                                     23,151             15,511              24,534            16,679
Net asset value per Unit (6)                        $  9.676             $9.676            $  9.676          $  9.680

ANALYSIS OF NET ASSETS
Cost to investors (7)                               $231,513           $155,106            $245,338          $166,791
Less maximum sales charge (7)                         (6,830)            (4,576)             (7,238)           (4,920)
Less estimated reimbursement to Sponsor
   for organization costs (3)                           (671)              (450)               (711)             (417)
                                                    ________           ________            ________          ________
Net assets                                          $224,012           $150,080            $237,389          $161,454
                                                    ========           ========            ========          ========
__________

See "Notes to Statements of Net Assets" on page 20.

                            Statements of Net Assets

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                      Target Focus       Target             Target Mega-Cap    Target Small-Cap
                                                      Five Portfolio     Growth Portfolio   Portfolio          Portfolio
                                                      1st Quarter        1st Quarter        1st Quarter        1st Quarter
                                                      2010 Series        2010 Series        2010 Series        2010 Series
                                                      ______________     ________________   _______________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                      $246,881           $140,029           $ 278,955          $137,387
Less liability for reimbursement to Sponsor
   for organization costs (3)                             (723)              (410)              (817)              (402)
Less liability for deferred sales charge (4)            (3,616)            (2,051)            (4,086)            (2,012)
Less liability for creation and development fee (5)     (1,247)              (707)            (1,409)              (694)
                                                      ________           ________           ________           ________
Net assets                                            $241,295           $136,861           $272,643           $134,279
                                                      ========           ========           ========           ========
Units outstanding                                       24,937             14,144             28,177             13,878
Net asset value per Unit (6)                          $  9.676             $9.676             $9.676             $9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                 $249,374           $141,443           $281,772           $138,775
Less maximum sales charge (7)                           (7,356)            (4,172)            (8,312)            (4,094)
Less estimated reimbursement to Sponsor
   for organization costs (3)                             (723)              (410)              (817)              (402)
                                                      ________           ________           ________           ________
Net assets                                            $241,295           $136,861           $272,643           $134,279
                                                      ========           ========           ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

                            Statements of Net Assets

                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                                               Value Line(R)
                                                                         Target VIP            Diversified        Value Line(R)
                                                                         Conservative Equity   Target 40          Target 25
                                                                         Portfolio             Portfolio          Portfolio
                                                                         1st Quarter           1st Quarter        1st Quarter
                                                                         2010 Series           2010 Series        2010 Series
                                                                         ___________________   _____________      _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                         $240,639              $153,782           $154,472
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                (705)                 (450)              (390)
Less liability for deferred sales charge (4)                               (3,525)               (2,252)            (2,262)
Less liability for creation and development fee (5)                        (1,215)                 (777)              (780)
                                                                         ________              ________           ________
Net assets                                                               $235,194              $150,303           $151,040
                                                                         ========              ========           ========
Units outstanding                                                          24,307                15,533             15,603
Net asset value per Unit (6)                                             $  9.676              $  9.676           $  9.680


ANALYSIS OF NET ASSETS
Cost to investors (7)                                                    $243,070              $155,335           $156,033
Less maximum sales charge (7)                                              (7,171)               (4,582)            (4,603)
Less estimated reimbursement to Sponsor for organization costs (3)           (705)                 (450)              (390)
                                                                         ________              ________           ________
Net assets                                                               $235,194              $150,303           $151,040
                                                                         ========              ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

Page 19


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of March 31, 2011.

(2) An irrevocable letter of credit for approximately $5,100,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 1st Quarter 2010 Series; Global Target 15 Portfolio, 1st Quarter 2010 Series; MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series; Nasdaq(R) Target 15 Portfolio, 1st Quarter 2010 Series; NYSE(R) International Target 25 Portfolio, 1st Quarter 2010 Series; S&P Target 24 Portfolio, 1st Quarter 2010 Series; S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series; Target Diversified Dividend Portfolio, 1st Quarter 2010 Series; Target Double Play Portfolio, 1st Quarter 2010 Series; Target Growth Portfolio, 1st Quarter 2010 Series; Target Small-Cap Portfolio, 1st Quarter 2010 Series; Value Line(R) Diversified Target 40 Portfolio, 1st Quarter 2010 Series and Value Line(R) Target 25 Portfolio, 1st Quarter 2010 Series; and approximately $500,000 has been allocated to each of Target 50/50 Portfolio, 1st Quarter 2010 Series; Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series; Target Focus Five Portfolio, 1st Quarter 2010 Series; Target Mega-Cap Portfolio, 1st Quarter 2010 Series and Target VIP Conservative Equity Portfolio, 1st Quarter 2010 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 20, 2010 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 18, 2010. If Unit holders redeem Units before June 18, 2010 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

         The Dow (R) Target 5 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                               Percentage
                                                               of Aggregate   Number     Market      Cost of        Current
Ticker Symbol and                                              Offering       of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                               Price          Shares     Share       the Trust (2)  Yield (3)
________________________________                               ____________   ______     _________   _____________  _________
COMMON STOCKS (100%):
Consumer Discretionary (20%):
HD       The Home Depot, Inc.                                    20%            872      $ 29.13     $ 25,401       3.09%

Consumer Staples (20%):
KFT      Kraft Foods Inc.                                        20%            924        27.49       25,401       4.22%

Health Care (20%):
PFE      Pfizer Inc.                                             20%          1,373        18.50       25,400       3.89%

Information Technology (20%):
INTC     Intel Corporation                                       20%          1,233        20.60       25,400       3.06%

Telecommunication Services (20%):
T        AT&T Inc.                                               20%            897        28.32       25,403       5.93%
                                                                ____                                 ________
              Total Investments                                 100%                                 $127,005
                                                                ====                                 ========
___________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

           Global Target 15 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                      Percentage                         Cost of
                                                                      of Aggregate  Number    Market     Securities    Current
Ticker Symbol and                                                     Offering      of        Value per  to the        Dividend
Name of Issuer of Securities (1)(4)(5)                                Price         Shares    Share      Trust (2)(7)  Yield (3)
______________________________________                                ____________  ______    _________  ____________  _________
COMMON STOCKS (100.00%):
Hong Kong (33.21%):
3988 HK       Bank of China Ltd. #                                      6.65%       18,771    $ 0.52     $  9,853        3.63%
883 HK        CNOOC Limited #                                           6.63%        6,387      1.54        9,818        3.36%
6 HK          Hongkong Electric Holdings Limited #                      6.70%        1,821      5.45        9,922        4.99%
1398 HK       Industrial and Commercial Bank of China Ltd. #            6.62%       11,977      0.82        9,808        2.95%
857 HK        PetroChina Company Limited #                              6.61%        8,220      1.19        9,795        3.37%

United Kingdom (33.14%):
BA/ LN        BAE SYSTEMS Plc #                                         6.64%        1,723      5.71        9,837        4.73%
EMG LN        Man Group Plc #                                           6.52%        1,998      4.84        9,666       10.10%
MKS LN        Marks & Spencer Group Plc #                               6.63%        1,540      6.38        9,821        4.20%
TATE LN       Tate & Lyle Plc #                                         6.73%        1,433      6.96        9,970        5.88%
VOD LN        Vodafone Group Plc #                                      6.62%        4,302      2.28        9,814        6.16%

United States (33.65%):
T             AT&T Inc.                                                 6.73%          352     28.32        9,969        5.93%
HD            The Home Depot, Inc.                                      6.72%          342     29.13        9,962        3.09%
INTC          Intel Corporation                                         6.73%          484     20.60        9,970        3.06%
KFT           Kraft Foods Inc.                                          6.74%          363     27.49        9,979        4.22%
PFE           Pfizer Inc.                                               6.73%          539     18.50        9,972        3.89%
                                                                      _______                            ________
                      Total Investments                               100.00%                            $148,156
                                                                      =======                            ========
_____________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

         MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


 At the Opening of Business on the Initial Date of Deposit-December 31, 2009


                                                                               Percentage
                                                                               of Aggregate   Number    Market    Cost of
Ticker Symbol and                                                              Offering       of        Value per Securities to
Name of Issuer of Securities (1)(4)(5) #                                       Price          Shares    Share     the Trust (2)(7)
________________________________________                                       ____________   ______    _________ ________________
COMMON STOCKS (100%):
Australia (5%):
WES AU          Wesfarmers Limited                                               5%             270     $ 27.84   $  7,518

France (15%):
EN FP           Bouygues S.A.                                                    5%             142       52.29      7,425
LG FP           Lafarge SA                                                       5%              89       83.25      7,410
SAN FP          Sanofi-Aventis                                                   5%              92       79.20      7,286

Germany (10%):
BMW GY          Bayerische Motoren Werke (BMW) AG                                5%             161       45.59      7,340
HEN3 GY         Henkel KGaA Nvtg Prf                                             5%             142       52.23      7,417

Hong Kong (5%):
13 HK           Hutchison Whampoa Limited                                        5%           1,127        6.76      7,616

Italy (15%):
ENEL IM         Enel SpA                                                         5%           1,274        5.80      7,393
F IM            Fiat SpA *                                                       5%             501       14.70      7,362
TIT IM          Telecom Italia SpA                                               5%           4,726        1.56      7,372

Japan (5%):
8058 JP         Mitsubishi Corporation                                           5%             294       25.05      7,364

The Netherlands (5%):
EAD FP          European Aeronautic Defence and Space Company                    5%             377       19.64      7,405

Norway (5%):
TEL NO          Telenor ASA *                                                    5%             524       13.97      7,319

Spain (5%):
REP SM          Repsol YPF, S.A.                                                 5%             276       26.85      7,409

Sweden (5%):
TLSN SS         TeliaSonera AB                                                   5%           1,009        7.19      7,253

Switzerland (5%):
HOLN VX         Holcim Ltd. *                                                    5%              95       77.66      7,378

United Kingdom (20%):
AAL LN          Anglo American Plc *                                             5%             170       42.87      7,287
CCL LN          Carnival Plc *                                                   5%             214       34.06      7,290
ENRC LN         Eurasian Natural Resources Corporation                           5%             510       14.50      7,393
VOD LN          Vodafone Group Plc                                               5%           3,227        2.28      7,362
                                                                               ____                               ________
                     Total Investments                                         100%                               $147,599
                                                                               ====                               ========
______________________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

         Nasdaq(R) Target 15 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price   of Shares   Share       the Trust (2)
___________________________________                                     ______________   _________   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (19.03%):
DISH       DISH Network Corp.                                             2.59%            173       $ 21.17     $  3,662
GRMN       Garmin Ltd. +                                                  3.71%            166         31.52        5,232
PCLN       priceline.com Incorporated *                                   5.86%             37        223.61        8,274
URBN       Urban Outfitters, Inc. *                                       3.55%            141         35.51        5,007
VMED       Virgin Media Inc.                                              3.32%            278         16.88        4,693

Health Care (15.17%):
CERN       Cerner Corporation *                                           4.03%             68         83.59        5,684
ISRG       Intuitive Surgical, Inc. *                                     6.93%             32        305.94        9,790
WCRX       Warner Chilcott Plc +*                                         4.21%            209         28.45        5,946

Industrials (4.16%):
FWLT       Foster Wheeler Ltd. +*                                         1.00%             47         30.11        1,415
JOYG       Joy Global Inc.                                                3.16%             85         52.53        4,465

Information Technology (58.29%):
BIDU       Baidu, Inc. (ADR) +*                                           6.49%             22        416.23        9,157
CTSH       Cognizant Technology Solutions Corporation *                   7.96%            247         45.48       11,234
INFY       Infosys Technologies Limited (ADR) +                          18.86%            478         55.71       26,629
MSFT       Microsoft Corporation                                         24.98%          1,139         30.96       35,264

Telecommunication Services (3.35%):
NIHD       NII Holdings Inc. *                                            3.35%            138         34.23        4,724
                                                                        _______                                  ________
                Total Investments                                       100.00%                                  $141,176
                                                                        =======                                  ========
___________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

   NYSE(R) International Target 25 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                          Percentage
                                                                          of Aggregate    Number    Market      Cost of
Ticker Symbol and                                                         Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)(5) +                                  Price           Shares    Share       the Trust (2)
________________________________________                                  ____________    ______    _________   _____________
COMMON STOCKS (100.00%):
Canada (16.01%):
BMO         Bank of Montreal                                                4.01%           134     $ 52.35     $  7,015
ECA         EnCana Corp.                                                    4.00%           216       32.46        7,011
MFC         Manulife Financial Corporation                                  4.00%           385       18.21        7,011
TD          The Toronto-Dominion Bank                                       4.00%           113       61.99        7,005

France (8.00%):
AXA         AXA S.A. (ADR)                                                  4.00%           293       23.91        7,006
VE          Veolia Environnement (ADR)                                      4.00%           210       33.31        6,995

Germany (12.00%):
DAI         Daimler AG                                                      4.00%           131       53.44        7,001
DB          Deutsche Bank AG                                                4.00%            98       71.49        7,006
DT          Deutsche Telekom AG (ADR)                                       4.00%           473       14.80        7,000

Greece (4.00%):
NBG         National Bank of Greece S.A. (ADR) *                            4.00%         1,347        5.20        7,004

Hong Kong (4.00%):
CHU         China Unicom Ltd. (ADR)                                         4.00%           537       13.05        7,008

Italy (4.00%):
TI          Telecom Italia SpA (ADR)                                        4.00%           452       15.50        7,006

Japan (20.00%):
MTU         Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR)               4.00%         1,412        4.96        7,004
MFG         Mizuho Financial Group, Inc.                                    4.00%         1,946        3.60        7,006
NTT         Nippon Telegraph and Telephone Corporation (ADR)                4.00%           350       20.03        7,010
DCM         NTT DoCoMo, Inc. (ADR)                                          4.00%           496       14.12        7,004
SNE         Sony Corporation (ADR)                                          4.00%           239       29.30        7,003

Luxembourg (3.99%):
MT          ArcelorMittal (ADR)                                             3.99%           151       46.27        6,987

Spain (4.00%):
REP         Repsol YPF, S.A. (ADR)                                          4.00%           260       26.95        7,007

Switzerland (8.01%):
CS          Credit Suisse Group (ADR)                                       4.01%           142       49.43        7,019
UBS         UBS AG *                                                        4.00%           450       15.58        7,011

United Kingdom (15.99%):
BCS         Barclays Plc (ADR)                                              4.00%           399       17.56        7,006
HBC         HSBC Holdings Plc (ADR)                                         3.99%           122       57.33        6,994
LYG         Lloyds TSB Group Plc (ADR) *                                    4.00%         2,129        3.29        7,004
RBS         Royal Bank of Scotland Group Plc (ADR) *                        4.00%           737        9.50        7,001
                                                                          _______                               ________
             Total Investments                                            100.00%                               $175,124
                                                                          =======                               ========
______________________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

            S&P Target 24 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.31%):
COH       Coach, Inc.                                                   3.26%          108        $ 36.97     $  3,993
PCLN      priceline.com Incorporated *                                  2.74%           15         223.61        3,354
TJX       The TJX Companies, Inc.                                       4.31%          143          36.86        5,271

Consumer Staples (13.04%):
LO        Lorillard, Inc.                                               1.45%           22          80.63        1,774
MJN       Mead Johnson Nutrition Company                                1.05%           29          44.12        1,280
PM        Philip Morris International Inc.                             10.54%          265          48.66       12,895

Energy (11.98%):
FTI       FMC Technologies, Inc. *                                      2.24%           47          58.37        2,743
NOV       National-Oilwell Varco Inc.                                   5.87%          161          44.60        7,181
BTU       Peabody Energy Corporation                                    3.87%          103          46.02        4,740

Financials (15.10%):
BEN       Franklin Resources, Inc.                                      8.27%           96         105.40       10,118
PCL       Plum Creek Timber Company, Inc. (6)                           2.13%           68          38.40        2,611
TROW      T. Rowe Price Group Inc.                                      4.70%          107          53.78        5,754

Health Care (13.38%):
BAX       Baxter International Inc.                                     7.71%          160          58.99        9,438
SYK       Stryker Corporation                                           4.40%          106          50.79        5,384
WAT       Waters Corporation *                                          1.27%           25          62.23        1,556

Industrials (10.85%):
DNB       The Dun & Bradstreet Corporation                              0.62%            9          84.64          762
FLS       Flowserve Corporation                                         0.78%           10          95.90          959
UTX       United Technologies Corporation                               9.45%          164          70.49       11,560

Information Technology (21.47%):
APH       Amphenol Corporation                                          0.92%           24          46.97        1,127
IBM       International Business Machines Corporation                  19.94%          184         132.57       24,393
TDC       Teradata Corporation *                                        0.61%           24          31.19          749

Utilities (3.87%):
PEG       Public Service Enterprise Group Incorporated                  1.71%           62          33.75        2,093
STR       Questar Corporation                                           0.76%           22          42.23          929
SRE       Sempra Energy                                                 1.40%           30          56.88        1,706
                                                                      ________                                ________
               Total Investments                                      100.00%                                 $122,370
                                                                      ========                                ========
______________________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

          S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
CAB       Cabela's Incorporated *                                       1.11%          133        $ 14.34     $  1,907
GPI       Group 1 Automotive, Inc. *                                    1.11%           64          29.83        1,909
ICON      Iconix Brand Group, Inc. *                                    1.11%          150          12.75        1,913
MCS       The Marcus Corporation                                        1.11%          147          13.00        1,911
RCII      Rent-A-Center, Inc. *                                         2.22%          210          18.18        3,818
SCHL      Scholastic Corporation                                        2.23%          125          30.63        3,829
SSI       Stage Stores, Inc.                                            1.11%          148          12.94        1,915

Consumer Staples (2.23%):
UVV       Universal Corporation                                         2.23%           82          46.68        3,828

Energy (9.98%):
BRS       Bristow Group, Inc. *                                         1.11%           49          38.90        1,906
GIFI      Gulf Island Fabrication, Inc.                                 1.11%           90          21.23        1,911
PCX       Patriot Coal Corporation *                                    2.22%          246          15.53        3,820
PDE       Pride International, Inc. *                                   2.22%          118          32.40        3,823
CKH       SEACOR Holdings Inc. *                                        1.10%           25          75.74        1,894
SUG       Southern Union Company                                        2.22%          166          23.03        3,823

Financials (34.44%):
AFG       American Financial Group, Inc.                                2.22%          151          25.24        3,811
ACF       AmeriCredit Corp. *                                           2.22%          198          19.29        3,819
BMR       BioMed Realty Trust, Inc. (6)                                 1.11%          119          16.00        1,904
CBU       Community Bank System, Inc.                                   1.11%           97          19.66        1,907
DFG       Delphi Financial Group, Inc. (Class A)                        1.11%           84          22.82        1,917
EXR       Extra Space Storage Inc. (6)                                  1.11%          162          11.81        1,913
FAF       First American Corporation                                    2.23%          115          33.33        3,833
HPT       Hospitality Properties Trust (6)                              2.23%          161          23.81        3,833
IBOC      International Bancshares Corporation                          2.22%          200          19.06        3,812
MCY       Mercury General Corporation                                   2.22%           96          39.72        3,813
NNN       National Retail Properties Inc. (6)                           1.11%           90          21.30        1,917
NYB       New York Community Bancorp, Inc.                              2.22%          263          14.51        3,816
PACW      PacWest Bancorp                                               2.22%          185          20.63        3,817
PKY       Parkway Properties, Inc. (6)                                  1.11%           89          21.50        1,914
PRA       ProAssurance Corporation *                                    1.11%           35          54.60        1,911
STBA      S&T Bancorp, Inc.                                             1.12%          109          17.60        1,918
SAFT      Safety Insurance Group, Inc.                                  1.11%           52          36.60        1,903

                        Schedule of Investments (cont'd.)

          S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
Financials (cont'd.):
TWGP      Tower Group, Inc.                                             1.11%           81        $ 23.62     $  1,913
TRMK      Trustmark Corporation                                         2.23%          168          22.80        3,830
UTR       Unitrin, Inc.                                                 2.22%          168          22.68        3,810
WTFC      Wintrust Financial Corporation                                1.10%           62          30.64        1,900

Health Care (12.23%):
KND       Kindred Healthcare, Inc. *                                    2.22%          197          19.39        3,820
LPNT      LifePoint Hospitals, Inc. *                                   2.22%          115          33.15        3,812
MOH       Molina Healthcare Inc. *                                      1.11%           82          23.24        1,906
OCR       Omnicare, Inc.                                                2.23%          155          24.71        3,830
RSCR      Res-Care, Inc. *                                              1.11%          168          11.35        1,907
SMA       Symmetry Medical Inc. *                                       1.11%          230           8.30        1,909
TFX       Teleflex Incorporated                                         2.23%           70          54.72        3,830

Industrials (8.89%):
ESL       Esterline Technologies Corporation *                          1.10%           46          41.21        1,896
GFF       Griffon Corporation *                                         1.11%          154          12.41        1,911
ASGN      On Assignment, Inc. *                                         1.11%          265           7.20        1,908
SCHS      School Specialty, Inc. *                                      1.11%           78          24.52        1,913
SKYW      SkyWest, Inc.                                                 1.11%          111          17.16        1,905
TGI       Triumph Group, Inc.                                           1.12%           39          49.29        1,922
URS       URS Corporation *                                             2.23%           85          45.06        3,830

Information Technology (4.45%):
BBOX      Black Box Corporation                                         1.11%           66          29.06        1,918
INSP      InfoSpace, Inc. *                                             1.11%          226           8.44        1,907
TECD      Tech Data Corporation *                                       2.23%           81          47.36        3,836

Telecommunication Services (2.23%):
TDS       Telephone and Data Systems, Inc.                              2.23%          111          34.53        3,833

Utilities (15.55%):
ATO       Atmos Energy Corporation                                      2.22%          128          29.88        3,825
GXP       Great Plains Energy Incorporated                              2.22%          193          19.78        3,818
HE        Hawaiian Electric Industries, Inc.                            2.23%          180          21.26        3,827
IDA       IDACORP, Inc.                                                 2.22%          117          32.57        3,811
NVE       NV Energy Inc.                                                2.22%          304          12.57        3,821
PNM       PNM Resources Inc.                                            2.22%          299          12.79        3,824
WR        Westar Energy, Inc.                                           2.22%          172          22.18        3,815
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $171,952
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

             Target 50/50 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)(7)
___________________________________                                       ____________   ______     _________   ________________
COMMON STOCKS (100.00%):
Consumer Discretionary (8.16%):
BGFV         Big 5 Sporting Goods Corp.                                     0.08%         11        $ 17.46     $    192
BOBE         Bob Evans Farms, Inc.                                          0.23%         18          29.55          532
CPKI         California Pizza Kitchen, Inc. *                               0.08%         14          13.85          194
COH          Coach, Inc.                                                    0.27%         17          36.97          628
CFI          Culp, Inc. *                                                   0.09%         20           9.83          197
DECK         Deckers Outdoor Corporation *                                  0.14%          3         103.86          312
DISH         DISH Network Corp.                                             0.21%         23          21.17          487
DBRN         Dress Barn, Inc. *                                             0.15%         15          23.26          349
DSW          DSW Inc. *                                                     0.09%          8          26.68          213
FSYS         Fuel Systems Solutions Inc. *                                  0.09%          5          42.35          212
GRMN         Garmin Ltd. +                                                  0.30%         22          31.52          693
GCO          Genesco Inc. *                                                 0.17%         14          27.95          391
GES          GUESS?, Inc.                                                   0.35%         19          42.70          811
HIBB         Hibbett Sports Inc. *                                          0.17%         17          22.52          383
JCG          J. Crew Group, Inc. *                                          0.26%         13          45.32          589
JAS          Jo-Ann Stores, Inc. *                                          0.10%          6          36.64          220
JOSB         Jos. A. Bank Clothiers, Inc. *                                 0.20%         11          42.63          469
LINC         Lincoln Educational Services Corporation *                     0.14%         15          21.65          325
MW           The Men's Wearhouse, Inc.                                      0.29%         31          21.38          663
NPK          National Presto Industries, Inc.                               0.19%          4         109.25          437
NFLX         Netflix Inc. *                                                 0.29%         12          55.61          667
PEET         Peet's Coffee & Tea Inc. *                                     0.12%          8          34.13          273
PCLN         priceline.com Incorporated *                                   1.57%         16         223.61        3,577
SHOO         Steven Madden, Ltd. *                                          0.09%          5          41.76          209
TXRH         Texas Roadhouse, Inc. *                                        0.21%         42          11.34          476
TJX          The TJX Companies, Inc.                                        0.35%         22          36.86          811
TRLG         True Religion Apparel, Inc. *                                  0.12%         15          19.08          286
TUP          Tupperware Brands Corporation                                  0.27%         13          47.66          620
URBN         Urban Outfitters, Inc. *                                       0.83%         54          35.51        1,918
VMED         Virgin Media Inc.                                              0.27%         37          16.88          625
VIV FP       Vivendi S.A. #                                                 0.44%         34          29.89        1,016

Consumer Staples (11.20%):
AIPC         American Italian Pasta Company *                               0.19%         12          35.30          424
BARE         Bare Escentuals, Inc. *                                        0.10%         19          12.41          236
HLF          Herbalife Ltd. +                                               0.23%         13          40.74          530
KFT          Kraft Foods Inc.                                               2.48%        207          27.49        5,690
LO           Lorillard, Inc.                                                0.11%          3          80.63          242
MJN          Mead Johnson Nutrition Company                                 0.08%          4          44.12          176
NTY          NBTY, Inc. *                                                   0.25%         13          43.52          566
NUS          Nu Skin Enterprises, Inc. (Class A)                            0.15%         13          27.33          355

                        Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)(7)
___________________________________                                       ____________   ______     _________   ________________
Consumer Staples (cont'd.):
PM           Philip Morris International Inc.                               0.87%         41        $ 48.66     $  1,995
PG           The Procter & Gamble Company                                   1.66%         62          61.37        3,805
THS          TreeHouse Foods, Inc. *                                        0.33%         19          39.43          749
UNFI         United Natural Foods, Inc. *                                   0.30%         25          27.02          676
UVV          Universal Corporation                                          2.79%        137          46.68        6,395
WMT          Wal-Mart Stores, Inc.                                          1.66%         70          54.30        3,801

Energy (2.93%):
BP/ LN       BP Plc #                                                       0.45%        107           9.56        1,023
ENI IM       Eni SpA #                                                      0.45%         40          25.52        1,021
FTI          FMC Technologies, Inc. *                                       0.18%          7          58.37          409
HOS          Hornbeck Offshore Services, Inc. *                             0.15%         15          23.68          355
NOV          National-Oilwell Varco Inc.                                    0.49%         25          44.60        1,115
BTU          Peabody Energy Corporation                                     0.32%         16          46.02          736
REP SM       Repsol YPF, S.A. #                                             0.45%         38          26.85        1,020
RDSB LN      Royal Dutch Shell Plc #                                        0.44%         35          28.81        1,008

Financials (31.31%):
ALL          The Allstate Corporation                                       2.49%        187          30.53        5,709
AF           Astoria Financial Corporation                                  2.49%        455          12.52        5,697
AV/ LN       Aviva Plc #                                                    0.44%        162           6.27        1,016
BBT          BB&T Corporation                                               2.49%        223          25.56        5,700
CINF         Cincinnati Financial Corporation                               2.49%        216          26.42        5,707
FNB          F.N.B. Corporation                                             2.48%        824           6.91        5,694
FNFG         First Niagara Financial Group, Inc.                            2.49%        406          14.03        5,696
BEN          Franklin Resources, Inc.                                       0.69%         15         105.40        1,581
GFIG         GFI Group Inc.                                                 0.14%         71           4.57          324
MCY          Mercury General Corporation                                    2.48%        143          39.72        5,680
NYB          New York Community Bancorp, Inc.                               2.48%        392          14.51        5,688
PBCT         People's United Financial Inc.                                 2.48%        339          16.79        5,692
PCL          Plum Creek Timber Company, Inc. (6)                            0.18%         11          38.40          422
SAN SM       Santander Central Hispano S.A. #                               0.45%         62          16.56        1,027
TROW         T. Rowe Price Group Inc.                                       0.40%         17          53.78          914
TRV          The Travelers Companies, Inc.                                  1.67%         76          50.26        3,820
TRMK         Trustmark Corporation                                          2.49%        250          22.80        5,700
UBSI         United Bankshares, Inc.                                        2.48%        276          20.60        5,686

Health Care (7.24%):
ABAX         Abaxis, Inc. *                                                 0.15%         13          25.60          333
BAX          Baxter International Inc.                                      0.64%         25          58.99        1,475
CERN         Cerner Corporation *                                           0.33%          9          83.59          752
CPSI         Computer Programs and Systems, Inc.                            0.12%          6          46.08          276
DNEX         Dionex Corporation *                                           0.32%         10          73.78          738
GSK LN       GlaxoSmithKline Plc #                                          0.44%         48          21.01        1,008
HMSY         HMS Holdings Corporation *                                     0.32%         15          49.32          740

                        Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)(7)
___________________________________                                       ____________   ______     _________   ________________
Health Care (cont'd):
ISRG         Intuitive Surgical, Inc. *                                     1.60%         12        $305.94     $  3,672
KND          Kindred Healthcare, Inc. *                                     0.19%         23          19.39          446
MDAS         MedAssets, Inc. *                                              0.31%         33          21.38          706
MRK          Merck & Co. Inc.                                               1.65%        102          37.06        3,780
PRXL         PAREXEL International Corporation *                            0.21%         34          14.26          485
SYK          Stryker Corporation                                            0.35%         16          50.79          813
WCRX         Warner Chilcott Plc +*                                         0.35%         28          28.45          797
WAT          Waters Corporation *                                           0.11%          4          62.23          249
ZOLL         Zoll Medical Corporation *                                     0.15%         13          27.21          354

Industrials (2.76%):
BEZ          Baldor Electric Company                                        0.34%         27          28.46          768
GTLS         Chart Industries, Inc. *                                       0.12%         17          16.77          285
DNB          The Dun & Bradstreet Corporation                               0.04%          1          84.64           85
ES           EnergySolutions, Inc.                                          0.19%         52           8.48          441
FLS          Flowserve Corporation                                          0.08%          2          95.90          192
FWLT         Foster Wheeler Ltd. +*                                         0.09%          7          30.11          211
GEOY         GeoEye Inc. *                                                  0.13%         11          27.56          303
JOYG         Joy Global Inc.                                                0.27%         12          52.53          630
MIDD         The Middleby Corporation *                                     0.23%         11          48.45          533
RBN          Robbins & Myers, Inc.                                          0.20%         19          24.16          459
UTX          United Technologies Corporation                                0.77%         25          70.49        1,762
WCC          WESCO International, Inc. *                                    0.30%         25          27.37          684

Information Technology (9.94%):
APH          Amphenol Corporation                                           0.08%          4          46.97          188
BIDU         Baidu, Inc. (ADR) +*                                           0.55%          3         416.23        1,249
CTSH         Cognizant Technology Solutions Corporation *                   1.88%         95          45.48        4,321
INFY         Infosys Technologies Limited (ADR) +                           1.56%         64          55.71        3,565
IBM          International Business Machines Corporation                    1.68%         29         132.57        3,845
LWSN         Lawson Software, Inc. *                                        0.28%         94           6.77          636
MSFT         Microsoft Corporation                                          2.07%        153          30.96        4,737
NZ           Netezza Corporation *                                          0.15%         35           9.60          336
PRGS         Progress Software Corporation *                                0.30%         23          29.58          680
SCSC         ScanSource, Inc. *                                             0.18%         15          26.79          402
TDC          Teradata Corporation *                                         0.05%          4          31.19          125
UIS          Unisys Corporation *                                           0.15%          9          39.36          354
WDC          Western Digital Corporation *                                  0.90%         46          44.70        2,056
WXS          Wright Express Corporation *                                   0.11%          8          32.03          256

Materials (2.80%):
KOP          Koppers Holdings, Inc.                                         0.16%         12          30.69          368
NEU          NewMarket Corporation                                          0.15%          3         117.43          352
SXT          Sensient Technologies Corporation                              2.49%        213          26.76        5,700

                        Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)(7)
___________________________________                                       ____________   ______     _________   ________________
Telecommunication Services (5.30%):
T            AT&T Inc.                                                      1.66%        134        $ 28.32     $  3,795
CCOI         Cogent Communications Group Inc. *                             0.11%         26           9.98          259
DTE GY       Deutsche Telekom AG #                                          0.44%         69          14.75        1,018
FTE FP       France Telecom S.A. #                                          0.45%         41          25.11        1,030
KPN NA       Koninklijke (Royal) KPN N.V. #                                 0.45%         60          17.02        1,021
TNDM         Neutral Tandem, Inc. *                                         0.20%         20          22.59          452
NIHD         NII Holdings Inc. *                                            0.79%         53          34.23        1,814
SVR          Syniverse Holdings Inc. *                                      0.31%         40          17.66          706
TEF SM       Telefonica S.A. #                                              0.44%         36          27.99        1,007
VOD LN       Vodafone Group Plc #                                           0.45%        448           2.28        1,022

Utilities (18.36%):
DTE          DTE Energy Company                                             2.48%        128          44.35        5,677
ENEL IM      Enel SpA #                                                     0.45%        177           5.80        1,027
FUM1V FH     Fortum Oyj #                                                   0.45%         38          27.20        1,033
NG/ LN       National Grid Plc #                                            0.45%         96          10.75        1,032
NI           NiSource Inc.                                                  2.48%        364          15.64        5,693
NU           Northeast Utilities                                            2.48%        216          26.32        5,685
PCG          PG&E Corporation                                               2.50%        126          45.40        5,720
PEG          Public Service Enterprise Group Incorporated                   0.15%         10          33.75          338
STR          Questar Corporation                                            0.06%          3          42.23          127
RWE GY       RWE AG #                                                       0.43%         10          97.43          974
SSE LN       Scottish & Southern Energy Plc #                               0.45%         56          18.50        1,036
SRE          Sempra Energy                                                  2.60%        105          56.88        5,972
SRG IM       Snam Rete Gas SpA #                                            0.45%        208           4.97        1,035
UNS          Unisource Energy Corporation                                   2.48%        172          33.11        5,695
VIE FP       Veolia Environnement #                                         0.45%         31          33.16        1,028
                                                                          _______                               ________
                  Total Investments                                       100.00%                               $229,198
                                                                          =======                               ========
______________________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

     Target Diversified Dividend Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
BKS         Barnes & Noble, Inc.                                        2.50%         203         $ 18.90     $  3,837
FL          Foot Locker, Inc.                                           2.50%         338           11.34        3,833
HHS         Harte-Hanks, Inc.                                           2.50%         352           10.92        3,844
JCP         J.C. Penney Company, Inc.                                   2.50%         143           26.89        3,845

Consumer Staples (10.01%):
KFT         Kraft Foods Inc.                                            2.51%         140           27.49        3,849
RAI         Reynolds American Inc.                                      2.51%          72           53.47        3,850
SWY         Safeway Inc.                                                2.50%         178           21.55        3,836
UVV         Universal Corporation                                       2.49%          82           46.68        3,828

Energy (10.00%):
MRO         Marathon Oil Corporation                                    2.50%         122           31.47        3,839
OSG         Overseas Shipholding Group, Inc.                            2.50%          86           44.56        3,832
TK          Teekay Corporation +                                        2.50%         162           23.74        3,846
VLO         Valero Energy Corporation                                   2.50%         228           16.86        3,844

Financials (10.00%):
AXS         Axis Capital Holdings Limited +                             2.51%         135           28.49        3,846
CINF        Cincinnati Financial Corporation                            2.50%         145           26.42        3,831
SAFT        Safety Insurance Group, Inc.                                2.50%         105           36.60        3,843
ZNT         Zenith National Insurance Corp.                             2.49%         128           29.90        3,827

Health Care (10.01%):
BMY         Bristol-Myers Squibb Company                                2.50%         150           25.61        3,841
CAH         Cardinal Health, Inc.                                       2.51%         118           32.62        3,849
LLY         Eli Lilly and Company                                       2.50%         106           36.17        3,834
PPDI        Pharmaceutical Product Development, Inc.                    2.50%         163           23.56        3,840

Industrials (10.00%):
APOG        Apogee Enterprises, Inc.                                    2.50%         273           14.05        3,836
GMT         GATX Corporation                                            2.50%         131           29.27        3,834
OTTR        Otter Tail Corporation                                      2.50%         153           25.13        3,845
WERN        Werner Enterprises, Inc.                                    2.50%         189           20.30        3,837

                        Schedule of Investments (cont'd.)

     Target Diversified Dividend Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Information Technology (9.98%):
DBD         Diebold, Incorporated                                       2.50%         132         $ 29.05     $  3,835
ISIL        Intersil Corporation                                        2.50%         254           15.12        3,840
MXIM        Maxim Integrated Products, Inc.                             2.49%         186           20.59        3,830
MCHP        Microchip Technology Incorporated                           2.49%         130           29.44        3,827

Materials (9.99%):
CRS         Carpenter Technology Corporation                            2.50%         138           27.79        3,835
CMC         Commercial Metals Company                                   2.50%         241           15.93        3,839
MEOH        Methanex Corporation +                                      2.50%         194           19.77        3,835
SXT         Sensient Technologies Corporation                           2.49%         143           26.76        3,827

Telecommunication Services (10.01%):
T           AT&T Inc.                                                   2.51%         136           28.32        3,851
CTL         CenturyTel, Inc.                                            2.50%         105           36.54        3,837
TU          TELUS Corporation +                                         2.50%         125           30.75        3,844
VZ          Verizon Communications Inc.                                 2.50%         115           33.42        3,843

Utilities (10.00%):
LNT         Alliant Energy Corporation                                  2.50%         125           30.76        3,845
POM         Pepco Holdings, Inc.                                        2.50%         222           17.31        3,843
POR         Portland General Electric Company                           2.50%         186           20.65        3,841
WR          Westar Energy, Inc.                                         2.50%         173           22.18        3,837
                                                                      _______                                 ________
                 Total Investments                                    100.00%                                 $153,555
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

    Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                          Percentage
                                                                          of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                         Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares      Share        the Trust (2)(7)
___________________________________                                       ____________   ______      _________    ________________
COMMON STOCKS (100.00%):
Consumer Discretionary (7.09%):
BKS             Barnes & Noble, Inc.                                        0.62%           80       $ 18.90      $  1,512
FL              Foot Locker, Inc.                                           0.62%          133         11.34         1,508
HHS             Harte-Hanks, Inc.                                           0.62%          138         10.92         1,507
HD              The Home Depot, Inc.                                        1.66%          138         29.13         4,020
JCP             J.C. Penney Company, Inc.                                   0.62%           56         26.89         1,506
MKS LN          Marks & Spencer Group Plc #                                 1.69%          642          6.38         4,094
VIV FP          Vivendi S.A. #                                              1.26%          102         29.89         3,048

Consumer Staples (8.32%):
KFT             Kraft Foods Inc.                                            3.52%          311         27.49         8,550
RAI             Reynolds American Inc.                                      0.62%           28         53.47         1,497
SWY             Safeway Inc.                                                0.62%           70         21.55         1,509
TATE LN         Tate & Lyle Plc #                                           1.71%          597          6.96         4,154
UVV             Universal Corporation                                       1.85%           96         46.68         4,482

Energy (10.89%):
BP/ LN          BP Plc #                                                    1.26%          320          9.56         3,061
883 HK          CNOOC Limited #                                             1.68%        2,661          1.54         4,090
ENI IM          Eni SpA #                                                   1.27%          121         25.52         3,088
MRO             Marathon Oil Corporation                                    0.62%           48         31.47         1,511
OSG             Overseas Shipholding Group, Inc.                            0.62%           34         44.56         1,515
857 HK          PetroChina Company Limited #                                1.68%        3,425          1.19         4,081
REP SM          Repsol YPF, S.A. #                                          1.27%          115         26.85         3,087
RDSB LN         Royal Dutch Shell Plc #                                     1.25%          105         28.81         3,025
TK              Teekay Corporation +                                        0.62%           63         23.74         1,496
VLO             Valero Energy Corporation                                   0.62%           89         16.86         1,501

Financials (23.66%):
ALL             The Allstate Corporation                                    1.24%           99         30.53         3,022
AF              Astoria Financial Corporation                               1.24%          241         12.52         3,017
AV/ LN          Aviva Plc #                                                 1.25%          485          6.27         3,042
AXS             Axis Capital Holdings Limited +                             0.62%           53         28.49         1,510
3988 HK         Bank of China Ltd. #                                        1.69%        7,821          0.52         4,105
BBT             BB&T Corporation                                            1.24%          118         25.56         3,016
CINF            Cincinnati Financial Corporation                            1.86%          171         26.42         4,518
FNB             F.N.B. Corporation                                          1.24%          436          6.91         3,013
FNFG            First Niagara Financial Group, Inc.                         1.24%          215         14.03         3,016
1398 HK         Industrial and Commercial Bank of China Ltd. #              1.68%        4,990          0.82         4,086
EMG LN          Man Group Plc #                                             1.66%          833          4.84         4,030
MCY             Mercury General Corporation                                 1.24%           76         39.72         3,019

                        Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                          Percentage
                                                                          of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                         Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares      Share        the Trust (2)(7)
___________________________________                                       ____________   ______      _________    ________________
Financials (cont'd.):
NYB             New York Community Bancorp, Inc.                            1.24%        208         $ 14.51      $  3,018
PBCT            People's United Financial Inc.                              1.24%        179           16.79         3,005
SAFT            Safety Insurance Group, Inc.                                0.62%         41           36.60         1,501
SAN SM          Santander Central Hispano S.A. #                            1.26%        185           16.56         3,063
TRMK            Trustmark Corporation                                       1.24%        132           22.80         3,010
UBSI            United Bankshares, Inc.                                     1.24%        146           20.60         3,008
ZNT             Zenith National Insurance Corp.                             0.62%         50           29.90         1,495

Health Care (5.39%):
BMY             Bristol-Myers Squibb Company                                0.62%         59           25.61         1,511
CAH             Cardinal Health, Inc.                                       0.62%         46           32.62         1,501
LLY             Eli Lilly and Company                                       0.63%         42           36.17         1,519
GSK LN          GlaxoSmithKline Plc #                                       1.25%        145           21.01         3,046
PFE             Pfizer Inc.                                                 1.65%        217           18.50         4,015
PPDI            Pharmaceutical Product Development, Inc.                    0.62%         64           23.56         1,508

Industrials (4.16%):
APOG            Apogee Enterprises, Inc.                                    0.62%        107           14.05         1,503
BA/ LN          BAE SYSTEMS Plc #                                           1.69%        718            5.71         4,099
GMT             GATX Corporation                                            0.61%         51           29.27         1,493
OTTR            Otter Tail Corporation                                      0.62%         60           25.13         1,508
WERN            Werner Enterprises, Inc.                                    0.62%         74           20.30         1,502

Information Technology (4.13%):
DBD             Diebold, Incorporated                                       0.62%         52           29.05         1,511
INTC            Intel Corporation                                           1.65%        195           20.60         4,017
ISIL            Intersil Corporation                                        0.62%        100           15.12         1,512
MXIM            Maxim Integrated Products, Inc.                             0.62%         73           20.59         1,503
MCHP            Microchip Technology Incorporated                           0.62%         51           29.44         1,501

Materials (3.73%):
CRS             Carpenter Technology Corporation                            0.62%         54           27.79         1,501
CMC             Commercial Metals Company                                   0.62%         95           15.93         1,513
MEOH            Methanex Corporation +                                      0.62%         76           19.77         1,503
SXT             Sensient Technologies Corporation                           1.87%        169           26.76         4,523

                        Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                          Percentage
                                                                          of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                         Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares      Share        the Trust (2)(7)
___________________________________                                       ____________   ______      _________    ________________
Telecommunication Services (12.13%):
T               AT&T Inc.                                                   2.28%          195       $ 28.32      $  5,522
CTL             CenturyTel, Inc.                                            0.62%           41         36.54         1,498
DTE GY          Deutsche Telekom AG #                                       1.26%          207         14.75         3,054
FTE FP          France Telecom S.A. #                                       1.26%          122         25.11         3,064
KPN NA          Koninklijke (Royal) KPN N.V. #                              1.27%          181         17.02         3,080
TEF SM          Telefonica S.A. #                                           1.26%          109         27.99         3,050
TU              TELUS Corporation +                                         0.62%           49         30.75         1,507
VZ              Verizon Communications Inc.                                 0.62%           45         33.42         1,504
VOD LN          Vodafone Group Plc #                                        2.94%        3,137          2.28         7,156

Utilities (20.50%):
LNT             Alliant Energy Corporation                                  0.62%           49         30.76         1,507
DTE             DTE Energy Company                                          1.24%           68         44.35         3,016
ENEL IM         Enel SpA #                                                  1.27%          531          5.80         3,081
FUM1V FH        Fortum Oyj #                                                1.28%          114         27.20         3,100
6 HK            Hongkong Electric Holdings Limited #                        1.70%          759          5.45         4,136
NG/ LN          National Grid Plc #                                         1.27%          287         10.75         3,085
NI              NiSource Inc.                                               1.24%          193         15.64         3,019
NU              Northeast Utilities                                         1.24%          114         26.32         3,000
POM             Pepco Holdings, Inc.                                        0.62%           87         17.31         1,506
PCG             PG&E Corporation                                            1.23%           66         45.40         2,996
POR             Portland General Electric Company                           0.62%           73         20.65         1,507
RWE GY          RWE AG #                                                    1.24%           31         97.43         3,020
SSE LN          Scottish & Southern Energy Plc #                            1.27%          167         18.50         3,089
SRE             Sempra Energy                                               1.24%           53         56.88         3,015
SRG IM          Snam Rete Gas SpA #                                         1.28%          625          4.97         3,109
UNS             Unisource Energy Corporation                                1.24%           91         33.11         3,013
VIE FP          Veolia Environnement #                                      1.28%           94         33.16         3,117
WR              Westar Energy, Inc.                                         0.62%           68         22.18         1,508
                                                                          ________                                ________
                     Total Investments                                    100.00%                                 $242,884
                                                                          ========                                ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

          Target Double Play Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.53%):
BGFV     Big 5 Sporting Goods Corp.                                       0.51%              48      $ 17.46     $    838
CFI      Culp, Inc. *                                                     0.50%              84         9.83          826
DECK     Deckers Outdoor Corporation *                                    0.69%              11       103.86        1,142
DBRN     Dress Barn, Inc. *                                               0.93%              66        23.26        1,535
DSW      DSW Inc. *                                                       0.50%              31        26.68          827
FSYS     Fuel Systems Solutions Inc. *                                    0.51%              20        42.35          847
GES      GUESS?, Inc.                                                     2.17%              84        42.70        3,587
JCG      J. Crew Group, Inc. *                                            1.59%              58        45.32        2,629
JAS      Jo-Ann Stores, Inc. *                                            0.53%              24        36.64          879
NFLX     Netflix Inc. *                                                   1.72%              51        55.61        2,836
PCLN     priceline.com Incorporated *                                     5.42%              40       223.61        8,944
SHOO     Steven Madden, Ltd. *                                            0.51%              20        41.76          835
TUP      Tupperware Brands Corporation                                    1.64%              57        47.66        2,717
URBN     Urban Outfitters, Inc. *                                         3.31%             154        35.51        5,469

Consumer Staples (9.42%):
BARE     Bare Escentuals, Inc. *                                          0.63%              84        12.41        1,042
HLF      Herbalife Ltd. +                                                 1.36%              55        40.74        2,241
KFT      Kraft Foods Inc.                                                 2.50%             150        27.49        4,123
NTY      NBTY, Inc. *                                                     1.50%              57        43.52        2,481
NUS      Nu Skin Enterprises, Inc. (Class A)                              0.94%              57        27.33        1,558
UVV      Universal Corporation                                            2.49%              88        46.68        4,108

Financials (27.48%):
ALL      The Allstate Corporation                                         2.50%             135        30.53        4,122
AF       Astoria Financial Corporation                                    2.50%             330        12.52        4,132
BBT      BB&T Corporation                                                 2.49%             161        25.56        4,115
CINF     Cincinnati Financial Corporation                                 2.50%             156        26.42        4,122
FNB      F.N.B. Corporation                                               2.50%             597         6.91        4,125
FNFG     First Niagara Financial Group, Inc.                              2.50%             294        14.03        4,125
MCY      Mercury General Corporation                                      2.50%             104        39.72        4,131
NYB      New York Community Bancorp, Inc.                                 2.50%             284        14.51        4,121
PBCT     People's United Financial Inc.                                   2.50%             246        16.79        4,130
TRMK     Trustmark Corporation                                            2.50%             181        22.80        4,127
UBSI     United Bankshares, Inc.                                          2.49%             200        20.60        4,120

Health Care (6.48%):
ISRG     Intuitive Surgical, Inc. *                                       6.48%              35       305.94       10,708

Information Technology (14.46%):
CTSH     Cognizant Technology Solutions Corporation *                     7.38%             268        45.48       12,189
UIS      Unisys Corporation *                                             0.93%              39        39.36        1,535
WDC      Western Digital Corporation *                                    5.47%             202        44.70        9,029
WXS      Wright Express Corporation *                                     0.68%              35        32.03        1,121

                    Schedule of Investments (cont'd.)

          Target Double Play Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
Materials (3.50%):
NEU      NewMarket Corporation                                            1.00%              14      $117.43     $1,644
SXT      Sensient Technologies Corporation                                2.50%             154       26.76        4,121

Telecommunication Services (3.11%):
NIHD     NII Holdings Inc. *                                              3.11%             150       34.23        5,134

Utilities (15.02%):
DTE      DTE Energy Company                                               2.50%              93       44.35        4,125
NI       NiSource Inc.                                                    2.50%             264       15.64        4,129
NU       Northeast Utilities                                              2.50%             157       26.32        4,132
PCG      PG&E Corporation                                                 2.50%              91       45.40        4,131
SRE      Sempra Energy                                                    2.51%              73       56.88        4,152
UNS      Unisource Energy Corporation                                     2.51%             125       33.11        4,139
                                                                        _______                                  ________
              Total Investments                                         100.00%                                  $165,123
                                                                        =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

          Target Focus Five Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)(7)
___________________________________                                      ______________   ______    _________   ________________
COMMON STOCKS (100.00%):
Consumer Discretionary (15.92%):
BMW GY        Bayerische Motoren Werke (BMW) AG #                         1.00%             54      $ 45.59     $  2,462
BGFV          Big 5 Sporting Goods Corp.                                  0.24%             34        17.46          594
CAB           Cabela's Incorporated *                                     0.27%             46        14.34          660
CCL LN        Carnival Plc #*                                             0.98%             71        34.06        2,419
CFI           Culp, Inc. *                                                0.24%             61         9.83          600
DAI           Daimler AG +                                                0.32%             15        53.44          802
DECK          Deckers Outdoor Corporation *                               0.34%              8       103.86          831
DBRN          Dress Barn, Inc. *                                          0.45%             48        23.26        1,116
DSW           DSW Inc. *                                                  0.25%             23        26.68          614
F IM          Fiat SpA #*                                                 0.99%            167        14.70        2,454
FSYS          Fuel Systems Solutions Inc. *                               0.24%             14        42.35          593
GPI           Group 1 Automotive, Inc. *                                  0.27%             22        29.83          656
GES           GUESS?, Inc.                                                1.04%             60        42.70        2,562
ICON          Iconix Brand Group, Inc. *                                  0.27%             52        12.75          663
JCG           J. Crew Group, Inc. *                                       0.77%             42        45.32        1,903
JAS           Jo-Ann Stores, Inc. *                                       0.25%             17        36.64          623
MCS           The Marcus Corporation                                      0.27%             51        13.00          663
NFLX          Netflix Inc. *                                              0.83%             37        55.61        2,058
PCLN          priceline.com Incorporated *                                2.63%             29       223.61        6,485
RCII          Rent-A-Center, Inc. *                                       0.53%             72        18.18        1,309
SCHL          Scholastic Corporation                                      0.53%             43        30.63        1,317
SNE           Sony Corporation (ADR) +                                    0.32%             27        29.30          791
SSI           Stage Stores, Inc.                                          0.27%             51        12.94          660
SHOO          Steven Madden, Ltd. *                                       0.25%             15        41.76          626
TUP           Tupperware Brands Corporation                               0.79%             41        47.66        1,954
URBN          Urban Outfitters, Inc. *                                    1.58%            110        35.51        3,906

Consumer Staples (7.05%):
BARE          Bare Escentuals, Inc. *                                     0.30%             60        12.41          745
HEN3 GY       Henkel KGaA Nvtg Prf #                                      0.99%             47        52.23        2,455
HLF           Herbalife Ltd. +                                            0.66%             40        40.74        1,630
KFT           Kraft Foods Inc.                                            1.20%            108        27.49        2,969
NTY           NBTY, Inc. *                                                0.72%             41        43.52        1,784
NUS           Nu Skin Enterprises, Inc. (Class A)                         0.45%             41        27.33        1,121
UVV           Universal Corporation                                       1.72%             91        46.68        4,248
WES AU        Wesfarmers Limited #                                        1.01%             90        27.84        2,506

                    Schedule of Investments (cont'd.)

          Target Focus Five Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)(7)
___________________________________                                      ______________   ______    _________   ________________
Energy (4.06%):
BRS           Bristow Group, Inc. *                                       0.27%             17      $ 38.90     $    661
ECA           EnCana Corp. +                                              0.32%             24        32.46          779
GIFI          Gulf Island Fabrication, Inc.                               0.27%             31        21.23          658
PCX           Patriot Coal Corporation *                                  0.53%             85        15.53        1,320
PDE           Pride International, Inc. *                                 0.54%             41        32.40        1,328
REP SM        Repsol YPF, S.A. #                                          1.00%             92        26.85        2,470
REP           Repsol YPF, S.A. (ADR) +                                    0.32%             29        26.95          782
CKH           SEACOR Holdings Inc. *                                      0.28%              9        75.74          682
SUG           Southern Union Company                                      0.53%             57        23.03        1,313

Financials (25.95%):
ALL           The Allstate Corporation                                    1.20%             97        30.53        2,961
AFG           American Financial Group, Inc.                              0.53%             52        25.24        1,312
ACF           AmeriCredit Corp. *                                         0.53%             68        19.29        1,312
AF            Astoria Financial Corporation                               1.20%            236        12.52        2,955
AXA           AXA S.A. (ADR) +                                            0.32%             33        23.91          789
BMO           Bank of Montreal +                                          0.32%             15        52.35          785
BCS           Barclays Plc (ADR) +                                        0.32%             45        17.56          790
BBT           BB&T Corporation                                            1.20%            116        25.56        2,965
BMR           BioMed Realty Trust, Inc. (6)                               0.27%             41        16.00          656
CINF          Cincinnati Financial Corporation                            1.20%            112        26.42        2,959
CBU           Community Bank System, Inc.                                 0.26%             33        19.66          649
CS            Credit Suisse Group (ADR) +                                 0.32%             16        49.43          791
DFG           Delphi Financial Group, Inc. (Class A)                      0.27%             29        22.82          662
DB            Deutsche Bank AG +                                          0.32%             11        71.49          786
EXR           Extra Space Storage Inc. (6)                                0.27%             56        11.81          661
FNB           F.N.B. Corporation                                          1.20%            429         6.91        2,964
FAF           First American Corporation                                  0.53%             39        33.33        1,300
FNFG          First Niagara Financial Group, Inc.                         1.20%            211        14.03        2,960
HPT           Hospitality Properties Trust (6)                            0.53%             55        23.81        1,310
HBC           HSBC Holdings Plc (ADR) +                                   0.32%             14        57.33          803
IBOC          International Bancshares Corporation                        0.53%             69        19.06        1,315
LYG           Lloyds TSB Group Plc (ADR) +*                               0.32%            240         3.29          790
MFC           Manulife Financial Corporation +                            0.32%             43        18.21          783
MCY           Mercury General Corporation                                 1.74%            108        39.72        4,290
MTU           Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +         0.32%            159         4.96          789
MFG           Mizuho Financial Group, Inc. +                              0.32%            219         3.60          788
NBG           National Bank of Greece S.A. (ADR) +*                       0.32%            152         5.20          790
NNN           National Retail Properties Inc. (6)                         0.27%             31        21.30          660
NYB           New York Community Bancorp, Inc.                            1.73%            295        14.51        4,280
PACW          PacWest Bancorp                                             0.53%             64        20.63        1,320
PKY           Parkway Properties, Inc. (6)                                0.27%             31        21.50          666

                    Schedule of Investments (cont'd.)

          Target Focus Five Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)(7)
___________________________________                                      ______________   ______    _________   ________________
Financials (cont'd.):
PBCT          People's United Financial Inc.                              1.20%            176      $ 16.79     $  2,955
PRA           ProAssurance Corporation *                                  0.27%             12        54.60          655
RBS           Royal Bank of Scotland Group Plc (ADR) +*                   0.32%             83         9.50          789
STBA          S&T Bancorp, Inc.                                           0.26%             37        17.60          651
SAFT          Safety Insurance Group, Inc.                                0.27%             18        36.60          659
TD            The Toronto-Dominion Bank +                                 0.33%             13        61.99          806
TWGP          Tower Group, Inc.                                           0.27%             28        23.62          661
TRMK          Trustmark Corporation                                       1.74%            188        22.80        4,286
UBS           UBS AG +*                                                   0.32%             51        15.58          795
UBSI          United Bankshares, Inc.                                     1.20%            144        20.60        2,966
UTR           Unitrin, Inc.                                               0.53%             58        22.68        1,315
WTFC          Wintrust Financial Corporation                              0.26%             21        30.64          643

Health Care (7.02%):
ISRG          Intuitive Surgical, Inc. *                                  3.10%             25       305.94        7,649
KND           Kindred Healthcare, Inc. *                                  0.53%             68        19.39        1,319
LPNT          LifePoint Hospitals, Inc. *                                 0.54%             40        33.15        1,326
MOH           Molina Healthcare Inc. *                                    0.26%             28        23.24          651
OCR           Omnicare, Inc.                                              0.53%             53        24.71        1,310
RSCR          Res-Care, Inc. *                                            0.27%             58        11.35          658
SAN FP        Sanofi-Aventis #                                            0.99%             31        79.20        2,455
SMA           Symmetry Medical Inc. *                                     0.27%             79         8.30          656
TFX           Teleflex Incorporated                                       0.53%             24        54.72        1,313

Industrials (6.14%):
EN FP         Bouygues S.A. #                                             0.99%             47        52.29        2,457
ESL           Esterline Technologies Corporation *                        0.27%             16        41.21          659
EAD FP        European Aeronautic Defence and Space Company #             1.00%            126        19.64        2,475
GFF           Griffon Corporation *                                       0.27%             53        12.41          658
13 HK         Hutchison Whampoa Limited #                                 1.03%            376         6.76        2,541
8058 JP       Mitsubishi Corporation #                                    0.99%             98        25.05        2,455
ASGN          On Assignment, Inc. *                                       0.27%             91         7.20          655
SCHS          School Specialty, Inc. *                                    0.27%             27        24.52          662
SKYW          SkyWest, Inc.                                               0.26%             38        17.16          652
TGI           Triumph Group, Inc.                                         0.26%             13        49.29          641
URS           URS Corporation *                                           0.53%             29        45.06        1,307

Information Technology (8.04%):
BBOX          Black Box Corporation                                       0.27%             23        29.06          668
CTSH          Cognizant Technology Solutions Corporation *                3.56%            193        45.48        8,778
INSP          InfoSpace, Inc. *                                           0.27%             78         8.44          658
TECD          Tech Data Corporation *                                     0.54%             28        47.36        1,326

                    Schedule of Investments (cont'd.)

          Target Focus Five Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)(7)
___________________________________                                      ______________   ______    _________   ________________
Information Technology (cont'd.):
UIS           Unisys Corporation *                                        0.45%             28      $ 39.36     $  1,102
WDC           Western Digital Corporation *                               2.63%            145        44.70        6,482
WXS           Wright Express Corporation *                                0.32%             25        32.03          801

Materials (6.01%):
AAL LN        Anglo American Plc #*                                       0.99%             57        42.87        2,443
MT            ArcelorMittal (ADR) +                                       0.32%             17        46.27          787
ENRC LN       Eurasian Natural Resources Corporation #                    1.00%            170        14.50        2,464
HOLN VX       Holcim Ltd. #*                                              1.01%             32        77.66        2,485
LG FP         Lafarge SA #                                                1.01%             30        83.25        2,498
NEU           NewMarket Corporation                                       0.48%             10       117.43        1,174
SXT           Sensient Technologies Corporation                           1.20%            111        26.76        2,970

Telecommunication Services (7.58%):
CHU           China Unicom Ltd. (ADR) +                                   0.32%             61        13.05          796
DT            Deutsche Telekom AG (ADR) +                                 0.32%             53        14.80          784
NIHD          NII Holdings Inc. *                                         1.50%            108        34.23        3,697
NTT           Nippon Telegraph and Telephone Corporation (ADR) +          0.32%             39        20.03          781
DCM           NTT DoCoMo, Inc. (ADR) +                                    0.32%             56        14.12          791
TIT IM        Telecom Italia SpA #                                        0.99%          1,575         1.56        2,457
TI            Telecom Italia SpA (ADR) +                                  0.32%             51        15.50          791
TEL NO        Telenor ASA #*                                              0.99%            175        13.97        2,444
TDS           Telephone and Data Systems, Inc.                            0.53%             38        34.53        1,312
TLSN SS       TeliaSonera AB #                                            0.98%            336         7.19        2,415
VOD LN        Vodafone Group Plc #                                        0.99%          1,076         2.28        2,455

Utilities (12.23%):
ATO           Atmos Energy Corporation                                    0.53%             44        29.88        1,315
DTE           DTE Energy Company                                          1.20%             67        44.35        2,971
ENEL IM       Enel SpA #                                                  1.00%            425         5.80        2,466
GXP           Great Plains Energy Incorporated                            0.54%             67        19.78        1,325
HE            Hawaiian Electric Industries, Inc.                          0.53%             62        21.26        1,318
IDA           IDACORP, Inc.                                               0.53%             40        32.57        1,303
NI            NiSource Inc.                                               1.20%            189        15.64        2,956
NU            Northeast Utilities                                         1.20%            113        26.32        2,974
NVE           NV Energy Inc.                                              0.53%            105        12.57        1,320
PCG           PG&E Corporation                                            1.20%             65        45.40        2,951
PNM           PNM Resources Inc.                                          0.53%            103        12.79        1,317
SRE           Sempra Energy                                               1.20%             52        56.88        2,958
UNS           Unisource Energy Corporation                                1.19%             89        33.11        2,947
VE            Veolia Environnement (ADR) +                                0.32%             24        33.31          799
WR            Westar Energy, Inc.                                         0.53%             59        22.18        1,309
                                                                         _______                                _______
                   Total Investments                                     100.00%                                $246,881
                                                                         =======                                =======
___________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

            Target Growth Portfolio, 1st Quarter 2010 Series
                                 FT 2210


 At the Opening of Business on the Initial Date of Deposit-December 31, 2009


                                                                       Percentage      Number      Market        Cost of
Ticker Symbol and                                                      of Aggregate    of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                    Offering Price  Shares      Share         the Trust (2)
___________________________________                                    ______________  ______      _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.01%):
AMZN      Amazon.com, Inc. *                                             3.31%           34        $136.50       $  4,641
DTV       DIRECTV, Inc. *                                                3.34%          140          33.45          4,683
DISCA     Discovery Communications Inc. *                                3.34%          152          30.76          4,676
HRB       H&R Block, Inc.                                                3.33%          206          22.65          4,666
PCLN      priceline.com Incorporated *                                   3.35%           21         223.61          4,696
TJX       The TJX Companies, Inc.                                        3.34%          127          36.86          4,681

Consumer Staples (6.67%):
GIS       General Mills, Inc.                                            3.33%           65          71.81          4,668
LO        Lorillard, Inc.                                                3.34%           58          80.63          4,677

Energy (10.00%):
CNX       CONSOL Energy Inc.                                             3.32%           92          50.56          4,651
FTI       FMC Technologies, Inc. *                                       3.34%           80          58.37          4,670
NE        Noble Corporation +                                            3.34%          114          40.98          4,672

Financials (6.69%):
AFL       AFLAC Incorporated                                             3.35%          100          46.88          4,688
PGR       The Progressive Corporation *                                  3.34%          259          18.05          4,675

Health Care (19.98%):
ABC       AmerisourceBergen Corporation                                  3.33%          177          26.31          4,657
CERN      Cerner Corporation *                                           3.34%           56          83.59          4,681
HSP       Hospira, Inc. *                                                3.32%           91          51.11          4,651
HUM       Humana Inc. *                                                  3.33%          105          44.38          4,660
MHS       Medco Health Solutions, Inc. *                                 3.33%           72          64.82          4,667
WCRX      Warner Chilcott Plc +*                                         3.33%          164          28.45          4,666

Industrials (6.66%):
DAL       Delta Air Lines, Inc. *                                        3.34%          411          11.37          4,673
FSLR      First Solar, Inc. *                                            3.32%           34         136.79          4,651

Information Technology (19.99%):
AAPL      Apple Inc. *                                                   3.33%           22         211.64          4,656
BMC       BMC Software, Inc. *                                           3.33%          115          40.50          4,657
CTSH      Cognizant Technology Solutions Corporation *                   3.34%          103          45.48          4,684
MA        MasterCard, Inc.                                               3.32%           18         257.98          4,644
CRM       Salesforce.com, Inc. *                                         3.33%           63          74.02          4,663
V         Visa, Inc.                                                     3.34%           53          88.14          4,671

Materials (6.66%):
EGO       Eldorado Gold Corporation +*                                   3.33%          335          13.92          4,663
NEM       Newmont Mining Corporation                                     3.33%           98          47.59          4,664

Telecommunication Services (3.34%):
AMT       American Tower Corporation *                                   3.34%          108          43.31          4,677
                                                                       _______                                   ________
                  Total Investments                                    100.00%                                   $140,029
                                                                       =======                                   ========
___________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

           Target Mega-Cap Portfolio, 1st Quarter 2010 Series
                                 FT 2210


 At the Opening of Business on the Initial Date of Deposit-December 31, 2009


                                                                       Percentage                    Market      Cost of
Ticker Symbol and                                                      of Aggregate      Number      Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Offering Price    of Shares   Share       the Trust (2)
___________________________________                                    ______________    _________   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
AMZN        Amazon.com, Inc. *                                           3.33%            68         $136.50     $  9,282
NKE         NIKE, Inc. (Class B)                                         3.34%           141           66.14        9,326
DIS         The Walt Disney Company                                      3.33%           288           32.28        9,297

Consumer Staples (6.65%):
ABV         Companhia de Bebidas das Americas (AmBev) (ADR) +            3.32%            91          101.67        9,252
WAG         Walgreen Co.                                                 3.33%           250           37.13        9,282

Energy (20.00%):
APC         Anadarko Petroleum Corporation                               3.33%           146           63.54        9,277
CEO         CNOOC Limited (ADR) +                                        3.33%            60          154.64        9,278
HAL         Halliburton Company                                          3.33%           310           29.97        9,291
OXY         Occidental Petroleum Corporation                             3.34%           113           82.37        9,308
TS          Tenaris S.A. (ADR) +                                         3.34%           217           42.93        9,316
RIG         Transocean Ltd. +*                                           3.33%           111           83.61        9,281

Financials (6.65%):
BEN         Franklin Resources, Inc.                                     3.32%            88          105.40        9,275
PRU         Prudential Financial, Inc.                                   3.33%           184           50.54        9,299

Health Care (13.32%):
MDT         Medtronic, Inc.                                              3.33%           209           44.50        9,300
MRK         Merck & Co. Inc.                                             3.33%           251           37.06        9,302
UNH         UnitedHealth Group Incorporated                              3.33%           300           31.01        9,303
WLP         WellPoint, Inc. *                                            3.33%           158           58.76        9,284

Industrials (13.33%):
MMM         3M Company                                                   3.34%           111           83.90        9,313
DHR         Danaher Corporation                                          3.34%           123           75.78        9,321
GD          General Dynamics Corporation                                 3.32%           135           68.70        9,274
UNP         Union Pacific Corporation                                    3.33%           143           64.90        9,281

Information Technology (20.03%):
AAPL        Apple Inc. *                                                 3.34%            44          211.64        9,312
GLW         Corning Incorporated                                         3.33%           481           19.34        9,303
EBAY        eBay Inc. *                                                  3.34%           391           23.80        9,306
GOOG        Google Inc. *                                                3.35%            15          622.73        9,341
INFY        Infosys Technologies Limited (ADR) +                         3.34%           167           55.71        9,304
MA          MasterCard, Inc.                                             3.33%            36          257.98        9,287

Materials (10.02%):
MOS         The Mosaic Company                                           3.34%           156           59.76        9,323
PKX         POSCO (ADR) +                                                3.35%            71          131.47        9,334
PCU         Southern Copper Corporation                                  3.33%           282           32.99        9,303
                                                                       _______                                   ________
                 Total Investments                                     100.00%                                   $278,955
                                                                       =======                                   ========
_____________

See "Notes to Schedules of Investments" on page 51.

Page 145


                         Schedule of Investments

           Target Small-Cap Portfolio, 1st Quarter 2010 Series
                                 FT 2210


 At the Opening of Business on the Initial Date of Deposit-December 31, 2009


                                                                       Percentage       Number     Market        Cost of
Ticker Symbol and                                                      of Aggregate     of         Value per     Securities to
Name of Issuer of Securities (1)                                       Offering Price   Shares     Share         the Trust (2)
________________________________                                       ______________   ______     _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (23.10%):
BOBE      Bob Evans Farms, Inc.                                          2.84%          132        $ 29.55       $  3,901
CPKI      California Pizza Kitchen, Inc. *                               1.05%          104          13.85          1,440
GCO       Genesco Inc. *                                                 2.01%           99          27.95          2,767
HIBB      Hibbett Sports Inc. *                                          1.98%          121          22.52          2,725
JOSB      Jos. A. Bank Clothiers, Inc. *                                 2.39%           77          42.63          3,282
LINC      Lincoln Educational Services Corporation *                     1.72%          109          21.65          2,360
MW        The Men's Wearhouse, Inc.                                      3.47%          223          21.38          4,768
NPK       National Presto Industries, Inc.                               2.31%           29         109.25          3,168
PEET      Peet's Coffee & Tea Inc. *                                     1.37%           55          34.13          1,877
TXRH      Texas Roadhouse, Inc. *                                        2.49%          302          11.34          3,425
TRLG      True Religion Apparel, Inc. *                                  1.47%          106          19.08          2,022

Consumer Staples (13.31%):
AIPC      American Italian Pasta Company *                               2.26%           88          35.30          3,106
THS       TreeHouse Foods, Inc. *                                        3.93%          137          39.43          5,402
UNFI      United Natural Foods, Inc. *                                   3.52%          179          27.02          4,837
UVV       Universal Corporation                                          3.60%          106          46.68          4,948
Energy (1.88%):
HOS       Hornbeck Offshore Services, Inc. *                             1.88%          109          23.68          2,581

Financials (1.70%):
GFIG      GFI Group Inc.                                                 1.70%          512           4.57          2,340

Health Care (21.55%):
ABAX      Abaxis, Inc. *                                                 1.70%           91          25.60          2,330
CPSI      Computer Programs and Systems, Inc.                            1.54%           46          46.08          2,120
DNEX      Dionex Corporation *                                           3.97%           74          73.78          5,460
HMSY      HMS Holdings Corporation *                                     3.95%          110          49.32          5,425
KND       Kindred Healthcare, Inc. *                                     2.36%          167          19.39          3,238
MDAS      MedAssets, Inc. *                                              3.70%          238          21.38          5,088
PRXL      PAREXEL International Corporation *                            2.53%          244          14.26          3,479
ZOLL      Zoll Medical Corporation *                                     1.80%           91          27.21          2,476

Industrials (18.24%):
BEZ       Baldor Electric Company                                        4.06%          196          28.46          5,578
GTLS      Chart Industries, Inc. *                                       1.48%          121          16.77          2,029
ES        EnergySolutions, Inc.                                          2.30%          373           8.48          3,163
GEOY      GeoEye Inc. *                                                  1.61%           80          27.56          2,205
MIDD      The Middleby Corporation *                                     2.72%           77          48.45          3,731
RBN       Robbins & Myers, Inc.                                          2.48%          141          24.16          3,406
WCC       WESCO International, Inc. *                                    3.59%          180          27.37          4,927

Information Technology (10.86%):
LWSN      Lawson Software, Inc. *                                        3.36%          681           6.77          4,610
NZ        Netezza Corporation *                                          1.77%          253           9.60          2,429
PRGS      Progress Software Corporation *                                3.57%          166          29.58          4,910
SCSC      ScanSource, Inc. *                                             2.16%          111          26.79          2,974

Materials (1.90%):
KOP       Koppers Holdings, Inc.                                         1.90%           85          30.69          2,609

Telecommunication Services (7.46%):
CCOI      Cogent Communications Group Inc. *                             1.37%          189           9.98          1,886
TNDM      Neutral Tandem, Inc. *                                         2.34%          142          22.59          3,208
SVR       Syniverse Holdings Inc. *                                      3.75%          292          17.66          5,157
                                                                       _______                                   ________
                  Total Investments                                    100.00%                                   $137,387
                                                                       =======                                   ========
___________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

    Target VIP Conservative Equity Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)(7)
___________________________________                                      ______________   ______    _________   ________________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.63%):
BGFV        Big 5 Sporting Goods Corp.                                     0.10%             14     $ 17.46     $    244
COH         Coach, Inc.                                                    1.63%            106       36.97        3,919
CFI         Culp, Inc. *                                                   0.10%             25        9.83          246
DECK        Deckers Outdoor Corporation *                                  0.13%              3      103.86          312
DBRN        Dress Barn, Inc. *                                             0.18%             19       23.26          442
DSW         DSW Inc. *                                                     0.11%             10       26.68          267
FSYS        Fuel Systems Solutions Inc. *                                  0.10%              6       42.35          254
GES         GUESS?, Inc.                                                   0.43%             24       42.70        1,025
HD          The Home Depot, Inc.                                           0.67%             55       29.13        1,602
JCG         J. Crew Group, Inc. *                                          0.32%             17       45.32          770
JAS         Jo-Ann Stores, Inc. *                                          0.11%              7       36.64          256
MKS LN      Marks & Spencer Group Plc #                                    0.68%            257        6.38        1,639
MCD         McDonald's Corporation                                         2.98%            114       62.89        7,169
NFLX        Netflix Inc. *                                                 0.35%             15       55.61          834
PCLN        priceline.com Incorporated *                                   2.50%             27      223.61        6,037
SHOO        Steven Madden, Ltd. *                                          0.10%              6       41.76          251
TJX         The TJX Companies, Inc.                                        2.14%            140       36.86        5,160
TUP         Tupperware Brands Corporation                                  0.34%             17       47.66          810
URBN        Urban Outfitters, Inc. *                                       0.66%             45       35.51        1,598

Consumer Staples (14.74%):
BARE        Bare Escentuals, Inc. *                                        0.13%             25       12.41          310
HLF         Herbalife Ltd. +                                               0.27%             16       40.74          652
KFT         Kraft Foods Inc.                                               0.66%             58       27.49        1,594
LO          Lorillard, Inc.                                                0.74%             22       80.63        1,774
MJN         Mead Johnson Nutrition Company                                 0.51%             28       44.12        1,235
NTY         NBTY, Inc. *                                                   0.31%             17       43.52          740
NUS         Nu Skin Enterprises, Inc. (Class A)                            0.19%             17       27.33          465
PM          Philip Morris International Inc.                               5.26%            260       48.66       12,652
PG          The Procter & Gamble Company                                   2.98%            117       61.37        7,180
TATE LN     Tate & Lyle Plc #                                              0.69%            239        6.96        1,663
WMT         Wal-Mart Stores, Inc.                                          3.00%            133       54.30        7,222

Energy (13.34%):
CVX         Chevron Corporation                                            3.00%             93       77.65        7,221
883 HK      CNOOC Limited #                                                0.68%          1,064        1.54        1,636
XOM         Exxon Mobil Corporation                                        3.00%            105       68.77        7,221
FTI         FMC Technologies, Inc. *                                       1.12%             46       58.37        2,685
NOV         National-Oilwell Varco Inc.                                    2.93%            158       44.60        7,047
BTU         Peabody Energy Corporation                                     1.93%            101       46.02        4,648
857 HK      PetroChina Company Limited #                                   0.68%          1,370        1.19        1,633

                    Schedule of Investments (cont'd.)

    Target VIP Conservative Equity Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)(7)
___________________________________                                      ______________   ______    _________   ________________
Financials (12.56%):
3988 HK     Bank of China Ltd. #                                           0.68%          3,128     $  0.52     $  1,642
BEN         Franklin Resources, Inc.                                       4.12%             94      105.40        9,908
1398 HK     Industrial and Commercial Bank of China Ltd. #                 0.68%          1,996        0.82        1,635
EMG LN      Man Group Plc #                                                0.67%            333        4.84        1,611
PCL         Plum Creek Timber Company, Inc. (6)                            1.07%             67       38.40        2,573
TROW        T. Rowe Price Group Inc.                                       2.35%            105       53.78        5,647
TRV         The Travelers Companies, Inc.                                  2.99%            143       50.26        7,187

Health Care (11.58%):
BAX         Baxter International Inc.                                      3.85%            157       58.99        9,261
ISRG        Intuitive Surgical, Inc. *                                     1.27%             10      305.94        3,059
MRK         Merck & Co. Inc.                                               2.99%            194       37.06        7,190
PFE         Pfizer Inc.                                                    0.66%             86       18.50        1,591
SYK         Stryker Corporation                                            2.19%            104       50.79        5,282
WAT         Waters Corporation *                                           0.62%             24       62.23        1,494

Industrials (6.12%):
BA/ LN      BAE SYSTEMS Plc #                                              0.68%            287        5.71        1,639
DNB         The Dun & Bradstreet Corporation                               0.32%              9       84.64          762
FLS         Flowserve Corporation                                          0.40%             10       95.90          959
UTX         United Technologies Corporation                                4.72%            161       70.49       11,349

Information Technology (14.28%):
APH         Amphenol Corporation                                           0.45%             23       46.97        1,080
CTSH        Cognizant Technology Solutions Corporation *                   1.47%             78       45.48        3,547
INTC        Intel Corporation                                              0.67%             78       20.60        1,607
IBM         International Business Machines Corporation                    9.97%            181      132.57       23,995
TDC         Teradata Corporation *                                         0.31%             24       31.19          749
UIS         Unisys Corporation *                                           0.18%             11       39.36          433
WDC         Western Digital Corporation *                                  1.10%             59       44.70        2,637
WXS         Wright Express Corporation *                                   0.13%             10       32.03          320

Materials (3.18%):
DD          E.I. du Pont de Nemours and Company                            2.99%            211       34.05        7,185
NEU         NewMarket Corporation                                          0.19%              4      117.43          470

Telecommunication Services (7.95%):
T           AT&T Inc.                                                      3.65%            310       28.32        8,779
NIHD        NII Holdings Inc. *                                            0.63%             44       34.23        1,506
VZ          Verizon Communications Inc.                                    2.99%            215       33.42        7,185
VOD LN      Vodafone Group Plc #                                           0.68%            717        2.28        1,636

Utilities (2.62%):
6 HK        Hongkong Electric Holdings Limited #                           0.69%            304        5.45        1,656
PEG         Public Service Enterprise Group Incorporated                   0.85%             61       33.75        2,059
STR         Questar Corporation                                            0.37%             21       42.23          887
SRE         Sempra Energy                                                  0.71%             30       56.88        1,706
                                                                         _______                                ________
                 Total Investments                                       100.00%                                $240,639
                                                                         =======                                ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

 Value Line(R) Diversified Target 40 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


 At the Opening of Business on the Initial Date of Deposit-December 31, 2009


                                                                        Percentage      Number      Market      Cost of
Ticker Symbol and                                                       of Aggregate    of          Value per   Securities to
Name of Issuer of Securities (1)                                        Offering Price  Shares      Share       the Trust (2)
________________________________                                        ______________  ______      ________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.00%):
BIG      Big Lots, Inc. *                                                 2.50%         131         $ 29.31     $  3,840
DTV      DIRECTV, Inc. *                                                  2.50%         115           33.45        3,847
DLTR     Dollar Tree, Inc. *                                              2.50%          79           48.68        3,846
GPS      The Gap, Inc.                                                    2.50%         181           21.26        3,848
RSH      RadioShack Corporation                                           2.50%         196           19.63        3,847
ROST     Ross Stores, Inc.                                                2.51%          89           43.36        3,859
TGT      Target Corporation                                               2.50%          79           48.70        3,847
TJX      The TJX Companies, Inc.                                          2.49%         104           36.86        3,833

Consumer Staples (4.99%):
DLM      Del Monte Foods Company                                          2.50%         332           11.59        3,848
K        Kellogg Company                                                  2.49%          71           53.99        3,833

Energy (5.01%):
CNX      CONSOL Energy Inc.                                               2.50%          76           50.56        3,843
DRC      Dresser-Rand Group, Inc. *                                       2.51%         120           32.16        3,859

Financials (5.00%):
AFG      American Financial Group, Inc.                                   2.50%         152           25.24        3,836
DFS      Discover Financial Services                                      2.50%         260           14.81        3,851

Health Care (20.00%):
ABC      AmerisourceBergen Corporation                                    2.50%         146           26.31        3,841
CI       CIGNA Corporation                                                2.49%         107           35.82        3,833
CYH      Community Health Systems Inc. *                                  2.51%         106           36.37        3,855
DVA      DaVita, Inc. *                                                   2.51%          65           59.33        3,856
KCI      Kinetic Concepts, Inc. *                                         2.49%         100           38.34        3,834
LH       Laboratory Corporation of America Holdings *                     2.50%          51           75.31        3,841
THC      Tenet Healthcare Corporation *                                   2.50%         740            5.20        3,848
UHS      Universal Health Services, Inc. (Class B)                        2.50%         125           30.71        3,839

Industrials (9.98%):
FLS      Flowserve Corporation                                            2.49%          40           95.90        3,836
ITT      ITT Corp.                                                        2.51%          76           50.68        3,852
SPR      Spirit AeroSystems Holdings Inc. *                               2.49%         192           19.98        3,836
VMI      Valmont Industries, Inc.                                         2.49%          48           79.83        3,832

Information Technology (20.01%):
ADS      Alliance Data Systems Corporation *                              2.50%          59           65.05        3,838
CSC      Computer Sciences Corporation *                                  2.49%          66           58.11        3,835
DST      DST Systems, Inc. *                                              2.51%          88           43.91        3,864
HEW      Hewitt Associates, Inc. *                                        2.50%          90           42.74        3,847
HPQ      Hewlett-Packard Company                                          2.51%          73           52.93        3,864
IBM      International Business Machines Corporation                      2.50%          29          132.57        3,845
TECD     Tech Data Corporation *                                          2.50%          81           47.36        3,836
WDC      Western Digital Corporation *                                    2.50%          86           44.70        3,844

Materials (7.51%):
ASH      Ashland Inc.                                                     2.51%          96           40.12        3,852
BLL      Ball Corporation                                                 2.51%          74           52.12        3,857
RKT      Rock-Tenn Company (Class A)                                      2.49%          74           51.70        3,826

Telecommunication Services (2.49%):
NIHD     NII Holdings Inc. *                                              2.49%         112           34.23        3,834

Utilities (5.01%):
AES      The AES Corporation *                                            2.50%         281           13.67        3,841
OKE      ONEOK, Inc.                                                      2.51%          87           44.36        3,859
                                                                        _______                                 ________
              Total Investments                                         100.00%                                 $153,782
                                                                        =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

       Value Line(R) Target 25 Portfolio, 1st Quarter 2010 Series
                                 FT 2210


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2009


                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price           Shares      Share         the Trust (2)
___________________________________                                     ____________    ______      _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (41.13%):
BGFV        Big 5 Sporting Goods Corp.                                    1.01%          89         $ 17.46       $  1,554
CFI         Culp, Inc. *                                                  1.00%         158            9.83          1,553
DECK        Deckers Outdoor Corporation *                                 1.41%          21          103.86          2,181
DBRN        Dress Barn, Inc. *                                            1.87%         124           23.26          2,884
DSW         DSW Inc. *                                                    1.00%          58           26.68          1,547
FSYS        Fuel Systems Solutions Inc. *                                 1.01%          37           42.35          1,567
GES         GUESS?, Inc.                                                  4.34%         157           42.70          6,704
JCG         J. Crew Group, Inc. *                                         3.20%         109           45.32          4,940
JAS         Jo-Ann Stores, Inc. *                                         1.09%          46           36.64          1,685
NFLX        Netflix Inc. *                                                3.42%          95           55.61          5,283
PCLN        priceline.com Incorporated *                                 10.86%          75          223.61         16,771
SHOO        Steven Madden, Ltd. *                                         1.00%          37           41.76          1,545
TUP         Tupperware Brands Corporation                                 3.30%         107           47.66          5,100
URBN        Urban Outfitters, Inc. *                                      6.62%         288           35.51         10,227

Consumer Staples (8.89%):
BARE        Bare Escentuals, Inc. *                                       1.27%         158           12.41          1,961
HLF         Herbalife Ltd. +                                              2.74%         104           40.74          4,237
NTY         NBTY, Inc. *                                                  2.99%         106           43.52          4,613
NUS         Nu Skin Enterprises, Inc. (Class A)                           1.89%         107           27.33          2,924

Health Care (12.87%):
ISRG        Intuitive Surgical, Inc. *                                   12.87%          65          305.94         19,886

Information Technology (28.90%):
CTSH        Cognizant Technology Solutions Corporation *                 14.78%         502           45.48         22,831
UIS         Unisys Corporation *                                          1.86%          73           39.36          2,873
WDC         Western Digital Corporation *                                10.91%         377           44.70         16,852
WXS         Wright Express Corporation *                                  1.35%          65           32.03          2,082

Materials (1.98%):
NEU         NewMarket Corporation                                         1.98%          26          117.43          3,053

Telecommunication Services (6.23%):
NIHD        NII Holdings Inc. *                                           6.23%         281           34.23          9,619
                                                                        _______                                   ________
                 Total Investments                                      100.00%                                   $154,472
                                                                        =======                                   ========
___________

See "Notes to Schedules of Investments" on page 51.
Page 50


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 30, 2009 and December 31, 2009. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                         Cost of Securities    Profit
                                                                         to Sponsor            (Loss)
                                                                         __________________    ________
The Dow(R) Target 5 Portfolio, 1st Quarter 2010 Series                   $126,983              $    22
Global Target 15 Portfolio, 1st Quarter 2010 Series                       148,896                 (740)
MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series                    148,588                 (989)
Nasdaq(R) Target 15 Portfolio, 1st Quarter 2010 Series                    141,475                 (299)
NYSE(R) International Target 25 Portfolio, 1st Quarter 2010 Series        176,222               (1,098)
S&P Target 24 Portfolio, 1st Quarter 2010 Series                          122,532                 (162)
S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series                     172,386                 (434)
Target 50/50 Portfolio, 1st Quarter 2010 Series                           229,745                 (547)
Target Diversified Dividend Portfolio, 1st Quarter 2010 Series            153,867                 (312)
Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series         243,851                 (967)
Target Double Play Portfolio, 1st Quarter 2010 Series                     165,566                 (443)
Target Focus Five Portfolio, 1st Quarter 2010 Series                      247,804                 (923)
Target Growth Portfolio, 1st Quarter 2010 Series                          140,602                 (573)
Target Mega-Cap Portfolio, 1st Quarter 2010 Series                        279,879                 (924)
Target Small-Cap Portfolio, 1st Quarter 2010 Series                       137,652                 (265)
Target VIP Conservative Equity Portfolio, 1st Quarter 2010 Series         241,004                 (365)
Value Line(R) Diversified Target 40 Portfolio, 1st Quarter 2010 Series    154,167                 (385)
Value Line(R) Target 25 Portfolio, 1st Quarter 2010 Series                154,987                 (515)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:
      Global Target 15 Portfolio, 1st Quarter 2010 Series, 66.35%
      MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series, 100.00%
      Nasdaq(R) Target 15 Portfolio, 1st Quarter 2010 Series, 34.27%
      NYSE(R) International Target 25 Portfolio, 1st Quarter 2010 Series, 100.00% Target 50/50 Portfolio, 1st Quarter 2010 Series, 12.00%
      Target Diversified Dividend Portfolio, 1st Quarter 2010 Series, 10.01% Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series, 44.61% Target Double Play Portfolio, 1st Quarter 2010 Series, 1.36%
      Target Focus Five Portfolio, 1st Quarter 2010 Series, 28.60%
      Target Growth Portfolio, 1st Quarter 2010 Series, 10.00%
      Target Mega-Cap Portfolio, 1st Quarter 2010 Series, 20.01%
      Target VIP Conservative Equity Portfolio, 1st Quarter 2010 Series, 7.08% Value Line(R) Target 25 Portfolio, 1st Quarter 2010 Series, 2.74%


Page 51


(5) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

Global Target 15 Portfolio, 1st Quarter 2010 Series:
  Consumer Discretionary, 13.35%; Consumer Staples, 13.47%; Energy, 13.24%; Financials, 19.79%; Health Care, 6.73%; Industrials, 6.64%; Information Technology, 6.73%; Telecommunication Services, 13.35%; Utilities, 6.70%

MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series:
  Consumer Discretionary, 15.00%; Consumer Staples, 10.00%; Energy, 5.00%; Health Care, 5.00%; Industrials, 20.00%; Materials 20.00%;
  Telecommunication Services, 20.00%; Utilities, 5.00%

NYSE(R) International Target 25 Portfolio, 1st Quarter 2010 Series:
  Consumer Discretionary, 8.00%; Energy, 8.00%; Financials, 56.01%; Materials, 3.99%; Telecommunication Services, 20.00%; Utilities, 4.00%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs comprise approximately 2.13%, 6.67%, 0.18%, 1.61% and 1.07% of the investments of the S&P Target 24 Portfolio, 1st Quarter 2010 Series, the S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series, the Target 50/50 Portfolio, 1st Quarter 2010 Series, the Target Focus Five Portfolio, 1st Quarter 2010 Series, and the Target VIP
Conservative Equity Portfolio, 1st Quarter 2010 Series, respectively.

(7) Amounts may not compute due to rounding.

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

*  This Security represents a non-income producing security.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 2210, consists of 18 separate portfolios set forth below:

- Dow(R) Target 5 1Q '10 - Term 3/31/11
  (The Dow(R) Target 5 Portfolio, 1st Quarter 2010 Series)
- Global Target 15 1Q '10 - Term 3/31/11
  (Global Target 15 Portfolio, 1st Quarter 2010 Series)
- MSCI EAFE Target 20 1Q '10 - Term 3/31/11
  (MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series)
- Nasdaq(R)  Target 15 1Q '10 - Term 3/31/11
  (Nasdaq(R) Target 15 Portfolio, 1st Quarter 2010 Series)
- NYSE(R) Intl. Target 25 1Q '10 - Term 3/31/11
  (NYSE(R) International Target 25 Portfolio, 1st Quarter
  2010 Series)
- S&P Target 24 1Q '10 - Term 3/31/11
  (S&P Target 24 Portfolio, 1st Quarter 2010 Series)
- S&P Target SMid 60 1Q '10 - Term 3/31/11
  (S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series)
- Target 50/50 1Q '10 - Term 3/31/11
  (Target 50/50 Portfolio, 1st Quarter 2010 Series)
- Target Divsd. Dvd. 1Q '10 - Term 3/31/11
  (Target Diversified Dividend Portfolio, 1st Quarter 2010
  Series)
- Target Dvd. Multi-Strat. 1Q '10 - Term 3/31/11
  (Target Dividend Multi-Strategy Portfolio, 1st Quarter
  2010 Series)
- Target Dbl. Play 1Q '10 - Term 3/31/11
  (Target Double Play Portfolio, 1st Quarter 2010 Series)
- Target Focus 5 1Q '10 - Term 3/31/11
  (Target Focus Five Portfolio, 1st Quarter 2010 Series)
- Target Growth 1Q '10 - Term 3/31/11
  (Target Growth Portfolio, 1st Quarter 2010 Series)
- Target Mega-Cap 1Q '10 - Term 3/31/11
  (Target Mega-Cap Portfolio, 1st Quarter 2010 Series)
- Target Small-Cap 1Q '10 - Term 3/31/11
  (Target Small-Cap Portfolio, 1st Quarter 2010 Series)
- Target VIP Cons. Eqty. 1Q '10 - Term 3/31/11
  (Target VIP Conservative Equity Portfolio, 1st Quarter
  2010 Series)
- Value Line(R) Divsd. Target 40 1Q '10 - Term 3/31/11
  (Value Line(R) Diversified Target 40 Portfolio, 1st
  Quarter 2010 Series)
- Value Line(R) Target 25 1Q '10 - Term 3/31/11
  (Value Line(R) Target 25 Portfolio, 1st Quarter 2010 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a

Trust," to maintain the sound investment character of the Trusts, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

               The Dow(R) Target 5 Portfolio

The Dow (R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Dow
(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow (R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average(sm) ("DJIA(sm)").

The Dow (R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow (R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Value Trust.


                Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:


Step 1: We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA(sm) stocks or two business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.


Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


               MSCI EAFE Target 20 Portfolio

The MSCI EAFE Target 20 Strategy selects 20 common stocks from the MSCI EAFE Index(R). The MSCI EAFE Target 20 Strategy stocks are determined as follows:


Step 1: We begin with the stocks that comprise the MSCI EAFE Index(R) as of three business days prior to the date of this prospectus.

Step 2: We then select the 200 largest by market capitalization that meet both of the following three-month average daily trading volume liquidity screens:
     o Minimum of $5 million traded.
     o Minimum of 100,000 shares traded.

Step 3: The remaining stocks are ranked on four factors:
     o Price to cash flow.
     o Price to book.
     o Return on assets.
     o Momentum.

Step 4: We purchase an approximately equally-weighted portfolio of the 20 stocks with the highest combined ranking on the four factors, subject to a maximum of four stocks from any one of the ten major market sectors and a maximum of four stocks from any single country.


Based on the composition of the portfolio on the Initial Date of Deposit, the MSCI EAFE Target 20 Portfolio is considered to be a Large-Cap Value Trust.


               Nasdaq(R) Target 15 Portfolio

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for the Nasdaq(R) Target 15 Strategy.

The Securities which comprise the Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of the Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

        NYSE (R) International Target 25 Portfolio

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3: We rank each remaining stock on two factors:
     o Price to book; and
     o Price to cash flow.

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE(R) International Target 25 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Target 24 Portfolio

The S&P Target 24 Strategy selects 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

     - Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings.

     - Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

     - Bullish interest indicator, which compares the number of shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for the S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


               S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The S&P Target SMid 60 Strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") (excluding Registered Investment
Companies, Limited Partnerships and Business Development Companies) as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

     - Price to cash flow;

     - 12-month change in return on assets; and

     - 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the S&P Target SMid 60 Strategy.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.

                  Target 50/50 Portfolio

The composition of the Target 50/50 Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise the Dow (R) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Target VIP Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Target VIP Strategy portion of the Trust were selected as follows:

The Dow(R) Target Dividend Strategy.

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

     - Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

     - Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

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Target VIP Strategy.

The Target VIP Strategy invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the underlying strategies included in the Target VIP Strategy also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Strategy seeks to outperform the S&P 500 Index. The Target VIP Strategy provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(R) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise the Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise the S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Nasdaq(R) Target 15 Strategy and the S&P Target 24 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "Nasdaq(R) Target 15 Portfolio" and "S&P Target 24 Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Target Small-Cap Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target ("DART") 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Dow(R) DART 5 Strategy's investment objective. By analyzing dividend yields, the Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, no Trust will invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the NYSE Alternext US or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Page 57


Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The Securities which comprise the Target Small-Cap Strategy are weighted by market capitalization.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R) as of two business days prior to the date of this prospectus gives their #1 ranking for Timeliness(TM), remove the stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

           Target Diversified Dividend Portfolio

The Target Diversified Dividend Portfolio seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

     - Minimum market capitalization of $250 million;

     - Minimum three-month average daily trading volume of $1.5 million; and

     - Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, Registered Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:
     o Indicated dividend yield - 50%;
     o Price to book - 25%; and
     o Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

         Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

- Approximately 25% common stocks which comprise The Dow (R) Target Dividend Strategy;

- Approximately 25% common stocks which comprise the European Target 20
  Strategy;

- Approximately 25% common stocks which comprise the Global Target 15 Strategy; and

Page 58

- Approximately 25% common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the European Target 20 Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target 50/50 Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Dividend Multi-Strategy Portfolio is considered to be a Large-Cap Value Trust.


               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Value Line(R) Target 25 Strategy portions of the Target Double Play Portfolio were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."

                Target Focus Five Portfolio

The composition of the Target Focus Five Portfolio on the Initial Date of Deposit is as follows:

- Approximately 24% common stocks which comprise The Dow(sm) Target Dividend Strategy;

- Approximately 24% common stocks which comprise the S&P Target SMid 60
  Strategy;

- Approximately 24% common stocks which comprise the Value Line(R) Target 25 Strategy;

- Approximately 20% common stocks which comprise the MSCI EAFE Target 20 Strategy; and

- Approximately 8% common stocks which comprise the NYSE (R)
  International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Value Line(R) Target 25 Strategy portions of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio." The Securities which comprise the S&P Target SMid 60 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "S&P Target SMid 60 Portfolio." The Securities which comprise the MSCI EAFE Target 20 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "MSCI EAFE Target 20 Portfolio." The Securities which comprise the NYSE (R) International Target 25 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "NYSE (R) International Target 25 Portfolio."

                  Target Growth Portfolio

The Target Growth Portfolio invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1:We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2:We eliminate REITs, ADRs, Registered Investment Companies and Limited Partnerships.

Step 3:We select only those stocks with positive one year sales growth.

Step 4:We rank the remaining stocks on three factors:

- Sustainable growth rate;

- Change in return on assets; and

- Recent price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


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                 Target Mega-Cap Portfolio

The Target Mega-Cap Portfolio invests in some of the largest companies in the world. These companies are well-known, blue-chip companies that are widely regarded as leaders in their respective industries.

Step 1: We begin with the largest 200 stocks traded on a U.S. exchange which have a minimum three-month average daily trading volume of $10 million (excluding Registered Investment Companies and Limited
Partnerships) as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks on three factors:

     o Price to book;
     o Return on assets; and
     o Recent price appreciation.

Step 3: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors and a maximum of six foreign companies.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Mega-Cap Portfolio is considered to be a Large-Cap Blend Trust.


                Target Small-Cap Portfolio

The Securities which comprise the Target Small-Cap Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered to be a Small-Cap Blend Trust.


         Target VIP Conservative Equity Portfolio

The Target VIP Conservative Equity Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. The Target VIP Conservative Equity Strategy seeks to outperform the S&P 500 Index. The Target VIP Conservative Equity Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market. The composition of the Target VIP Conservative Equity Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(R) DART 10
  Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
  Strategy;

- Approximately 50% common stocks which comprise the S&P Target 24
  Strategy; and

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Global Target 15 Strategy, the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Global Target 15 Portfolio," "S&P Target 24 Portfolio" and "Target 50/50 Portfolio," respectively. The Securities which comprise The Dow (R) DART 10 Strategy portion of the Trust were selected as follows:

The Dow(R) DART 10 Strategy.

The Dow (R) DART 10 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow (R) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select an approximately equally-weighted portfolio of the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow (R) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered to be a Large-Cap Growth Trust.


       Value Line(R) Diversified Target 40 Portfolio

The Value Line(R) Diversified Target 40 Strategy invests in 40 of the 400 stocks that Value Line(R) gives a #1 or #2 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks, 400 of which are given their #1 or #2 ranking for Timeliness(TM). Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum and earnings surprises. The Value Line(R) Diversified Target 40 Strategy stocks are determined as follows:

Step 1: We start with the 400 stocks which Value Line(R) as of two business days prior to the date of this prospectus gives their #1 or #2 ranking for Timeliness(TM), remove the stocks of foreign companies and the stocks of companies with market capitalizations of less than $2 billion, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these remaining stocks for sustainable growth rate.

Step 3: We then rank the stocks for their price to sales ratios.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select an approximately equally weighted portfolio of the 40 stocks with the highest combined ranking on the three factors, subject to a maximum of eight stocks from any one of the ten major market sectors. For purposes of selecting stocks and weighting the market sectors, consumer discretionary and consumer staples are considered separate sectors.

             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies) on a monthly basis. Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

"Dow Jones Industrial Average(sm)," "Dow(R)," "DJIA(sm)," and "Dow
Jones U.S. Select Dividend Index(sm)," are trademarks or service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(R) Target 5 Portfolio, Global Target 15 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

The MSCI EAFE Target 20 Portfolio and Target Focus Five Portfolio are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the Trusts, the Securities or the index on which such Trusts or Securities are based. Except as noted herein, the publisher has not approved of any of the information in this prospectus.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400(R)," "S&P SmallCap 600(R)," and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Focus Five Portfolio and Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target 50/50 Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio, Target VIP Conservative Equity Portfolio, Value Line(R) Diversified Target 40 Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The NYSE International Target 25 Portfolio and Target Focus Five Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 2000(R) Index, the Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index, MSCI EAFE Index(R), and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Two of the Securities in the Nasdaq (R) Target 15 Portfolio, four of the Securities in the S&P Target 24 Portfolio and four of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 43.84%, 48.20% and 49.42%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the Securities held by a Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow (R) Target 5 Portfolio, the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Growth Portfolio, the Target Small-Cap Portfolio and the Target VIP Conservative Equity Portfolio are concentrated in stocks of consumer products companies. The Nasdaq (R) Target 15 Portfolio is concentrated in stocks of information technology companies. The NYSE (R) International Target 25 Portfolio, the S&P Target SMid 60 Portfolio, the Target 50/50 Portfolio and the Target Focus Five Portfolio are concentrated in stocks of financial companies. The Target Double Play Portfolio is concentrated in stocks of consumer products and financial companies. The Value Line (R) Target 25 Portfolio is concentrated in stocks of consumer products and information technology companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Recent negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Legislation has been proposed to create the Financial Services Oversight Council to facilitate information sharing and identify systemic risks. Additional proposed legislation would allow the FDIC to "take over" a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products in addition to their brokerage and investment advice. However, proposed legislation would subject such non-bank financial firms to the requirements of the Bank Holding Company Act of 1956 which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Under the proposed legislation, these companies would be required to register as bank holding companies with the Federal Reserve Board and would be subject to capital and other regulatory requirements of traditional banks. This may result in a decrease in profits, missed business opportunities and cessation of financing activities for companies unable to meet the newly imposed regulatory requirements which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Proposed legislation may establish the Office of National Insurance within the U.S. Department of the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


REITs. Certain of the Securities in the S&P Target 24 Portfolio, the S&P Target SMid 60 Portfolio, the Target 50/50 Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Hong Kong. Approximately 33.21% of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered in Hong Kong Special Administrative Region ("Hong Kong"). Certain of the Securities in certain other Trusts are also issued by companies headquartered in Hong Kong. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately 33.14% of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered in the United Kingdom. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.


Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Foreign Securities. All of the Securities in the MSCI EAFE Target 20 Portfolio and the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.


The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units.
Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, MSCI EAFE Target 20 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio and Target VIP Conservative
Equity Portfolio is maintained by: National Australia Bank Melbourne for Australian Securities; Hongkong and Shanghai Banking Corporation, Hong Kong for Hong Kong Securities; The Bank of Tokyo- Mitsubishi UFJ Ltd., Tokyo, Japan for Japanese Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which have entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.


Emerging Markets. Certain of the Securities in certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

Small Cap Companies. All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in certain other Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Lorillard, Inc., Microsoft Corporation and Reynolds American Inc., or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.


           Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), Russell 2000(R) Index, Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI EAFE Index(R) and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

Russell 2000(R) Index. The Russell 2000(R) Index offers investors access to the small-cap segment of the U.S. equity universe. The Russell 2000(R) Index is constructed to provide a comprehensive, unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set. The Russell 2000(R) Index includes the smallest 2,000 securities in the Russell 3000(R) Index.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI EAFE Index(R). The MSCI EAFE Index(R) (Europe, Australasia, Far
East) is an unmanaged float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada.

                                              COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                          Hypothetical Strategy Total Returns(1)
                                                               NYSE (R)                                         Target
          The Dow (R)  Global       MSCI EAFE    The Nasdaq(R) International The S&P     S&P Target   Target    Diversified
          Target 5     Target 15    Target 20    Target 15     Target 25     Target 24   SMid 60      50/50     Dividend
Year      Strategy     Strategy     Strategy     Strategy      Strategy      Strategy    Strategy     Strategy  Strategy
----      --------     ---------    ---------    ------------  ------------  ----------  ----------   --------  -----------
1972       18.96%
1973       17.58%
1974       -7.52%
1975       62.86%
1976       38.84%
1977        3.18%
1978       -1.30%
1979        7.39%
1980       38.69%
1981        1.22%
1982       40.99%
1983       34.21%
1984        8.55%
1985       35.96%
1986       28.26%                                 19.44%                       18.26%
1987        8.46%       14.92%                    11.92%                        1.85%
1988       18.90%       20.93%                    -1.46%                        4.40%
1989        7.97%       14.49%                    34.49%                       22.45%
1990      -17.94%        0.65%                    -7.64%                        6.55%
1991       59.77%       39.91%                   105.93%                       40.45%
1992       20.63%       24.23%                    -2.91%                       -1.68%                  15.69%
1993       31.38%       62.37%                    25.71%                        8.15%                  20.03%
1994        5.43%      -10.03%                     7.78%                        4.90%                  -3.34%
1995       28.02%       11.47%       14.53%       50.52%                       39.08%     24.38%       44.80%    26.80%
1996       23.46%       19.47%       29.16%       56.87%        25.92%         31.37%     13.46%       27.35%    14.90%
1997       17.13%       -8.77%        6.48%       32.14%        23.28%         30.17%     42.49%       33.03%    25.89%
1998        9.90%       11.11%       32.05%      119.13%        12.56%         39.92%      5.02%       27.12%    12.88%
1999       -9.46%        6.16%       53.65%       96.57%        64.31%         41.23%     24.11%       21.20%    17.47%
2000        8.26%        2.27%       -2.76%      -16.37%        10.87%          3.95%     14.25%       10.19%    19.73%
2001       -5.01%       -1.04%      -16.50%      -27.11%       -14.12%        -10.94%     32.26%       14.40%    29.55%
2002      -12.86%      -14.32%       -3.03%      -26.35%       -20.67%        -19.15%     -5.23%      -11.27%   -10.46%
2003       20.20%       35.94%       37.81%       34.81%        39.53%         23.24%     45.73%       33.38%    46.97%
2004        9.61%       29.23%       23.05%       -3.58%        23.68%         13.65%     23.71%       15.87%    20.44%
2005       -2.41%       11.51%        5.97%        1.28%        13.70%          3.73%      3.16%        4.40%     1.90%
2006       39.57%       40.05%       33.17%        1.64%        28.55%          1.52%     19.78%       14.58%    15.34%
2007        2.25%       14.26%       24.20%       18.93%        24.70%          3.27%     -9.71%        5.06%    -3.92%
2008      -50.10%      -43.29%      -42.54%      -52.84%       -49.80%        -29.33%    -37.71%      -42.90%   -37.11%
2009       13.67%       49.47%       14.10%       14.01%        43.74%         10.65%     47.34%       10.92%    37.39%
(thru 11/30)

                                              COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                          Hypothetical Strategy Total Returns(1)
                                                                                      Value
        Target       Target       Target                                Target VIP    Line(R)
        Dividend     Double       Focus        Target       Target      Target       Conservative  Diversified  Value Line(R)
        Multi-       Play         Five         Growth       Mega-Cap    Small-Cap    Equity        Target 40    Target 25
Year    Strategy     Strategy     Strategy     Strategy     Strategy    Strategy     Strategy      Strategy     Strategy
----    -----------  --------     --------     --------     --------     --------    ---------    ------------  -----------
1972
1973
1974
1975
1976
1977
1978
1979                                                                     37.16%
1980                                                                     58.26%
1981                                                                    -11.60%
1982                                                                     47.88%
1983                                                                     28.53%
1984                                                                     -3.79%
1985                                                                     48.06%                                  31.98%
1986                                                                     20.92%                                  20.21%
1987                                                                     12.27%        3.76%                     16.93%
1988                                                                     20.35%        7.94%                     -9.40%
1989                                                                     23.48%       24.76%                     48.20%
1990                                                                     -1.22%        3.04%                      3.14%
1991                                                                     56.64%       44.64%                     83.77%
1992                                            12.44%                   25.87%        2.85%                     -2.65%
1993                                            21.66%                   19.69%       17.98%                     25.05%
1994                                             1.93%                   -0.49%        1.60%                     12.18%
1995     28.58%       49.54%                    29.86%       35.56%      38.50%       36.19%        30.10%       52.20%
1996     18.47%       35.38%       26.58%       25.20%       17.73%      32.64%       32.37%        26.60%       54.25%
1997     20.77%       37.21%       30.86%       41.38%       41.00%      14.24%       24.13%        38.75%       33.94%
1998     14.75%       47.28%       30.99%       37.34%       44.63%      -0.38%       35.12%        15.97%       91.04%
1999      7.72%       52.97%       46.60%       33.94%       41.14%      10.88%       36.95%        64.51%      111.26%
2000     12.98%        7.21%        6.87%        8.47%      -16.60%       2.86%        3.07%         0.38%      -10.40%
2001     14.33%       20.19%       12.63%       -4.04%      -11.97%      -3.93%      -10.64%         0.69%       -0.10%
2002    -10.62%      -12.42%       -9.79%      -10.72%      -22.84%     -16.15%      -19.08%        -8.95%      -23.91%
2003     36.97%       35.74%       38.44%       34.20%       17.89%      53.12%       24.35%        25.41%       39.34%
2004     23.99%       20.46%       21.63%       16.88%       13.15%      19.39%       12.57%        31.09%       21.78%
2005      5.69%       11.08%        8.01%       17.26%       24.57%      12.55%        3.33%        19.59%       19.71%
2006     26.60%        9.11%       17.66%       16.99%       14.58%      21.60%       11.80%        15.31%        1.27%
2007      5.42%       12.44%       10.04%       20.08%       20.10%      -6.80%        5.37%         1.17%       24.32%
2008    -44.97%      -45.52%      -43.62%      -52.50%      -44.17%     -48.65%      -33.12%       -47.72%      -51.14%
2009     35.74%        6.35%       20.42%       15.62%       10.55%     -11.62%       13.02%        23.31%        1.34%
(thru 11/30)

Page 69


                                              COMPARISON OF TOTAL RETURN(2)

                                                  Index Total Returns

                               NYSE                                                                             Cumulative
                               Interna-                                                                         Interna-
                     Nasdaq-   tional                          Russell                      Russell   MSCI      tional
                     100       100        S&P 500    S&P 1000  3000(R)  FT       Hang Seng  2000(R)   EAFE      Index
Year     DJIA(sm)    Index(R)  Index(sm)  Index      Index     Index    Index    Index      Index     Index(R)  Returns(3)
----     ------      ------    -------    --------   ------    ------   -------  ---------  -------   --------  ----------
1972      18.48%                           19.00%
1973     -13.28%                          -14.69%
1974     -23.57%                          -26.47%
1975      44.75%                           37.23%
1976      22.82%                           23.93%
1977     -12.84%                           -7.16%
1978       2.79%                            6.57%
1979      10.55%                           18.61%                                            43.07%
1980      22.16%                           32.50%                                            38.60%
1981      -3.57%                           -4.92%                                             2.03%
1982      27.11%                           21.55%                                            24.95%
1983      25.96%                           22.56%                                            29.13%
1984       1.30%                            6.27%                                            -7.30%
1985      33.55%                           31.72%                                            31.05%
1986      27.10%       6.89%               18.67%                                             5.68%
1987       5.48%      10.49%                5.25%                        38.32%  -10.02%     -8.80%              11.26%
1988      16.14%      13.54%               16.56%                         7.03%   16.05%     25.02%              13.07%
1989      32.19%      26.17%               31.62%                        24.53%    5.53%     16.26%              20.75%
1990      -0.56%     -10.41%               -3.10%                        10.36%    6.74%    -19.48%               5.51%
1991      24.19%      64.99%               30.40%                        14.88%   42.46%     46.04%              27.17%
1992       7.41%       8.87%                7.61%                        -2.18%   28.89%     18.41%              11.37%
1993      16.93%      11.76%               10.04%                        20.25%  123.35%     18.88%              53.51%
1994       5.01%       1.76%                1.32%                         1.19%  -29.98%     -1.82%              -7.93%
1995      36.87%      43.06%               37.54%     30.69%    35.81%   17.83%   27.28%     28.45%    11.21%    27.33%
1996      28.89%      42.78%    18.50%     22.94%     19.85%    21.51%   20.55%   37.47%     16.49%     6.05%    28.97%
1997      24.94%      20.77%    19.20%     33.35%     30.26%    31.70%   16.44%  -17.68%     22.36%     1.78%     7.90%
1998      18.15%      85.48%    22.64%     28.58%     13.20%    23.94%   12.20%   -2.68%     -2.55%    19.94%     9.22%
1999      27.21%     102.10%    41.93%     21.04%     14.11%    20.90%   17.44%   73.42%     21.26%    27.02%    39.36%
2000      -4.71%     -36.83%   -20.67%     -9.10%     15.86%    -7.47%  -18.58%   -9.35%     -3.02%   -14.17%   -10.88%
2001      -5.43%     -32.62%   -21.13%    -11.88%      1.45%   -11.40%  -23.67%  -22.40%      2.49%   -21.44%   -17.17%
2002     -15.01%     -37.52%   -19.14%    -22.09%    -14.54%   -21.53%  -29.52%  -15.60%    -20.48%   -15.94%   -20.04%
2003      28.26%      49.48%    37.58%     28.67%     36.61%    31.04%   26.27%   41.79%     47.25%    38.59%    32.11%
2004       5.30%      10.75%    16.25%     10.87%     18.39%    11.94%   20.80%   16.96%     18.33%    20.25%    14.35%
2005       1.72%       1.90%    11.22%      4.91%     10.93%     6.15%   12.45%    8.67%      4.55%    13.54%     7.61%
2006      19.03%       7.28%    24.49%     15.78%     11.89%    15.80%   40.25%   38.60%     18.37%    26.34%    32.62%
2007       8.87%      19.24%    16.43%      5.49%      5.18%     5.24%    0.10%   42.88%     -1.57%    11.17%    17.28%
2008     -31.92%     -41.57%    43.26%    -36.99%    -34.67%   -37.30%  -54.74%  -46.04%    -33.79%   -43.38%   -44.23%
2009      21.54%      46.87%    32.13%     24.08%     24.76%    24.81%   32.82%   58.09%     17.70%    29.91%    30.83%
(thru 11/30)

________________

See "Notes to Comparison of Total Return" on page 71.

Page 70


                   NOTES TO COMPARISON OF TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly (except for the MSCI EAFE Index(R); the NYSE International 100 Index(sm); the S&P 1000 Index; and the Russell 2000(R) Index, which assume daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, Total Return on the Hang Seng Index does not include any dividends paid. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                              Average
                                              Annual
Strategy                                      Total Return     Corresponding Index                             Index Returns
____________________________________________  ____________     ______________________________________________  _____________
The Dow(R) Target 5 Strategy                  12.34%           DJIA(sm) (from 12/31/71 through 12/31/08)          10.20%
Global Target 15 Strategy                     10.49%           Cumulative International Index                      9.39%
MSCI EAFE Target 20 Strategy                  10.99%           MSCI EAFE Index(R)                                  3.23%
Nasdaq(R) Target 15 Strategy                  13.93%           Nasdaq-100 Index(R)                                10.33%
NYSE(R) International Target 25 Strategy       9.93%           NYSE International 100 Index(sm)                    4.71%
S&P Target 24 Strategy                        10.40%           S&P 500 Index (from 12/31/85 through 12/31/08)      9.04%
S&P Target SMid 60 Strategy                   11.69%           S&P 1000 Index                                      9.69%
Target 50/50 Strategy                         11.43%           S&P 500 Index (from 12/31/91 through 12/31/08)      6.73%
Target Diversified Dividend Strategy          10.88%           Russell 3000(R) Index                               6.74%
Target Dividend Multi-Strategy                 9.27%           S&P 500 Index (from 12/31/94 through 12/31/08)      6.83%
Target Double Play Strategy                   15.71%           S&P 500 Index (from 12/31/91 through 12/31/08)      6.73%
Target Focus Five Strategy                    12.44%           S&P 500 Index (from 12/31/95 through 12/31/08)      4.78%
Target Growth Strategy                        11.89%           S&P 500 Index (from 12/31/94 through 12/31/08)      6.83%
Target Mega-Cap Strategy                       8.95%           S&P 500 Index (from 12/31/94 through 12/31/08)      6.83%
Target Small-Cap Strategy                     14.35%           Russell 2000(R) Index                              10.80%
Target VIP Conservative Equity Strategy       10.52%           S&P 500 Index (from 12/31/86 through 12/31/08)      8.63%
Value Line(R) Diversified Target 40 Strategy  11.88%           S&P 500 Index (from 12/31/94 through 12/31/08)      6.83%
Value Line(R) Target 25 Strategy              19.34%           S&P 500 Index (from 12/31/84 through 12/31/08)      9.91%

(3) The combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20, 2010 through June 18, 2010. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands)*:             will be:         will be:
________________________________________________________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales(in millions)                  Additional
                                          Concession
____________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of a Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

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The fees payable to First Trust Advisors L.P., FTP Services LLC and the
Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, MSCI Barra, Standard & Poor's, The NASDAQ Stock Market LLC, the NYSE and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

 Each Trust is expected to hold one or more of the following:

(i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and

(ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this

Page 77


section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).


If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.


Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such

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Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by a Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or

Page 79


the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S.
federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity
Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

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- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.


Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.


Unit Holder Reports.


The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:


- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.


It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.


             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100

Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.


Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank (or the FTPS Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.


                   Redeeming Your Units


You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.


Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."


If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, Nasdaq (R) Target 15 Portfolio, NYSE(R) International Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Growth Portfolio, Target Mega-Cap Portfolio, Target Small-Cap Portfolio, Value Line(R) Diversified Target 40 Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio or Target VIP Conservative Equity Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 30 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create.

Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.


If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.


Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust Product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $115 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2008, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $44,448,714 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio is sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee, the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Nasdaq(R) Target 15 Portfolio or the Target

50/50 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio to be issued or in the determination or calculation of the equation by which the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP AGGRESSIVE EQUITY PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI EAFE Index(R).

NEITHER THE MSCI EAFE TARGET 20 PORTFOLIO NOR THE TARGET FOCUS FIVE PORTFOLIO ARE SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY FIRST TRUST PORTFOLIOS L.P. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN TRUSTS GENERALLY OR IN THESE TRUSTS PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THESE TRUSTS OR THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THESE TRUSTS TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE UNITS OF THESE TRUSTS ARE REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THESE TRUSTS.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THESE TRUSTS, OWNERS OF THESE TRUSTS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY

DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 91



                             First Trust(R)

                  Dow(R) Target 5 1Q '10 - Term 3/31/11
                 Global Target 15 1Q '10 - Term 3/31/11
                MSCI EAFE Target 20 1Q '10 - Term 3/31/11
               Nasdaq(R)  Target 15 1Q '10 - Term 3/31/11
              NYSE(R) Intl. Target 25 1Q '10 - Term 3/31/11
                   S&P Target 24 1Q '10 - Term 3/31/11
                S&P Target SMid 60 1Q '10 - Term 3/31/11
                   Target 50/50 1Q '10 - Term 3/31/11
                Target Divsd. Dvd. 1Q '10 - Term 3/31/11
             Target Dvd. Multi-Strat. 1Q '10 - Term 3/31/11
                 Target Dbl. Play 1Q '10 - Term 3/31/11
                  Target Focus 5 1Q '10 - Term 3/31/11
                   Target Growth 1Q '10 - Term 3/31/11
                  Target Mega-Cap 1Q '10 - Term 3/31/11
                 Target Small-Cap 1Q '10 - Term 3/31/11
              Target VIP Cons. Eqty. 1Q '10 - Term 3/31/11
          Value Line(R) Divsd. Target 40 1Q '10 - Term 3/31/11
              Value Line(R) Target 25 1Q '10 - Term 3/31/11
                                 FT 2210

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:                       Trustee:

        FTP Services LLC                   The Bank of New York Mellon

     120 East Liberty Drive                    101 Barclay Street
     Wheaton, Illinois 60187                New York, New York 10286
         1-866-514-7768                          1-800-813-3074
                                      24-Hour Pricing Line:1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
   MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                 ILLEGAL.

                        ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                                under the:

        -  Securities Act of 1933 (file no. 333-162524) and
        -  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information regarding the operation of the SEC's Public Reference
                Room may be obtained by calling the SEC at
                             1-202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the
                          SEC's Internet site at
                           http://www.sec.gov.

                  To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.; Washington, D.C. 20549 e-mail address: publicinfo@sec.gov


                            December 31, 2009


            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 92


                              First Trust(R)

                              The FT Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 2210 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated December 31, 2009. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The NASDAQ Stock Market LLC                                     2
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Dividends                                                    4
   Hong Kong                                                    4
   United Kingdom                                               5
   Foreign Issuers                                              6
   Emerging Markets                                             6
   Exchange Rates                                               7
   REITs                                                       11
   Small-Cap Companies                                         12
Litigation
   Microsoft Corporation                                       12
   Tobacco Industry                                            13
Concentrations
   Consumer Products                                           14
   Financials                                                  14
   Information Technology                                      18
Securities
   The Dow(R) DART 5 Strategy Stocks                           19
   The Dow(R) DART 10 Strategy Stocks                          19
   The Dow(R) Target 5 Strategy Stocks                         20
   The Dow(R) Target Dividend Strategy Stocks                  20
   European Target 20 Strategy Stocks                          22
   Global Target 15 Strategy Stocks                            23
   MSCI EAFE Target 20 Strategy Stocks                         24
   Nasdaq(R) Target 15 Strategy Stocks                         25
   NYSE(R) International Target 25 Strategy Stocks             26
   S&P Target 24 Strategy Stocks                               28
   S&P Target SMid 60 Strategy Stocks                          29
   Target Diversified Dividend Strategy Stocks                 32
   Target Growth Strategy Stocks                               34
   Target Mega-Cap Strategy Stocks                             36
   Target Small-Cap Strategy Stocks                            38
   Value Line(R) Diversified Target 40 Strategy Stocks         39
   Value Line(R) Target 25 Strategy Stocks                     42

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm), which are determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ Stock Market LLC (which with its affiliates is the "Corporations") and are licensed for use by us. Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio have been passed on by the Corporations as to its legality or suitability. Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio are issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE (R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE (R) International Target 25 Strategy; recommend that any person invest in the NYSE (R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Strategy; consider the needs of the NYSE (R) International Target 25 Strategy or the owners of the NYSE (R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy, the owners of the NYSE (R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. Following the Asian financial crisis which began in 1997, the economy suffered seriously along with the collapse of an overheated property market which resulted in deflation which persisted for several years after November 1998, dampening investment and consumption. However, in the years following 2002, Hong Kong enjoyed strong economic growth. Real GDP expanded by 8.6% in 2004, 7.1% in 2005 and 7.0% in 2006. Additionally, the unemployment rate fell in 2006 to 4.7%. This economic growth was the result of an increase in private domestic consumption, an increase in fixed asset and infrastructure spending and continued strong exports of goods and services. However, the current global economic crisis has negatively impacted Hong Kong's economy. Real GDP grew only 2.5% in 2008 and is expected to experience -4.5% growth in 2009. The long-term impact of the economic downturn and any recovery efforts remains unknown.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The Basic Law stipulates that, after a review in 2007, elections for Chief Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority

(the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Due to the outbreak of the Severe Acute Respiratory Syndrome (SARS) during March to May of 2003, the Hang Seng Index suffered a significant decrease. Also, the Hang Seng Index rose approximately 27% from June 2006 until the end of November 2006, at which time it suffered its largest one-day loss in five years. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Foreign Issuers. Since all of the Securities the MSCI EAFE Target 20 Portfolio and the NYSE (R) International Target 25 Portfolio and certain of the Securities in certain other Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rates" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of certain of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.


Exchange Rates. The Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target 50/50 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Traget Focus Five Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.


The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                          Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

           United Kingdom
Annual       Pound Sterling/      Hong Kong/          Euro/        Japanese Yen/         Singapore/        Australia/
Period     U.S. Dollar            U.S. Dollar      U.S. Dollar      U.S. Dollar          U.S. Dollar       U.S. Dollar
-----      ----------             --------          --------        ----------           --------          --------
1983       0.616-0.707            6.480-8.700
1984       0.670-0.864            7.774-8.050
1985       0.672-0.951            7.729-7.990
1986       0.643-0.726            7.768-7.819
1987       0.530-0.680            7.751-7.822
1988       0.525-0.601            7.764-7.912
1989       0.548-0.661            7.775-7.817
1990       0.504-0.627            7.740-7.817
1991       0.499-0.624            7.716-7.803
1992       0.499-0.667            7.697-7.781
1993       0.630-0.705            7.722-7.766
1994       0.610-0.684            7.723-7.750
1995       0.610-0.653            7.726-7.763                        80.630-104.550      1.389-1.466       1.289-1.411
1996       0.583-0.670            7.732-7.742                       103.450-116.210      1.394-1.426       1.225-1.363
1997       0.584-0.633            7.708-7.751                       111.260-130.880      1.399-1.699       1.253-1.538
1998       0.584-0.620            7.735-7.749                       113.600-147.260      1.584-1.792       1.456-1.797
1999       0.597-0.646            7.746-7.775      0.845-0.999      101.640-124.320      1.654-1.736       1.488-1.639
2000       0.605-0.715            7.774-7.800      0.968-1.209      101.450-114.410      1.656-1.759       1.499-1.961
2001       0.678-0.707            7.798-7.800      1.045-1.194      113.570-131.790      1.727-1.856       1.749-2.087
2002       0.621-0.709            7.799-7.800      0.953-1.164      115.810-134.710      1.733-1.852       1.737-1.974
2003       0.560-0.636            7.742-7.800      0.794-0.929      106.970-121.690      1.700-1.784       1.330-1.779
2004       0.514-0.568            7.763-7.800      0.738-0.844      102.080-114.510      1.631-1.728       1.253-1.465
2005       0.518-0.583            7.752-7.800      0.743-0.857      102.050-121.040      1.619-1.706       1.252-1.381
2006       0.509-0.576            7.753-7.792      0.755-0.839      109.760-119.780      1.534-1.661       1.264-1.419
2007       0.481-0.509            7.750-7.826      0.683-0.767      107.410-123.900      1.440-1.545       1.071-1.298
2008       0.502-0.685            7.750-7.804      0.633-0.788       90.640-108.800      1.356-1.513       1.043-1.526


Source: Bloomberg L.P.


                                                 End of Month Exchange Rates
                                                   for Foreign Currencies
                   United Kingdom                                        Japanese
                   Pound Sterling/      Hong Kong/       Euro/              Yen/           Singapore/        Australia/
Monthly Period       U.S. Dollar       U.S.Dollar      U.S. Dollar      U.S. Dollar       U.S. Dollar       U.S. Dollar
--------          --------          --------          --------          --------          --------          --------
2006:
 January           .562              7.757             .823             117.200           1.622             1.319
 February          .570              7.758             .839             115.770           1.622             1.347
 March             .576              7.760             .825             117.780           1.616             1.396
 April             .548              7.753             .792             113.830           1.581             1.317
 May               .535              7.758             .781             112.650           1.580             1.329
 June              .541              7.766             .782             114.420           1.583             1.345
 July              .535              7.771             .783             114.670           1.579             1.305
 August            .525              7.777             .780             117.400           1.573             1.309
 September         .534              7.792             .789             118.180           1.588             1.340
 October           .524              7.778             .784             116.980           1.556             1.292
 November          .509              7.778             .755             115.800           1.541             1.267
 December          .510              7.778             .758             119.070           1.534             1.268
2007:
 January           .509              7.808             .767             120.690           1.536             1.287
 February          .509              7.813             .756             118.560           1.529             1.269
 March             .508              7.814             .749             117.830           1.517             1.237
 April             .500              7.823             .733             119.520           1.520             1.205
 May               .505              7.808             .743             121.730           1.529             1.208
 June              .498              7.818             .738             123.180           1.530             1.177
 July              .492              7.826             .731             118.600           1.517             1.174
 August            .496              7.796             .734             115.780           1.526             1.223
 September         .488              7.775             .701             114.800           1.485             1.126
 October           .481              7.750             .690             115.430           1.447             1.071
 November          .486              7.787             .683             111.230           1.449             1.131
 December          .504              7.799             .685             111.710           1.440             1.143
2008:
 January           .503              7.797             .673             106.450           1.417             1.116
 February          .505              7.782             .659             103.740           1.395             1.074
 March             .504              7.783             .633              99.690           1.376             1.095
 April             .503              7.794             .640             103.910           1.356             1.060
 May               .505              7.804             .643             105.510           1.362             1.046
 June              .502              7.797             .635             106.210           1.360             1.043
 July              .504              7.802             .641             107.910           1.367             1.061
 August            .549              7.804             .682             108.800           1.416             1.166
 September         .562              7.765             .710             106.110           1.435             1.262
 October           .622              7.750             .786              98.460           1.484             1.497
 November          .650              7.750             .788              95.520           1.513             1.526
 December          .685              7.750             .716              90.640           1.430             1.423
2009:
 January           .688              7.755             .780              89.920           1.510             1.569
 February          .698              7.755             .789              97.570           1.547             1.565
 March             .698              7.750             .755              98.960           1.523             1.447
 April             .676              7.750             .756              98.630           1.481             1.378
 May               .618              7.752             .706              95.340           1.444             1.248
 June              .608              7.750             .713              96.360           1.447             1.240
 July              .598              7.750             .701              94.680           1.439             1.196
 August            .614              7.751             .698              93.120           1.441             1.185
 September         .626              7.750             .683              89.700           1.410             1.133
 October           .608              7.750             .679              90.090           1.400             1.111
 November          .608              7.750             .666              86.410           1.384             1.092

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).


REITs. An investment in Units of the S&P Target 24 Portfolio, the S&P Target SMid 60 Portfolio, the Target 50/50 Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.


REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income- producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.


Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that

Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.


Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio, the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Growth Portfolio, the Target Small-Cap Portfolio and the Target VIP Conservative Equity Portfolio are concentrated in stocks of consumer products companies. The Nasdaq (R) Target 15 Portfolio is concentrated in stocks of information technology companies. The NYSE(R) International Target 25 Portfolio, the S&P Target SMid 60 Portfolio, the Target 50/50 Portfolio and the Target Focus Five Portfolio are concentrated in stocks of financial companies. The Target Double Play Portfolio is concentrated in stocks of consumer products and financial companies. The Value Line (R) Target 25 Portfolio is concentrated in stocks of consumer products and information technology companies.


Consumer Products. The general problems and risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low- cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. Proposed legislation calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. Proposals include the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards. Legislation regarding the banking industry has also been proposed which would create a the National Bank Supervisor to conduct prudential supervision regulation of all federally chartered depository institutions, and all federal branches and agencies of foreign banks. This proposed single regulator would oversee the entire banking industry, thereby leading to potential risks, costs and unknown impacts on the entire financial sector.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. S ince mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Recently, ASC 820, "Fair Value Measurements and Disclosures" (formerly Statement of Financial Accounting Standards No. 157) changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.


Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor until December 31, 2013. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.


The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits.

Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) proposed legislation that would establish the Office of National Insurance within the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                    The Dow (R) DART 5 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                   The Dow (R) DART 10 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                   The Dow (R) Target 5 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


               The Dow (R) Target Dividend Strategy Stocks


The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business in four states and Washington, D.C.; offers lease financing to commercial businesses and municipal governments; and reinsures and underwrites certain credit life and credit accident and health insurance policies.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

F.N.B. Corporation, headquartered in Hermitage, Pennsylvania, is a financial services holding company. The company, through its subsidiaries in Pennsylvania, northern and central Tennessee, and eastern Ohio, provides a variety of financial services, primarily to consumers and small to medium-sized businesses.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Mercury General Corporation, headquartered in Los Angeles, California, through its subsidiaries, writes private passenger automobile insurance and commercial automobile insurance.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a holding company for New York Community Bank, a state-chartered stock savings bank.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

Northeast Utilities, headquartered in Berlin, Connecticut, provides retail electric service, through its subsidiaries, to customers in Connecticut, New Hampshire and western Massachusetts. In addition, the company distributes natural gas throughout Connecticut.

People's United Financial Inc., headquartered in Bridgeport, Connecticut, is a stock savings bank, offering services to individual, corporate and municipal customers.

PG&E Corporation, headquartered in San Francisco, California, is an energy-based holding company that owns Pacific Gas and Electric Co., a natural gas and electric utility in the United States.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.

Sensient Technologies Corporation, headquartered in Milwaukee, Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate, institutional and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

Unisource Energy Corporation, headquartered in Tucson, Arizona, is a holding company for Tucson Electric Power Company, an electric utility, and Millennium Energy Holdings, Inc., which invests in energy-related ventures.

United Bankshares, Inc., headquartered in Charleston, West Virginia, through wholly-owned United National Bank and United Bank, provides commercial banking and trust services in West Virginia, Maryland, Ohio, Virginia and Washington, D.C.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

                    European Target 20 Strategy Stocks


Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Fortum Oyj, headquartered in Espoo, Finland, provides a full range of energy related products and services. The company's activities cover the generation, distribution, and sale of electricity and heat and steam, as well as the operation of power plants, and energy-related services. The company operates worldwide but mainly in Northern Europe.

France Telecom S.A., headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

GlaxoSmithKline Plc, headquartered in Middlesex, England, is a research-based pharmaceutical group that develops, manufactures and markets vaccines, prescription and over-the-counter medicines, as well as health-related consumer products. The company specializes in treatments for respiratory, central nervous system, gastro-intestinal and genetic disorders.

Koninklijke (Royal) KPN N.V., headquartered in The Hague, the
Netherlands, provides telecommunications services throughout the Netherlands. The company provides local, long distance, international, and mobile telecommunications services, voice-mail, call forwarding, ISDN Internet lines, faxing, and communications services for businesses and individuals.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin
America, the Middle East, North Africa and the United States.

Royal Dutch Shell Plc, headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

RWE AG, headquartered in Essen, Germany, operates energy businesses and offers municipal services. The company generates electricity, mines coal, refines petroleum, produces natural gas, offers waste disposal and recycling services, supplies drinking water, manufactures printing presses, decommissions nuclear power plants, and disposes of nuclear waste.

Santander Central Hispano S.A., headquartered in Madrid, Spain, is a leader in the running of Spanish banks. It offers domestic retail banking, as well as in other European countries and in Latin America.

Scottish & Southern Energy Plc, headquartered in Perth, Scotland, United Kingdom, is one of the largest energy companies in the UK. It is involved in the generation, transmission, distribution and supply of electricity to industrial, commercial and domestic customers; energy trading; gas marketing; electrical and utility contracting and telecommunications.

Snam Rete Gas SpA, headquartered in San Donato Milanese, Italy, owns and operates Italy's natural-gas distribution network. The company owns and transports gas on a network of high-pressure and medium-pressure pipes, including trunklines connected to production and import sites in Italy.

Telefonica S.A., headquartered in Madrid, Spain, provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. The company also holds stakes in television stations, radio stations and production companies, and publishes directories.

Veolia Environnement, headquartered in Paris, France, is a multinational company with activities in four main areas - water supply and water management, waste management, energy and transport services.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                     Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
-------------------------------------------

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


Financial Times Industrial Ordinary Share Index Companies
----------------------------------------------------------

BAE SYSTEMS Plc, headquartered in Farnborough, England, manufactures products for the military defense sector, in addition to the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Marks & Spencer Group Plc, headquartered in London, United Kingdom, operates retail stores in the United Kingdom, which sell consumer goods and food under the name "St Michael." They also operate "Kings Super Markets" in the United States, in addition to retail stores in the Middle East. The company also provides a range of financial services.

Tate & Lyle Plc, headquartered in London, England, is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

Hang Seng Index Companies
-------------------------

Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

CNOOC Limited, headquartered in Hong Kong, China, engages in the exploration, development, and production of crude oil and natural gas primarily in China.

Hongkong Electric Holdings Limited, headquartered in Hong Kong, China, generates and supplies electricity and provides engineering consultancy and project management services.

Industrial and Commercial Bank of China Ltd., headquartered in Beijing, China, provides a full range of personal and corporate commercial banking services throughout China.

PetroChina Company Limited, headquartered in Beijing, China, explores for, develops, and produces crude oil and natural gas. The company also refines, transports, and distributes crude oil and petroleum products; transmits, markets and sells natural gas; and produces and sells chemicals.


                   MSCI EAFE Target 20 Strategy Stocks

Australia
---------

Wesfarmers Limited, headquartered in Perth, Australia, operates in multiple business segments. The company manufactures and distributes industrial products, engages in mining operations, writes insurance, owns various retail chains, manufactures chemicals and fertilizers, and distributes liquefied petroleum gas and medical and industrial gases.

France
------

Bouygues S.A., headquartered in Cedex, France, operates in five industries: road work, construction, property development, media and telecommunications.

Lafarge SA, headquartered in Paris, France, produces building materials including, cement, aggregates and concrete and gypsum products. The company markets its products to contractors, wholesalers and manufacturers in Europe, Africa, Asia, North America and Latin America.

Sanofi-Aventis, headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Germany
-------

Bayerische Motoren Werke (BMW) AG, headquartered in Munich, Germany, manufactures and sells luxury cars and motorcycles worldwide.

Henkel KGaA Nvtg Prf, headquartered in Dusseldorf, Germany, together with its subsidiaries, engages in laundry and home care, cosmetics/toiletries and adhesive technologies businesses.

Hong Kong
---------

Hutchison Whampoa Limited, headquartered in Hong Kong, China, through its subsidiaries, operates five core businesses including ports and related services, telecommunications and e-commerce, property and hotels, retail and manufacturing, energy, infrastructure, finance and investments.

Italy
-----

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Fiat SpA, headquartered in Turin, Italy, is an automobile manufacturer, engine manufacturer, financial and industrial group. The company is the world's sixth largest carmaker as well as Italy's largest carmaker.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
-----

Mitsubishi Corporation, headquartered in Tokyo, Japan, is a general trading company. The company has multiple business groups including IT & Electronics, Fuels, Metals, Machinery, Chemicals, Living Essentials and Professional Services.

The Netherlands
---------------

European Aeronautic Defence and Space Company, headquartered in Le Carre, the Netherlands, manufactures airplanes and military equipment. The company produces commercial aircraft including the "Airbus," military fighter aircraft, military and commercial helicopters, missiles, satellites, and telecommunications and defense systems. The company also offers military and commercial aircraft conversion and maintenance services.

Norway
------

Telenor ASA, headquartered in Fornebu, Norway, is mostly an international wireless carrier with operations in Scandinavia, Eastern Europe and Asia. The company also has extensive broadband and TV distribution operations in four Nordic countries.

Spain
-----

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin
America, the Middle East, North Africa and the United States.

Sweden
------

TeliaSonera AB, headquartered in Stockholm, Sweden, offers telecommunication services. The company offers mobile communications services in Europe and the United States, as well as operating fixed networks in Northern Europe.

Switzerland
-----------

Holcim Ltd., headquartered in Jona, Switzerland, produces and markets ready-mixed concrete, cement, clinker, and admixtures.

United Kingdom
--------------

Anglo American Plc, headquartered in London, England, holds investments in gold, platinum, diamond, uranium, coal and other mineral mining companies in South Africa, Brazil and the United States. The company also invests in industrial, commercial, finance and insurance companies and small businesses; and provides property development services.

Carnival Plc, headquartered in Southampton, England, owns and operates cruise lines. Cruise vacations are available under the names "Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line" and "Costa Crociere SpA."

Eurasian Natural Resources Corporation, headquartered in London, England, is engaged in the mining and refining of metals with operations in Kazakhstan. The company produces chrome; smelts aluminum; mines iron, manganese and coal; and generates electricity.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                   Nasdaq(R) Target 15 Strategy Stocks


Baidu, Inc. (ADR), headquartered in Beijing, China, provides Chinese language Internet search services primarily in the People's Republic of China and Japan.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

DISH Network Corp., headquartered in Englewood, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services.

Foster Wheeler Ltd., incorporated in Switzerland and headquartered in Clinton, New Jersey, provides a range of design, engineering, construction, manufacturing, project development and management, research and plant operation services.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Infosys Technologies Limited (ADR), headquartered in Bangalore, India, provides consulting and information technology services primarily in North America, Europe, and the Asia-Pacific region.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Joy Global Inc., headquartered in Milwaukee, Wisconsin, manufactures and markets underground mining machinery and surface mining equipment.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

NII Holdings Inc., headquartered in Reston, Virginia, provides digital wireless communication services in Latin America.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.

Virgin Media Inc., headquartered in New York, New York, through its subsidiaries, provides broadband, television, mobile telephone, and fixed line telephone services in the United Kingdom.

Warner Chilcott Plc, headquartered in Ardee, Ireland, is a specialty pharmaceutical company that engages in the development, manufacture, marketing and sale of branded prescription pharmaceutical products in women's healthcare and dermatology segments primarily in the United States.


             NYSE(R) International Target 25 Strategy Stocks


Canada
------

Bank of Montreal, headquartered in Montreal, Quebec, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Manulife Financial Corporation, headquartered in Toronto, Ontario, Canada, is a life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

The Toronto-Dominion Bank, headquartered in Toronto, Ontario, Canada, and its subsidiaries provide retail and commercial banking, wealth management, and wholesale banking products and services in the United States, Canada, and internationally.

France
------

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Veolia Environnement (ADR), headquartered in Paris, France, offers waste management services and logistics for industrial clients, sorting and recycling of materials, waste treatment through incineration, composting and storage, and final recovery of waste in the form of energy or organic materials.

Germany
-------

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Greece
------

National Bank of Greece S.A. (ADR), headquartered in Athens, Greece, together with its subsidiaries, provides diversified financial services primarily in Greece.

Hong Kong
---------

China Unicom Ltd. (ADR), headquartered in Hong Kong, China, an integrated telecommunications operator, offers a range of telecommunications services in China.

Italy
-----

Telecom Italia SpA (ADR), headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
-----

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc., headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

Luxembourg
----------

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, and domiciled in Rotterdam, the Netherlands, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include hot-rolled sheets, cold-rolled sheets, electro-galvanized and coated steel, bars, wire-rods, wire-products, pipes, billets and slabs.

Spain
-----

Repsol YPF, S.A. (ADR), headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin
America, the Middle East, North Africa and the United States.

Switzerland
-----------

Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

UBS AG, headquartered in Zurich, Switzerland, is a leading global financial services firm, the world's largest global asset manager, a top-tier provider of investment banking and securities distribution, and a leading provider of private banking services.

United Kingdom
--------------

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

HSBC Holdings Plc (ADR), headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

Lloyds TSB Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Royal Bank of Scotland Group Plc (ADR), headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.

                      S&P Target 24 Strategy Stocks


Amphenol Corporation, headquartered in Wallingford, Connecticut, is a designer, manufacturer and marketer of electrical, electronic and fiber-optic connectors, interconnect systems, and coaxial and flat-ribbon cable.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, systems and services used primarily in the healthcare field.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

The Dun & Bradstreet Corporation, headquartered in Short Hills, New Jersey, provides business information and tools in the United States and internationally.

Flowserve Corporation, headquartered in Irving, Texas, designs, manufactures, distributes and services industrial flow management equipment. The company's products include pumps, valves and mechanical seals for the chemical processing, petroleum, power generation and water treatment industries worldwide.

FMC Technologies, Inc., headquartered in Houston, Texas, engages in the design, manufacture and servicing of systems and products for the energy, food processing and air transportation industries.

Franklin Resources, Inc., headquartered in San Mateo, California, provides U.S. and international individual and institutional investors with a broad range of investment products and services designed to meet varying investment objectives.

International Business Machines Corporation, headquartered in Armonk, New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Mead Johnson Nutrition Company, headquartered in Glenview, Illinois, manufactures nutritional products for expectant and nursing mothers, infants and children. They market their products in North America, Latin America, Europe and Asia.

National-Oilwell Varco Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Peabody Energy Corporation, headquartered in St. Louis, Missouri, mines and markets predominantly low-sulphur coal, primarily for use by electric utilities. The company also trades coal and emission allowances.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Plum Creek Timber Company, Inc., headquartered in Seattle, Washington, is a self-managed real estate investment trust that owns timberland and wood products conversion plants in the northwestern, northeastern and southern regions of the United States. The company also harvests and exports timber as well as producing lumber, plywood and fiberboard.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions:
Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

T. Rowe Price Group Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price family of no-load mutual funds, and other sponsored investment portfolios and institutional and individual private accounts. The company also provides certain administrative and shareholder services to the Price funds and other mutual funds.

Teradata Corporation, headquartered in Dayton, Ohio, is engaged in the development and marketing of computer software. The company's products include enterprise data warehousing, customer relationship management, master data management, finance and performance management, profitability analytics, and supply chain management software.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

United Technologies Corporation, headquartered in Hartford, Connecticut, makes Pratt & Whitney aircraft jet engines and spare parts; Otis elevators and escalators; Carrier heating, ventilating and air conditioning equipment; automotive products and systems; Sikorsky helicopters; and Hamilton Sundstrand aerospace systems.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related services.


                    S&P Target SMid 60 Strategy Stocks


American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

AmeriCredit Corp., headquartered in Fort Worth, Texas, is a national consumer finance company specializing in purchasing, securitizing and servicing automobile loans.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

BioMed Realty Trust, Inc., headquartered in San Diego, California, is a real estate investment trust that engages in the acquisition, development, ownership, leasing and management of laboratory and office space for the life science industry.

Black Box Corporation, headquartered in Lawrence, Pennsylvania, is a direct marketer and technical service provider of computer communications and networking equipment and services to businesses of all sizes, operating in 132 countries.

Bristow Group, Inc., headquartered in Houston, Texas, provides helicopter transportation services to the offshore oil and gas industry. Through its subsidiaries, affiliates, and joint ventures, the company offers transportation services in oil and gas producing regions around the world.

Cabela's Incorporated, headquartered in Sidney, Nebraska, operates as a direct marketer and a retailer of hunting, fishing, camping, and related outdoor merchandise.

Community Bank System, Inc., headquartered in Dewitt, New York, operates as the bank holding company for Community Bank, N.A. that provides various banking and financial services to retail, commercial and municipal customers.

Delphi Financial Group, Inc. (Class A), headquartered in Wilmington, Delaware, is a holding company whose subsidiaries provide integrated employee benefit services.

Esterline Technologies Corporation, headquartered in Bellevue,
Washington, primarily serves aerospace and defense customers with products for avionics, propulsion and guidance systems.

Extra Space Storage Inc., headquartered in Salt Lake City, Utah, operates as a real estate investment trust which engages in property management and development activities that include acquiring, managing, developing and selling, as well as the rental of self-storage facilities.

First American Corporation, headquartered in Santa Ana, California, through its subsidiaries, provides business information and related products and services primarily in the United States. The company operates in five segments: title insurance and services, specialty insurance, mortgage information, property information, and risk mitigation and business solutions.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive generation for the wholesale market. The company is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Griffon Corporation, headquartered in Jericho, New York, is a diversified manufacturer with operations in building products, electronic information and communication systems, and specialty plastic films.

Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.

Gulf Island Fabrication, Inc., headquartered in Houma, Louisiana, builds and refurbishes offshore drilling and production platforms and other structures used in the development and production of offshore oil and gas reserves. The company's products include jackets and deck sections of fixed production platforms, hull and deck sections of floating production platforms, piles, subsea templates and wellhead protectors.

Hawaiian Electric Industries, Inc., headquartered in Honolulu, Hawaii, is a holding company with its principal subsidiaries engaged in the electric utility, banking and other businesses operating primarily in Hawaii.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Iconix Brand Group, Inc., headquartered in New York, New York, a brand management company, engages in the ownership, licensing, and marketing of a portfolio of owned consumer brands worldwide.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

InfoSpace, Inc., headquartered in Bellevue, Washington, a technology and services company, engages in the development and marketing of Internet and wireless solutions for a range of customers, including consumers, merchants, wireless operators, content brands, and financial institutions.

International Bancshares Corporation, headquartered in Laredo, Texas, is a financial holding company that operates through its four bank subsidiaries: International Bank of Commerce (IBC), Commerce Bank, International Bank of Commerce, Brownsville and International Bank of Commerce, Zapata.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

The Marcus Corporation, headquartered in Milwaukee, Wisconsin, operates movie theatres, as well as hotels and resorts, in the United States.

Mercury General Corporation, headquartered in Los Angeles, California, through its subsidiaries, writes private passenger automobile insurance and commercial automobile insurance.

Molina Healthcare Inc., headquartered in Long Beach, California, is a multi-state managed care organization that arranges for the delivery of healthcare services to persons eligible for Medicaid and other programs for low-income families and individuals.

National Retail Properties Inc., headquartered in Orlando, Florida, is a real estate investment trust that owns and manages commercial properties throughout the United States. The company leases properties to major retail tenants under long-term commercial net leases.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a holding company for New York Community Bank, a state-chartered stock savings bank.

NV Energy Inc., headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power Company which engage in the distribution, transmission, generation and sale of electric energy.

Omnicare, Inc., headquartered in Covington, Kentucky, is a provider of pharmacy services to long-term care institutions such as nursing homes, retirement centers and other healthcare facilities.

On Assignment, Inc., headquartered in Calabasas, California, provides temporary and permanent placement of scientific personnel to laboratories and other institutions; and provides temporary and permanent placement of credit, collection and medical billing professionals to the financial services and healthcare industries.

PacWest Bancorp, headquartered in Rancho Santa Fe, California, operates as the holding company for First National Bank and Pacific Western National Bank, which provide commercial, industrial and private banking services in the California.

Parkway Properties, Inc., headquartered in Jackson, Mississippi, is a self-managed real estate investment trust engaged in the acquisition, ownership, management, financing and leasing of office properties in the southeastern and southwestern United States and in Chicago, Illinois.

Patriot Coal Corporation, headquartered in St. Louis, Missouri, produces and sells coal in the eastern United States.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Pride International, Inc., headquartered in Houston, Texas, is an international provider of contract drilling and related services, operating both offshore and on land.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Res-Care, Inc., headquartered in Louisville, Kentucky, is a human service company that provides residential, therapeutic and educational support to people with developmental or other disabilities.

S&T Bancorp, Inc., headquartered in Indiana, Pennsylvania, operates as the holding company for the S&T Bank, which offers various commercial banking and other financial services to individual and corporate customers.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Southern Union Company, headquartered in Houston, Texas, together with its subsidiaries, engages in the transportation, storage, and distribution of natural gas in the United States.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States.

Symmetry Medical Inc., headquartered in Warsaw, Indiana, engages in the design, development and production of implants and related instruments for orthopedic device manufacturers.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Teleflex Incorporated, headquartered in Limerick, Pennsylvania, is a diversified industrial firm operating commercial, medical, and aerospace segments. The company is engaged in the manufacture of mechanical controls, electronic products, driver control systems, hospital supply and surgical devices, precision controls, and cargo systems.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Tower Group, Inc., headquartered in New York, New York, provides property and casualty insurance and insurance services to small and mid- sized businesses and individuals. The company's property and casualty commercial and personal lines products and services are offered in select markets not well served by other carriers.

Triumph Group, Inc., headquartered in Wayne, Pennsylvania, designs, engineers, manufactures, repairs, overhauls and distributes aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, auxiliary power units, avionics and aircraft instruments.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate, institutional and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

URS Corporation, headquartered in San Francisco, California, is an engineering services firm that provides a broad range of planning, design and program and construction management services.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

Wintrust Financial Corporation, headquartered in Lake Forest, Illinois, is a holding company whose subsidiaries provide banking services in the Chicago metropolitan area and financing for the payment of insurance premiums.


               Target Diversified Dividend Strategy Stocks


Alliant Energy Corporation, headquartered in Madison, Wisconsin, operates as the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy; and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin and Illinois.

Apogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products, services and systems for the non-residential building, commercial and automotive markets.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Axis Capital Holdings Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, provides various insurance and reinsurance products to insureds and reinsureds.

Barnes & Noble, Inc., headquartered in New York, New York, is a retailer that operates bookstores and video game and entertainment software stores under the "Barnes & Noble Booksellers," "Bookstop," "Bookstar," "B. Dalton Bookseller," "Doubleday Book Shops" and "Scribner's Bookstore" trade names.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Carpenter Technology Corporation, headquartered in Wyomissing,
Pennsylvania, manufactures, fabricates and distributes specialty metals and engineered products. The company's products include stainless steels, special alloys, ceramics, titanium products and other steel.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

Diebold, Incorporated, headquartered in North Canton, Ohio, develops, manufactures, sells and services automated teller machines, electronic and physical security systems, various products to equip bank facilities, and software and integrated systems.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.

Harte-Hanks, Inc., headquartered in San Antonio, Texas, is a leading direct marketing services firm and one of the largest producers of shoppers (weekly advertising circulars sent by mail) in the United States. The company's direct marketing division offers outsourced traditional direct marketing services as well as consulting and technology services to clients within the United States and other countries.

Intersil Corporation, headquartered in Irvine, California, is a systems oriented designer and manufacturer of analog and digital integrated circuits and discrete semiconductors for the communications market.

J.C. Penney Company, Inc., headquartered in Plano, Texas, a holding company, is a retailer operating through its two wholly-owned subsidiaries, J.C. Penney Corp., the 100 year-old department store chain, catalog and Internet business; and Eckerd Corp., a retail drugstore chain.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

Methanex Corporation, headquartered in Vancouver, British Columbia, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and is used in fuel cell applications.

Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.

Otter Tail Corporation, headquartered in Fergus Falls, Montana, operates as a diversified company with interests in electric, health services, manufacturing, plastics and other businesses.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Pepco Holdings, Inc., headquartered in Washington, D.C., is a public utility company managing several utility operations. The largest component of the company's business is power delivery, which is conducted through its subsidiaries, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company.

Pharmaceutical Product Development, Inc., headquartered in Wilmington, North Carolina, provides a broad range of integrated product development services on a global basis to complement the research and development activities of companies in the pharmaceutical and biotechnology industries. The company offers assessment and management of chemical and environmental health risk and provides research, development and consulting services in the life, environmental and discovery sciences.

Portland General Electric Company, headquartered in Portland, Oregon, is an electric utility which generates, purchases, transmits, distributes, and sells electricity in Oregon. The company also sells energy to wholesale customers throughout the western United States.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.

Sensient Technologies Corporation, headquartered in Milwaukee, Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

Teekay Corporation, headquartered in Nassau, Bahamas, provides international petroleum product and crude oil transportation services to major oil companies and oil traders, and government agencies. Services are provided through a fleet of medium size oil tankers worldwide.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

Zenith National Insurance Corp., headquartered in Woodland Hills,
California, is a holding company that, through its wholly-owned insurance subsidiaries, is engaged in the property-casualty insurance business.


                      Target Growth Strategy Stocks


AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.

American Tower Corporation, headquartered in Boston, Massachusetts, together with its subsidiaries, operates as a wireless and broadcast communications infrastructure company.

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services serving its customers nationwide through drug distribution facilities and three specialty products distribution facilities.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

BMC Software, Inc., headquartered in Houston, Texas, is a worldwide provider of software and services designed to greatly increase the productivity, reliability and recoverability of its clients' core information technology (IT) operations.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

CONSOL Energy Inc., headquartered in Pittsburgh, Pennsylvania, is a multi-fuel energy producer and energy services provider that primarily serves the electric power generation industry in the United States.

Delta Air Lines, Inc., headquartered in Atlanta, Georgia, provides scheduled air transportation for passengers and cargo in the United States and internationally.

DIRECTV, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Discovery Communications Inc., headquartered in Englewood, Colorado, provides media management and network services to the media and entertainment industries.

Eldorado Gold Corporation, headquartered in Vancouver, British Columbia, Canada, is engaged in the mining and processing of gold ore and the exploration for and the acquisition and development of, gold-bearing mineral properties.

First Solar, Inc., headquartered in Phoenix, Arizona, and its subsidiaries engage in the design, manufacture, and sale of solar electric power modules.

FMC Technologies, Inc., headquartered in Houston, Texas, engages in the design, manufacture and servicing of systems and products for the energy, food processing and air transportation industries.

General Mills, Inc., headquartered in Minneapolis, Minnesota, makes and markets a variety of consumer food products, including ready-to-eat cereals, desserts, flour and baking mixes, dinner and side dish products, snack products, beverages and yogurt products.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

Hospira, Inc., headquartered in Lake Forest, Illinois, is a specialty pharmaceuticals and medication delivery company created from the core hospital products business of Abbott Laboratories. Business segments of the company include specialty injectable pharmaceuticals, medication delivery systems and contract manufacturing.

Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

MasterCard, Inc., headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide.

Medco Health Solutions, Inc., headquartered in Franklin Lakes, New Jersey, a pharmacy benefit manager, provides programs and services for its clients and the members of their prescription benefit plans, as well as for the physicians and pharmacies for the members' use.

Newmont Mining Corporation, headquartered in Denver, Colorado, is a holding company and is principally engaged in gold mining with operations in North America, Australia, Indonesia, New Zealand, South America, Turkey and Uzbekistan.

Noble Corporation, headquartered in Baar, Switzerland, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.

Salesforce.com, Inc., headquartered in San Francisco, California, provides customer relationship management (CRM) service to businesses of various sizes and industries worldwide.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Visa, Inc., headquartered in San Francisco, California, through its subsidiaries, operates retail electronic payments network worldwide.

Warner Chilcott Plc, headquartered in Ardee, Ireland, is a specialty pharmaceutical company that engages in the development, manufacture, marketing and sale of branded prescription pharmaceutical products in women's healthcare and dermatology segments primarily in the United States.


                     Target Mega-Cap Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.

Anadarko Petroleum Corporation, headquartered in Houston, Texas, explores for, develops, produces and markets natural gas, crude oil, condensate and natural gas liquids, both domestically and internationally. The company also participates in overseas exploration joint ventures.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

CNOOC Limited (ADR), headquartered in Hong Kong, China, engages in the exploration, development, and production of crude oil and natural gas primarily in China.

Companhia de Bebidas das Americas (AmBev) (ADR), headquartered in Sao Paulo, Brazil, a holding company, engages in the production, distribution, and sale of beer, soft drinks, and non-alcoholic and non-carbonated products in Latin America and North America.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Danaher Corporation, headquartered in Washington, D.C., produces and sells electronic test tools; storage tank leak detection systems; motion, speed and position instruments and sensing devices; and general purpose and automotive specialty tools.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Franklin Resources, Inc., headquartered in San Mateo, California, provides U.S. and international individual and institutional investors with a broad range of investment products and services designed to meet varying investment objectives.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.

Google Inc., headquartered in Mountain View, California, provides a web based search engine through its Google.com website. The company offers a wide range of search options, including web, image, groups, directory and news searches.

Halliburton Company, headquartered in Houston, Texas, provides a variety of services-equipment, maintenance, engineering and construction-to energy, industrial and governmental customers.

Infosys Technologies Limited (ADR), headquartered in Bangalore, India, provides consulting and information technology services primarily in North America, Europe, and the Asia-Pacific region.

MasterCard, Inc., headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse," "Cole Haan" and "Hurley."

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States. The company offers various products and services, including life insurance, mutual funds, annuities, pension and retirement-related services and administration, asset management, securities brokerage, banking and trust services, real estate brokerage franchises, and relocation services.

Southern Copper Corporation, headquartered in Phoenix, Arizona, engages in mining of open pit mines; milling and flotation of copper ore to produce copper concentrates; smelting of copper concentrates to produce blister copper; and refining blister copper to produce copper cathodes. The company operates the Toquepala and Cuajone open pit mines in the Andes, Peru; and the Cananea mine and La Caridad mine in northern Mexico.

Tenaris S.A. (ADR), headquartered in Luxembourg City, Luxembourg, is a global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide. One of the company's Argentinian subsidiaries operates one of the most integrated and efficient steel mills of its kind in the world.

Transocean Ltd., incorporated in Geneva, Switzerland and headquartered in Houston, Texas, is an international provider of offshore and inland marine contract drilling services for oil and gas wells.

Union Pacific Corporation, headquartered in Omaha, Nebraska, operates through subsidiaries in the areas of rail transportation (Union Pacific Railroad Co. and Southern Pacific Rail Corp.) and trucking (Overnite Transportation Company).

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into four businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: Health Care Services; OptumHealth; Ingenix, and Prescription Solutions.

Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail drugstores throughout the United States and Puerto Rico. The company's stores sell prescription and nonprescription drugs, general merchandise, cosmetics, liquor and beverages, toiletries and tobacco products. The company also operates two mail-order facilities.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

WellPoint, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid, and senior markets.

                     Target Small-Cap Strategy Stocks


Abaxis, Inc., headquartered in Union City, California, develops, manufactures and markets portable blood analysis systems for use in any veterinary or human patient-care setting to provide clinicians with rapid blood constituent measurements.

American Italian Pasta Company, headquartered in Kansas City, Missouri, produces more than 80 dry pasta shapes from two vertically-integrated milling and pasta production and distribution facilities, generating its revenues from both the retail and institutional markets.

Baldor Electric Company, headquartered in Fort Smith, Arkansas, designs, manufactures, and sells electric motors, drives, and generators to original equipment manufacturers and independent distributors worldwide.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.

California Pizza Kitchen, Inc., headquartered in Los Angeles,
California, is a casual dining restaurant chain in the premium pizza segment.

Chart Industries, Inc., headquartered in Garfield Heights, Ohio, manufactures and supplies engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases.

Cogent Communications Group Inc., headquartered in Washington, DC, together with subsidiaries, provides high-speed Internet access and Internet Protocol, or communications services to small and medium-sized businesses, communications service providers, and other bandwidth-intensive organizations.

Computer Programs and Systems, Inc., headquartered in Mobile, Alabama, is a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the demands of small and mid-size hospitals.

Dionex Corporation, headquartered in Sunnyvale, California, designs, manufactures, markets and services analytical instrumentation and related accessories and chemicals.

EnergySolutions, Inc., headquartered in Salt Lake City, Utah, provides technology-based nuclear services to government and commercial customers in the United States.

Genesco Inc., headquartered in Nashville, Tennessee, is a retailer and wholesaler of branded footwear. The company operates retail stores principally under the names of "Journeys," "Johnston and Murphy" and "Jarman."

GeoEye Inc., headquartered in Dulles, Virginia, is a provider of earth imagery products and services on a global basis. The company's high-resolution satellite offers both color and black and white digital imagery worldwide.

GFI Group Inc., headquartered in New York, New York, operates as an inter-dealer broker, and vendor of related products and services for over-the-counter derivative products and related securities.

Hibbett Sports Inc., headquartered in Birmingham, Alabama, operates a chain of full-line athletic sporting goods stores in small to mid-sized markets predominantly in the southeast, mid-Atlantic and midwest. The stores sell athletic footwear, apparel and equipment. The company operates under the names "Hibbett Sports" and "Sports & Co."

HMS Holdings Corporation, headquartered in New York, New York, through its subsidiary, Health Management Systems, Inc., provides cost containment, coordination of benefits, and program integrity services to government healthcare programs in the United States.

Hornbeck Offshore Services, Inc., headquartered in Covington, Louisiana, provides marine transportation services to the offshore oil and gas industry. The company owns and operates supply vessels in the Gulf of Mexico supporting operations of drilling rigs and platforms. Ocean-going tugs and barges are also operated in the northeastern United States and Puerto Rico.

Jos. A. Bank Clothiers, Inc., headquartered in Hampstead, Maryland, is a retailer and direct marketer (through catalog and Internet) of men's tailored and casual clothing and accessories.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

Koppers Holdings, Inc., headquartered in Pittsburgh, Pennsylvania, through its subsidiaries, produces carbon compounds and treated wood products for the aluminum, railroad, specialty chemical, utility, rubber, and steel industries.

Lawson Software, Inc., headquartered in St. Paul, Minnesota, provides enterprise software, services and support.

Lincoln Educational Services Corporation, headquartered in West Orange, New Jersey, provides career-oriented post-secondary education to recent high school graduates and working adults. The company offes degree and diploma programs at various locations in automotive technology, culinary and spa, health sciences, skilled trades, and information technology.

MedAssets, Inc., headquartered in Alpharetta, Georgia, provides technology enabled products and services for hospitals, health systems and ancillary healthcare providers in the United States.

The Men's Wearhouse, Inc., headquartered in Houston, Texas, operates as a specialty retailer of menswear. The company operates throughout the United States primarily under the brand names of "Men's Wearhouse" and "K&G."

The Middleby Corporation, headquartered in Elgin, Illinois, designs, manufactures and services cooking and food preparation equipment. The company's products include the brand names "Marshall," "Southbend" and "Toastmaster" and are marketed throughout the world.

National Presto Industries, Inc., headquartered in Eau Claire, Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

Netezza Corporation, headquartered in Marlborough, Massachusetts, provides data warehouse appliances to enterprises, mid-market companies, and government agencies worldwide.

Neutral Tandem, Inc., headquartered in Chicago, Illinois, provides tandem interconnection services principally to competitive carriers, including wireless, wireline, cable, and broadband telephony companies in the United States.

PAREXEL International Corporation, headquartered in Waltham,
Massachusetts, provides contract research, medical marketing, consulting and technology products and services to pharmaceutical, biotechnology and medical device industries.

Peet's Coffee & Tea Inc., headquartered in Emeryville, California, markets fresh roasted whole bean coffee. The company distributes its products through specialty grocery and gourmet food stores, online and mail order, and offices and restaurant accounts.

Progress Software Corporation, headquartered in Bedford, Massachusetts, develops, markets and distributes software to simplify and accelerate the development, deployment, integration and management of business applications.

Robbins & Myers, Inc., headquartered in Dayton, Ohio, engages in the design, manufacture, and marketing of equipment and systems for the pharmaceutical, energy, and industrial markets worldwide.

ScanSource, Inc., headquartered in Greenville, South Carolina, is a value-added distributor of automatic identification, point of sale and telephone products.

Syniverse Holdings Inc., headquartered in Tampa, Florida, provides wireless voice and data services for telecommunications companies.

Texas Roadhouse, Inc., headquartered in Louisville, Kentucky, is a moderately priced, full service restaurant chain.

TreeHouse Foods, Inc., headquartered in Westchester, Illinois, processes food and markets its products to grocery stores. The company's products include cheese sauces, non-dairy powdered coffee creamer, pickles, relishes and puddings.

True Religion Apparel, Inc., headquartered in Los Angeles, California, designs, manufactures, markets, distributes and sells denim jeans and other apparel for men, women and children. The company's products are sold in the United States and abroad in departments stores such as "Nordstrom," "Bloomingdales," "Bergdorf Goodman," "Urban Outfitters" and other fashion boutiques.

United Natural Foods, Inc., headquartered in Dayville, Connecticut, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

WESCO International, Inc., headquartered in Pittsburgh, Pennsylvania, is a provider of electrical construction products and electrical and industrial maintenance, repair and operating supplies.

Zoll Medical Corporation, headquartered in Burlington, Massachusetts, designs, makes and markets an integrated line of proprietary, noninvasive cardiac resuscitation devices; disposable electrodes used for the emergency treatment of cardiac arrest victims; and EMS data management systems.


           Value Line(R) Diversified Target 40 Strategy Stocks


The AES Corporation, headquartered in Arlington, Virginia, develops, acquires, owns and operates electric power generation facilities throughout the world. A majority of the company's sales are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users.

Alliance Data Systems Corporation, headquartered in Dallas, Texas, provides transaction services, credit services, and marketing services to retail companies in North America. The company focuses on facilitating and managing electronic transactions between clients and their customers through multiple distribution channels, including its in- store, catalog, and the Internet.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services serving its customers nationwide through drug distribution facilities and three specialty products distribution facilities.

Ashland Inc., headquartered in Covington, Kentucky, distributes industrial chemicals and solvents, markets Valvoline motor oil and automotive chemicals, performs contract construction work, and operates crude oil refineries.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

CIGNA Corporation, headquartered in Philadelphia, Pennsylvania, operates as one of the largest investor-owned, insurance-based financial services organizations in the country. The company focuses its efforts on employee benefits, property-casualty insurance, managed care products and services, retirement products and services and individual financial services worldwide.

Community Health Systems Inc., headquartered in Brentwood, Tennessee, is a non-urban provider of general hospital healthcare services in the United States.

Computer Sciences Corporation, headquartered in El Segundo, California, is a major provider of information technology services to commercial and government markets. The company specializes in management consulting; information systems consulting and integration; and outsourcing.

CONSOL Energy Inc., headquartered in Pittsburgh, Pennsylvania, is a multi-fuel energy producer and energy services provider that primarily serves the electric power generation industry in the United States.

DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

Del Monte Foods Company, headquartered in San Francisco, California, engages in the production, distribution, and marketing of branded food and pet products for the retail market in the United States.

DIRECTV, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Discover Financial Services, headquartered in Riverwoods, Illinois, together with its subsidiaries, operates as a credit card issuer and electronic payment services company primarily in the United States.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

Dresser-Rand Group, Inc., headquartered in Houston, Texas, engages in the design, manufacture, and marketing of rotating equipment solutions to the oil, gas, petrochemical, and process industries worldwide.

DST Systems, Inc., headquartered in Kansas City, Missouri, provides information processing and computer software services and products, primarily to mutual funds, insurance providers, banks and other financial service organizations.

Flowserve Corporation, headquartered in Irving, Texas, designs, manufactures, distributes and services industrial flow management equipment. The company's products include pumps, valves and mechanical seals for the chemical processing, petroleum, power generation and water treatment industries worldwide.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Hewitt Associates, Inc., headquartered in Lincolnshire, Illinois, provides human resource benefits, outsourcing and consulting services primarily in the United States and the United Kingdom.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk, New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

ITT Corp., headquartered in White Plains, New York, is a global multi-industry company engaged in the design and manufacture of a range of engineered products and in the provision of related services.

Kellogg Company, headquartered in Battle Creek, Michigan, is the world's leading producer of ready-to-eat cereal products and has expanded its operations to include other grain-based convenience food products, such as "Pop-Tarts," "Eggo," "Nutri-Grain" and "Rice Krispies Treats." The company also markets "Keebler" food products as well as other private label convenience food products.

Kinetic Concepts, Inc., headquartered in San Antonio, Texas, designs, manufactures, markets, and services proprietary products that accelerate the healing process or prevent complications. The company's wound care systems, which incorporate its proprietary Vacuum Assisted Closure (V.A.C.) technology, include specialty hospital beds, mattress replacement systems and overlays.

Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

NII Holdings Inc., headquartered in Reston, Virginia, provides digital wireless communication services in Latin America.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma, leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, explores for and produces natural gas and oil, and extracts and sells natural gas liquids.

RadioShack Corporation, headquartered in Fort Worth, Texas, is engaged in the retailing of consumer electronics, computer, wireless communication and satellite systems through company-owned stores and dealer/franchise outlets.

Rock-Tenn Company (Class A), headquartered in Norcross, Georgia, manufactures and distributes folding fiber partitions, cartons, corrugated containers and displays, laminated paperboard products, plastic packaging, recycled paperboard and corrugating medium to nondurable good producers.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Spirit AeroSystems Holdings Inc., headquartered in Wichita, Kansas, engages in the design and manufacturing of aero-structures.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores, moderate-priced promotional stores and traditional department stores.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Tenet Healthcare Corporation, headquartered in Santa Barbara, California, owns or operates acute care hospitals and related healthcare facilities in 22 states; and holds investments in other healthcare companies.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Universal Health Services, Inc. (Class B), headquartered in King of Prussia, Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers.

Valmont Industries, Inc., headquartered in Omaha, Nebraska, and its subsidiaries engage in the production of fabricated metal products; metal and concrete pole and tower structures; and mechanized irrigation systems, as well as provision of metal coating services.

Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

                 Value Line(R) Target 25 Strategy Stocks


Bare Escentuals, Inc., headquartered in San Francisco, California, together with its subsidiaries, engages in the development, marketing and sale of cosmetics, and skin care and body care products under "bareMinerals," "RareMinerals," "Buxom" and "md formulations" brands worldwide.

Big 5 Sporting Goods Corp., headquartered in El Segundo, California, together with its subsidiaries, engages in the retail of sporting goods in the western United States.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Culp, Inc., headquartered in High Point, North Carolina, manufactures and markets upholstery fabrics and mattress tickings primarily for use in the furniture and bedding industries on a worldwide basis. The company's fabrics are used principally in the production of residential and commercial furniture and bedding products, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, panel systems and mattress sets.

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

Dress Barn, Inc., headquartered in Suffern, New York, operates a national chain of value-priced specialty stores offering career fashion to working women. The Company's stores, operating principally under the names Dress Barn and Dress Barn Woman, offer in-season, moderate-price fashion apparel.

DSW Inc., headquartered in Columbus, Ohio, together with its subsidiaries, operates as a footwear specialty retailer in the United States.

Fuel Systems Solutions Inc., headquartered in Cerritos, California, engages in the design, manufacture and supply of alternative fuel products and systems to the transportation, industrial and power generation sectors worldwide.

GUESS?, Inc., headquartered in Los Angeles, California, designs, markets and distributes a line of casual apparel, accessories and related consumer products. The products are marketed and licensed under the brand names "Guess?," "Guess U.S.A." and "Triangle Design."

Herbalife Ltd., incorporated in the Cayman Islands and headquartered in Los Angeles, California, a network marketing company, sells weight management, nutritional supplement, energy and fitness, and personal care products worldwide.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

J. Crew Group, Inc., headquartered in New York, New York, operates as a multi-channel specialty retailer in the United States. The company designs, contracts for the manufacture of, markets and distributes women's, men's and children's apparel; shoes; and accessories under the "J. Crew" brand name.

Jo-Ann Stores, Inc., headquartered in Hudson, Ohio, operates as a specialty retailer of crafts in the United States.

NBTY, Inc., headquartered in Bohemia, New York, is a vertically integrated manufacturer, marketer and retailer of nutritional supplements in the United States, the United Kingdom and internationally.

Netflix Inc., headquartered in Los Gatos, California, is an online movie rental subscription service provider in the United States. The company provides its subscribers access to a library of movie, television and other filmed entertainment titles.

NewMarket Corporation, headquartered in Richmond, Virginia, through its subsidiaries, engages in the development, manufacture, blending, and delivery of chemical additives for petroleum products.

NII Holdings Inc., headquartered in Reston, Virginia, provides digital wireless communication services in Latin America.

Nu Skin Enterprises, Inc. (Class A), headquartered in Provo, Utah, is a global direct selling company. The company develops and distributes personal care products and nutritional supplements. The company markets its products in the Americas, Europe and the Asia Pacific region. The company also provides marketing and distribution of technology-based products through Big Planet, Inc.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

Tupperware Brands Corporation, headquartered in Orlando, Florida, engages in the manufacture and sale of Tupperware products and BeautiControl cosmetics and personal care products.

Unisys Corporation, headquartered in Blue Bell, Pennsylvania, designs, manufactures and markets computer-based information systems and related products and services.

Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.

Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

Wright Express Corporation, headquartered in South Portland, Maine, provides payment processing and information management services to commercial and government vehicle fleets in the United States and Canada. The company markets it services directly to businesses and government agencies through direct, private label and co-branded channels.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 2210, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT
1392; FT 1393; FT 1422 and FT 1423; FT 1524; FT 1525; FT 1573; FT
1590;  FT  1635; FT 1638; FT 1639; FT 1693; FT 1711; FT 1712;  FT
1770;  FT  1809; FT 1829; FT 1859; FT 1863; FT 1888; FT 1894;  FT
1911;  FT  1937; FT 1977; FT 1991; FT 1994; FT 2038; FT 2051;  FT
2057;  FT  2079; FT 2092; FT 2106; FT 2107; FT 2126; FT 2159;  FT
2165;  FT  2170;  FT  2181  and  FT  2220  for  purposes  of  the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 2210, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 31, 2009.

                              FT 2210

                              By FIRST TRUST PORTFOLIOS L.P.
                                        Depositor

                              By:  Jason T. Henry
                                   Senior Vice President


                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                DATE


Judith M. Van Kampen        Director           )
                            of The Charger     )
                            Corporation, the   )  December 31, 2009
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )

Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )
                            Corporation, the   )  Jason T. Henry
                            General Partner of )  Attorney-in-Fact**
                            First Trust        )
                            Portfolios L.P.    )

David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-162524 on Form S-6 of our report dated December 31, 2009, relating to the financial statements of FT 2210, comprising Dow(R) Target 5 1Q '10 - Term 3/31/11 (The Dow(R) Target 5 Portfolio, 1st Quarter 2010 Series); Global Target 15 1Q '10 - Term 3/31/11 (Global Target 15 Portfolio, 1st Quarter 2010 Series); MSCI EAFE Target 20 1Q '10 - Term 3/31/11 (MSCI EAFE Target 20 Portfolio, 1st Quarter 2010 Series); Nasdaq(R) Target 15 1Q '10 - Term 3/31/11 (Nasdaq(R) Target 15 Portfolio, 1st Quarter 2010 Series); NYSE(R) Intl. Target 25 1Q '10 - Term 3/31/11 (NYSE(R) International Target 25 Portfolio,
1st Quarter 2010 Series); S&P Target 24 1Q '10 - Term 3/31/11 (S&P Target 24 Portfolio, 1st Quarter 2010 Series); S&P Target SMid 60 1Q '10 - Term 3/31/11 (S&P Target SMid 60 Portfolio, 1st Quarter 2010 Series); Target 50/50 1Q '10 - Term 3/31/11 (Target 50/50 Portfolio, 1st Quarter 2010 Series); Target Divsd. Dvd. 1Q '10 - Term 3/31/11 (Target Diversified Dividend Portfolio, 1st Quarter 2010 Series); Target Dvd. Multi-Strat. 1Q '10 - Term
3/31/11 (Target Dividend Multi-Strategy Portfolio, 1st Quarter 2010 Series); Target Dbl. Play 1Q '10 - Term 3/31/11 (Target Double Play Portfolio, 1st Quarter 2010 Series); Target Focus 5 1Q '10 - Term 3/31/11 (Target Focus Five Portfolio, 1st Quarter 2010 Series); Target Growth 1Q '10 - Term 3/31/11 (Target Growth Portfolio, 1st Quarter 2010 Series); Target Mega-Cap 1Q '10 - Term 3/31/11 (Target Mega-Cap Portfolio, 1st Quarter 2010 Series); Target Small-Cap 1Q '10 - Term 3/31/11 (Target Small-Cap Portfolio, 1st Quarter 2010 Series); Target VIP Cons. Eqty. 1Q '10 - Term 3/31/11 (Target VIP Conservative Equity Portfolio, 1st Quarter 2010 Series); Value Line(R) Divsd. Target 40 1Q '10 - Term 3/31/11 (Value Line(R) Diversified Target 40 Portfolio, 1st Quarter 2010 Series) and Value Line(R) Target 25 1Q '10 - Term
3/31/11  (Value  Line(R) Target 25 Portfolio,  1st  Quarter  2010
Series) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
December 31, 2009


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 2210 and certain subsequent series, effective December 31, 2009 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597).

                               S-7